
07052132



FORMFACTOR INC

INNOVATION

REPORT2006

FINANCIALHIGHLIGHTS

In thousands, except per share amounts	2002	2003	2004	2005	2006
Revenues	78,684	98,302	177,762	237,495	369,213
Operating income	5,166	10,598	36,113	35,301	72,830
Net income	9,366	7,515	25,178	30,182	60,788
Diluted net income per share available to common stockholders	0.10	0.19	0.63	0.73	1.29
Cash, cash equivalents, and marketable securities	34,343	179,270	191,483	211,608	492,394
Working capital	40,641	190,844	205,105	232,110	520,789
Total assets	77,955	239,236	302,566	381,361	698,329
Long-term debt	625	—	—	—	—
Stockholders' equity (deficit)	(4,604)	215,014	265,175	317,789	617,612

DETAILEDFINANCIALS

Revenues

$ IN THOUSANDS



400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
78,684
98,302
177,762
237,495
369,213
2002
2003
2004
2005
2006

Revenue per Employee***

$ IN THOUSANDS



400
350
300
250
200
150
100
50
0
244
242
297
279
353
2002
2003
2004
2005
2006

Diluted Net Income per Share Available To Common Stockholders

$ IN THOUSANDS



0.10
0.19
0.63*
0.73*
1.58**
2002
2003
2004
2005
2006

Operating Profit

$ IN THOUSANDS



100,000
80,000
60,000
40,000
20,000
5,166
10,598
36,113*
35,301*
92,596**
2002
2003
2004
2005
2006

Gross Margin

PERCENTAGE OF SALES



49.4%
48.6%
48.9%*
45.2%*
52.8%**

* Includes gross new factory start-up costs of approximately $5.0 million and $12.2 million in 2004 and 2005 respectively

** For comparability to prior years gross stock based compensation expense under SFAS 123(R) of approximately $19.8 million in 2006 (of which approximately $3.9 million related to cost of revenue) was excluded. For 2006 GAAP operating profit, gross margin and diluted net income per share available to common stockholders were $72.8 million, 51.7% and $1.29 respectively

*** Includes full-time employees and full-time employee equivalents

STOCKHOLDERLETTER

OVERVIEW

2006 was yet another year of extraordinary growth and achievement for FormFactor, extending its industry leadership position. During the year, we successfully completed the transition to our new factory and ramped production to enable record revenue and profitability. We continued to build on our culture of innovation, producing an unprecedented number of new product and technology introductions during the year, with the introduction of our one touchdown NAND Flash probe card, enabled by our Harmony architecture. We also strengthened our position in core products and technologies, elevating customer satisfaction to record levels through our unique ability to keep pace with customers' increasingly complex and expanding product roadmaps. With the announcement of our plan to build a second manufacturing facility in Singapore, we continue to expand our worldwide presence to become a global company. These accomplishments exemplified our ability to deliver the lowest test cost solutions to our customers, solidified the foundation for our future growth and delivered stockholder value.

2006 FINANCIAL PERFORMANCE

FormFactor's fiscal 2006 financial performance reached record levels. Revenue grew 55% over 2005, reaching $369 million, and outpacing the advanced probe card market, which we estimate grew 40%. FormFactor further differentiated itself from the rest of the market by providing our customers with unique products, custom made to meet their technology roadmaps and lower their overall cost of test. Operationally, our factory performance improved dramatically, as we increased on-time deliveries and reduced lead times, culminating in enhanced customer satisfaction and setting the stage for expanded relationships.

2006 was another year of record profitability, with $60.8 million in GAAP net earnings, a 100% increase over 2005, and $1.29 (or $1.58 excluding stock-based compensation expense under SFAS 123(R)) per share. The company ended the year with 53% gross margin and 25% operating margin, excluding stock-based compensation expense under SFAS 123(R) (52% and 20%, respectively, on a GAAP basis). The significant gross margin improvement over 2005 enabled FormFactor to increase its investment in research and development programs and infrastructure to support future growth. With the first full year operating in the new factory behind us, manufacturing capacity continued to improve through a combination of increased yields, higher productivity, reductions in cycle time and selective capital investments. Factory capacity increased 50%, from $80 million per quarter exiting 2005 to $125 million today.

Our solid 2006 performance enabled us to strengthen our balance sheet. We ended the year with $495 million in cash and investments, an increase of $281 million versus 2005, due primarily to the follow-on offering executed in March 2006, contributing $182 million. Additionally, our strong earnings and balance sheet management added $105 million from operating activities. FormFactor has no debt and continues to manage accounts receivables and inventory to low levels. Free cash flow was $67 million for the year.

MEETING STRONG DEMAND

FormFactor further strengthened its position as the technology leader in advanced probe cards by maintaining and improving its penetration in its primary markets, DRAM, flip-chip Logic, and NOR Flash. As the year progressed, we implemented our strategy of further diversifying our revenue stream and market focus, as we introduced several advanced products for new markets, such as NAND Flash, parametric test, and high frequency DRAM test. FormFactor's culture of innovation and industry- transforming technologies enabled us to keep pace with our customers' expanding product roadmaps, fueling our revenue growth and new engagements with key customers.

In 2006, DRAM remained a significant driver of FormFactor's growth, and was again the largest contributor to revenue, driven primarily by the demand for DDR2 devices, the expanding use of mobile RAM for consumer applications, and the transition to 90nm technology nodes. The second half of the year saw a slower than anticipated transition to 70nm due to unusually high DRAM prices and a delay in consumer purchases of new PCs as they awaited the release of the Windows Vista operating system software. With the recent introduction of Windows Vista, customer announcements



of improved yields at 70nm, and an increase in our design win activity, we expect an accelerated transition to 70nm in 2007. 2006 was also a pivotal year for mobile RAM devices and test solutions to identify Known Good Die (KGD), as mobile RAM revenues doubled and KGD revenues tripled. NOR Flash memory showed significant growth in 2006, primarily due to the strong production expansion of one NOR Flash customer. Our focus on delivering the new Harmony™ OneTouch NAND product to the market progressed with early adopter customers. FormFactor's Logic business also reached record levels in 2006. We continued to diversify our customer base in flip-chip, and began development of an entirely new spring and architecture for fine pitch Logic test applications. Similar to the DRAM and Flash markets, Logic customers are beginning to see the advantages and need for higher parallelism (the ability to test multiple devices at one time) advanced probe cards.

TECHNOLOGY AND INNOVATION STRATEGIES

FormFactor's commitment to developing and delivering leading technologies and solutions continued in 2006. With $46.6 million, or 13% of revenues, invested in research and development activities on a GAAP basis during the year, FormFactor introduced a record number of new products to meet customers' expanding requirements and new markets. One significant area of focus during the year was our Harmony architecture, which will benefit a variety of test markets, the first of which is NAND Flash. Launched in 2006, our Harmony OneTouch card was designed specifically for the cost-sensitive and productivity-focused test environment of this market. In early qualifications, the card has exhibited key differentiated results. We are now expanding the application of the Harmony platform with the recent announcement of our Harmony XP product for DRAM. Designed to address the technical challenges of high-density mobile, commodity and graphics DRAM devices and to leverage the resources of new, state of the art testers, we believe Harmony is the platform that will meet the advanced test requirements of full 300mm wafer testing and sub-70nm designs at the lowest total cost of ownership for our customers. FormFactor has again defined a new standard for probe card performance that is transforming semiconductor test in the industry.

In 2006, we also invested in the development of an entirely new spring and product architecture for the SOC/Logic market with our fine pitch Logic product that we expect will deliver high parallelism for wire bonded solutions. As a leading technology company, FormFactor's growth and industry leadership are dependent on its ability to develop and manufacture new technologies and products as quickly as possible for its customers, and to plan and implement longer term technology roadmaps that anticipate customers' needs and lead the way towards improving the accuracy and efficiency of test while reducing customers' cost of test.

INTELLECTUAL PROPERTY

FormFactor's IP position continued its rapid growth in 2006 – the result of the ongoing commitment to innovation. The company exited the year with a global patent portfolio including 389 issued patents and 447 pending applications. We continued to protect our IP portfolio during the year, with multiple infringement claims in process in the US and Korea against one Korean competitor and a new action initiated in the US against a Japanese competitor. We intend to actively protect our industry leading technology, which continues to provide significant differentiating performance for our customers.

BUILDING INFRASTRUCTURE FOR FUTURE GROWTH

During the year, we solidified our globalization strategy. To better serve customers, we began expansion of our foreign repair and service centers, invested in overseas design activity, and expanded our global applications support group. Importantly, the development and introduction of our Takumi product line was managed entirely by our Japan-based team. We also made progress in the global expansion of our manufacturing capacity in Livermore and Singapore. Our plan is to ramp our back-end assembly and test process capacity in Singapore in the second half of 2008. In the interim, capacity in Livermore can be increased to meet anticipated demand. Once completed, these expansions will significantly increase capacity, lower our cost structure, and position the company to maintain healthy profitability.





STOCKHOLDERLETTER

FORMFACTOR POSITIONED TO SUCCEED

FormFactor's products and solutions offer superior performance in productivity, yield, and parallelism. The breadth and depth of our technology and product offerings combined with the strategic advantage of our factory, and our worldwide applications and customer service, will enable our customers to keep pace with their technology roadmaps, cost and delivery requirements, and afford FormFactor significant competitive advantage in new and existing test application markets.

2006 was another remarkable year for FormFactor, during which we laid the foundation for a successful 2007. We continued to deliver industry-leading growth to our stockholders and to offer the lowest cost of test and most innovative solutions to our customers to enable their next-generation products. I would like to thank the entire FormFactor team for their hard work and effort to make this another successful year for FormFactor.



Igor Y. Khandros
Chief Executive Officer

Statements in this letter that are not strictly historical in nature are forward-looking statements within the meaning of the federal securities laws, including statements regarding business momentum, future growth and the performance of our products. These forward-looking statements are based on current information and expectations that are inherently subject to change and involve a number of risks and uncertainties. Actual events or results might differ materially from those in any forward-looking statement due to various factors, including, but not limited to the demand for certain semiconductor devices, the Company's ability to deliver the lowest cost of test products and solutions to customers, semiconductor manufacturers' accelerated transition to 70nm node architectures, customers' qualification of the Company's Harmony OneTouch wafer probe cards and the incorporation of those wafer probe cards into volume commercial manufacturing, the Company's ability to develop and deliver products incorporating its new spring and architecture for fine pitch logic test, the Company's ability to develop and manufacture new technologies and products as quickly as possible for its customers, and to plan and implement longer term technology roadmaps that anticipate customers' needs and lead the way towards improving the accuracy and efficiency of test while reducing customers' cost of test, the Company's ability to enforce its intellectual property rights and the Company's ability to execute on its globalization strategy. Additional information concerning factors that could cause actual events or results to differ materially from those in any forward-looking statement is contained in the Company's Form 10-K for the fiscal year ended December 30, 2006, filed with the Securities and Exchange Commission ("SEC"), and other SEC filings. Copies of SEC filings made by the Company are available at http://investors.formfactor.com/edgar.cfm. The Company assumes no obligation to update the information in this letter, to revise any forward-looking statements or to update the reasons actual results could differ materially from those anticipated in forward-looking statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL PROCESSING
RECEIVED
APR 2 5 2007
WASH. D.C.
185
SECTION

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 30, 2006

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission file number: 000-50307

FormFactor, Inc.
(Exact name of registrant as specified in its charter)

Delaware	**13-3711155**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

7005 Southfront Road, Livermore, California 94551
(Address of principal executive offices, including zip code)

(925) 290-4000
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: **Common Stock**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):

Large Accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Aggregate market value of registrant's common stock held by non-affiliates of the registrant, based upon the closing price of a share of the registrant's common stock on June 30, 2006 as reported by NASDAQ Global Market (formerly the NASDAQ National Market) on that date: $1,672,221,253. Shares of the registrant's common stock held by each officer and director and each person who owns 5% or more of the outstanding common stock of the registrant have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock, par value $0.001 per share, outstanding as of February 20, 2007 was 47,644,347 shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the 2007 Annual Meeting of Stockholders, which will be filed within 120 days of the end of the fiscal year ended December 30, 2006, are incorporated by reference in Part III hereof. Except with respect to information specifically incorporated by reference in this Form 10-K, the Proxy Statement is not deemed to be filed as a part of this Form 10-K.

FORMFACTOR, INC.

Form 10-K for the Fiscal Year Ended December 30, 2006

Index

FormFactor, the FormFactor logo and its product and technology names, including MicroSpring, MicroForce, MicroLign, TRE and Harmony, are trademarks or registered trademarks of FormFactor in the United States and other countries. All other trademarks, trade names or service marks appearing in this Annual Report on Form 10-K are the property of their respective owners.

Throughout this Annual Report on Form 10-K, we refer to FormFactor, Inc. and its consolidated subsidiaries as "FormFactor," the "Company," "we," "us," and "our". Our fiscal years end on the last Saturday in December. Our last three fiscal years ended December 25, 2004, December 31, 2005, and December 30, 2006.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of the Securities Exchange Act of 1934 and the Securities Act of 1933, which are subject to risks, uncertainties and assumptions that are difficult to predict. The forward-looking statements include statements concerning, among other things, our business strategy (including anticipated trends and developments in, and management plans for, our business and the markets in which we operate), financial results, operating results, revenues, gross margin, operating expenses, products, projected costs and capital expenditures, research and development programs, sales and marketing initiatives and competition. In some cases, you can identify these statements by forward-looking words, such as "may," "might," "will," "could," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "intend" and "continue," the negative or plural of these words and other comparable terminology. The forward-looking statements are only predictions based on our current expectations and our projections about future events. All forward-looking statements included in this Annual Report on Form 10-K are based upon information available to us as of the filing date of this Annual Report on Form 10-K. You should not place undue reliance on these forward-looking statements. We undertake no obligation to update any of these statements for any reason. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from those expressed or implied by these statements. These factors include the matters discussed in the section entitled "Item 1A: Risk Factors" and elsewhere in this Form 10-K. You should carefully consider the numerous risks and uncertainties described in such section.

PART I

Item 1: *Business*

We design, develop, manufacture, sell and support precision, high performance advanced semiconductor wafer probe cards. Semiconductor manufacturers use our wafer probe cards to perform wafer probe test on the whole wafer in the front end of the semiconductor manufacturing process. We introduced our first wafer probe card based on our MicroSpring interconnect technology in 1995. We offer products and solutions that are custom designed for semiconductor manufacturers' unique wafer designs and enable them to reduce their overall cost of test.

In fiscal 2006, we benefited from semiconductor manufacturers' strong demand for our products as they continued to replace conventional probe cards with our advanced wafer test technologies for certain wafer test applications. Applications such as mobile RAM and graphic RAM, the transition to 90 and sub-90 nanometer technology process nodes and Double Data Rate II, or DDR II, architecture contributed to our overall dynamic random access memory, or DRAM, revenue growth, while new customers and new products, such as our NF150 product, fueled NOR and NAND flash growth, respectively. Logic revenues grew as a result of significant order increases from a significant customer. The transition to our new manufacturing facility in Livermore, California, which we completed in 2006, enabled significant gains in factory productivity, yields and on-time deliveries. These improvements resulted in increased capacity and improved gross margins and operating margins.

Products

Our products are based on our proprietary technologies, including our MicroSpring interconnect technology and design tools. Our MicroSpring interconnect technology, which includes resilient spring-like contact elements, enables us to produce wafer probe cards for applications that require reliability, speed, precision and signal integrity. We manufacture our MicroSpring contact elements through precision micro-machining and scalable semiconductor-like wafer fabrication processes. Our MicroSpring contacts are springs that optimize the relative amounts of force on, and across, a bond pad during the test process and maintain their shape and position over a range of compression. These characteristics allow us to achieve reliable, electrical contact on either clean or oxidized surfaces, including bond pads on a wafer. MicroSpring contacts enable our wafer probe cards to make hundreds of thousands of touchdowns with minimal maintenance for many device applications. The MicroSpring contact can be attached to many surfaces, or substrates, including printed circuit boards, silicon wafers, ceramics and various metalized surfaces.

Since its original conception, the MicroSpring contact has evolved into a library of spring shapes and technologies. Our designers use this library to design an optimized custom wafer probe card for each customer-unique application. Since developing this fundamental technology, we have broadened and refined it to respond to the increasing requirements of testing smaller, faster and more complex semiconductor devices. We continue to invest in research and development activities around our interconnect technologies, including our micro-electro-mechanical systems, or MEMS, technology, as our MicroSpring contacts have scaled in size with the evolution of semiconductors.

Our MicroSpring contacts include geometrically precise tip structures. These tip structures are the parts of our wafer probe cards that come into physical, contact with the devices being tested, and are manufactured using proprietary micro-machining semiconductor-like processes. These tip structures enable precise contact with small bond pad sizes and pitches. Our technology allows for the design of specific geometries of the contact tip that deliver precise and predictable electrical contact for a customer's particular application.

Our wafer probe cards are custom products that are designed to order for our customers' unique wafer designs. For high parallelism memory test applications, our products require large area contact array sizes because they must accommodate tens of thousands of simultaneous contacts. Our current technology enables probe cards for certain applications to be populated with over 50,000 contacts. This requirement poses fundamental challenges that our technology addresses, including the planarity of the array, the force needed to make contact and the need to touch all bond pads with equal accuracy. We have developed wafer probe cards that use array sizes ranging from 50 mm x 50 mm up to array sizes suitable for contacting all die on a 300 mm wafer simultaneously, in combination with complex multi-layer printed circuit boards that we have designed. Our current DRAM contacting technology allows our burn-in products to contact over 700 DRAM chips in parallel. Our current flash contacting technology allows our wafer probe cards to contact up to 796 flash chips in parallel.

We have invested and intend to continue to invest considerable resources in our wafer probe card design tools and processes. These tools and processes enable automated routing and trace length adjustment within our printed circuit boards and greatly enhance our ability to rapidly design and lay out complex printed circuit board structures. Our proprietary design tools also enable us to design wafer probe cards particularly suited for testing today's low voltage, high power chips. Low voltage, high frequency chips require superior power supply performance. Our MicroSpring interconnect technology is used to provide a very low inductance, low resistance electrical path between the power source and the chip under test.

In 2006, we delivered our first one touchdown NAND flash probe cards incorporating our proprietary "Harmony" architecture for wafer probe cards. Our Harmony architecture addresses some of the significant challenges presented by the future demands of single touchdown wafer probing and very high parallelism wafer test, and we believe will be a key building block for our future generations of large area array flash, DRAM, wafer level burn-in and high frequency probing solutions.

Because our customers typically use our wafer probe cards in a wide range of operating temperatures, as opposed to conducting wafer probe test at one predetermined temperature, we have designed complex thermal compensation characteristics into our products. We select our wafer probe card materials after careful consideration of the potential range of test operating temperatures and design our wafer probe cards to provide for a precise match with the thermal expansion characteristics of the wafer under test. As a result, our wafer probe cards generally are able to accurately probe over a large range of operating temperatures. This feature enables our customers to use the same wafer probe card for both low and high temperature testing without a loss of performance. In addition, for those testing situations that require positional accuracy at a specific temperature, we have designed wafer probe cards optimized for testing at such temperatures.

Our many spring shapes, different geometrically-precise tip structures, various array sizes and diverse printed circuit board layouts enable a wide variety of solutions for our customers. Our designers select the most appropriate of these elements, or modify or improve upon such existing elements, and integrate them with our other technologies to deliver a custom solution optimized for the customer's requirements.

Customers

Our customers include manufacturers in the DRAM, flash and logic markets. Our customers use our wafer probe cards to test DRAM chips including DDR, DDR2, DDR3, SDRAM, PSRAM, mobile DRAM, and Graphic DRAM, NOR and NAND flash memory chips, serial data devices, chipsets, microprocessors and microcontrollers.

Three customers accounted for 47.3% of our revenues in fiscal 2006, and four customers accounted for 72.8%, and 64.8% of our revenues in fiscal 2005, and 2004, respectively as follows:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Elpida	22.7%	22.7%	18.7%
Intel Corporation	12.6	11.8	14.5
Powerchip	12.0	*	*
Spirox Corporation	*	23.0	20.0
Samsung	*	15.3	*
Infineon Technologies	*	*	11.6

* Less than 10% of revenues.

Backlog

Our backlog increased to $47.4 million at December 30, 2006 from $46.6 million at December 31, 2005. We manufacture our wafer probe cards based on order backlog and customer commitments. Backlog includes only orders for which written authorizations have been accepted, shipment dates within 12 months have been assigned and, or shipment has occurred but revenue has not been recognized. In addition, backlog includes service revenue for existing product service agreements to be earned within the next 12 months. Customers may delay delivery of products or cancel orders prior to shipment, subject to possible cancellation penalties. Due to possible changes in delivery schedules and cancellations of orders, our backlog on any particular date is not necessarily indicative of actual sales for any succeeding period. Delays in delivery schedules and/or a reduction in backlog during any particular period could have a material adverse effect on our business and results of operations.

Manufacturing

Our wafer probe cards are custom products that we design to order for our customers' unique wafer designs. We manufacture our products at our new facility located in Livermore, California, with some manufacturing functions continuing at our old facility, which is also located in Livermore. We completed the transition to our new manufacturing facility in fiscal 2006. We are establishing a facility for assembly and test and back-end manufacturing of our products in Singapore.

Our proprietary manufacturing processes include wirebonding, photolithography, plating and metallurgical processes, dry and electro-deposition, and complex interconnection system design. The critical steps in our manufacturing process are performed in a Class 100 clean room environment. We also expend resources on the assembly and test of our wafer probe cards and on quality control.

We depend upon suppliers for some critical components of our manufacturing processes, including ceramic substrates and complex printed circuit boards, and for materials used in our manufacturing processes. Some of these components and materials are supplied by a single vendor. Generally, we rely on purchase orders rather than long-term contracts with our suppliers, which subjects us to risks including price increases and component shortages. We continue to evaluate alternative sources of supply for these components and for materials.

We maintain a repair and service capability in Livermore, California. We provide service and repair capabilities in our service centers in Seoul, South Korea; Dresden, Germany; Yokohama City, Japan and Jubei City, Hsinchu, Taiwan.

Research, Development and Engineering

The semiconductor industry is subject to rapid technological change and new product introductions and enhancements. We believe that our continued commitment to research and development and our timely introduction of new and enhanced wafer probe test solutions and other technologies related to our MicroSpring interconnect technology are integral to maintaining our competitive position. We continue to invest considerable time and resources in creating structured processes for undertaking, tracking and completing our development projects, and plan to implement those developments into new product or technology offerings. We continue to allocate significant resources to these efforts and to use automation and information technology to provide additional efficiencies in our research and development activities.

We have historically devoted approximately 11% to 16% of our revenues to research and development programs. Research and development expenses were $46.6 million for fiscal 2006, $28.3 million for fiscal 2005, and $20.6 million for fiscal 2004.

Our research and development activities, including our product engineering activities, are directed by individuals with significant expertise and industry experience. As of December 30, 2006, we had 162 employees in research and development.

Sales and Marketing

We sell our products utilizing a proprietary sales model that emphasizes the customer's total cost of ownership as it relates to the costs of test. With this sales model, we strive to demonstrate how test costs can be reduced by simulating the customer's test floor environment, including testers and probers, utilizing our products and comparing the overall cost of test to that of conventional wafer probe cards.

We sell our products worldwide primarily through our direct sales force, a distributor and an independent sales representative. As of December 30, 2006, we had 22 sales professionals. In North America, South Korea, Taiwan and Japan we sell our products through our direct sales force. In Europe, our local sales team works with an independent sales representative. In China, Malaysia, Philippines and Singapore, we sell through Spirox Corporation, our regional distributor. We also have the ability to sell our products direct to customers in these regions. In October 2005, we terminated our agreement with Spirox for the distribution of our products in Taiwan and transitioned to a direct sales model.

Our marketing staff, located in Livermore, California, Taiwan and Tokyo, Japan, works closely with customers to understand their businesses, anticipate trends and define products that will provide significant technical and economic advantages to our customers.

We utilize a highly skilled team of field application engineers that support our customers as they integrate our products into their manufacturing processes. Through these customer relationships, we develop a close understanding of customer and product requirements, thereby accelerating our customers' production ramps.

Environmental Matters

We are subject to U.S. federal, state and local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the clean-up of contaminated sites and the maintenance of a safe workplace. We believe that we comply in all material respects with the environmental laws and regulations that apply to us, including those of the California Department of Toxic Substances Control, the Bay Area Air Quality Management District, the City of Livermore Water Resources Division and the California Division of Occupational Safety and Health. In fiscal 2005, we received two notices of violation from the City of Livermore regarding violation of certain applicable discharge limits. For each notice received, we promptly took appropriate steps to address all of the violations noted, believe that all such violations were addressed, paid the applicable fines ranging from $150 to $7,750 and confirmed such corrective steps. Notwithstanding our corrective actions, certain of the notices of violation remain unresolved and we may be subject to penalties based thereupon. In fiscal 2006 we received certain notices from the City of Livermore regarding our waste water discharge and our overall water usage. We are working with the City regarding these notices and have implemented certain corrective steps.

While we believe that we are in compliance in all material respects with the environmental laws and regulations that apply to us, in the future, we may receive additional environmental violation notices, and if received, final resolution of the violations identified by these notices could harm our operating results. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination at our or others' sites or the imposition of new cleanup requirements could adversely impact our operations, which would have a negative effect on our operating results and cash flows.

Competition

The highly competitive wafer probe card market is comprised of many domestic and foreign companies, and has historically been fragmented with many local suppliers servicing individual customers. Our current and potential competitors in the wafer probe card market include AMST Co., Ltd., Cascade Microtech, Inc., Feinmetall GmbH, Japan Electronic Materials Corporation, SV Probe, Inc., Micronics Japan Co., Ltd., Microfriend Inc., Phicom Corporation, Tokyo Cathode Laboratory Co., Ltd. and Tokyo Electron Ltd., among others. In addition to the ability to address wafer probe card performance issues, the primary competitive factors in the industry in which we compete include product quality and reliability, price, total cost of ownership, lead times, the ability to provide prompt and effective customer service, field applications support and timeliness of delivery.

Some of our competitors are also suppliers of other types of test equipment or other semiconductor equipment, or offer both advanced wafer probe cards and needle probe cards, and may have greater financial and other resources than we do. We expect that our competitors will enhance their current wafer probe products and that they may introduce new products that will be competitive with our wafer probe cards. In addition, it is possible that new competitors, including test equipment manufacturers, may offer new technologies that reduce the value of our wafer probe cards.

Additionally, semiconductor manufacturers may implement chip designs that include built-in self-test capabilities or similar functions or methodologies that increase test throughput and eliminate some or all of our current competitive advantages. Our ability to compete favorably is also adversely affected by (1) low volume orders that do not meet our present minimum volume requirements, (2) very short cycle time requirements which may be difficult for us to meet, (3) long-standing relationships between our competitors and certain semiconductor manufacturers, and (4) semiconductor manufacturer test strategies that include low performance semiconductor testers.

Intellectual Property

Our success depends in part upon our ability to maintain and protect our proprietary technology and to conduct our business without infringing the proprietary rights of others. We rely on a combination of patents, trade secrets, trademarks and contractual restrictions on disclosure to protect our intellectual property rights.

As of December 30, 2006, we had 389 issued patents, of which 212 are United States patents and 177 are foreign patents. The expiration dates of these patents range from 2013 to 2025. Our issued patents cover many of the features of our interconnect technology, as well as some of our inventions related to wafer probe cards and testing, wafer-level packaging and test, sockets and assemblies and chips. In addition, as of December 30, 2006, we had 447 patent applications pending worldwide, including 141 United States applications, 284 foreign national or regional stage applications and 22 Patent Cooperation Treaty applications. We cannot provide any assurance that our current patent applications, or any future patent applications that we may file, will result in a patent being issued with the scope of the claims we seek, or at all, or whether any patents that we may obtain will not be challenged or invalidated. Even if additional patents are issued, our patents might not provide sufficiently broad coverage to protect our proprietary rights or to avoid a third party claim against one or more of our products or technologies.

We have both registered and unregistered trademarks, including FormFactor, MicroSpring, MicroForce, MicroLign, TRE, Harmony and the FormFactor logo.

We routinely require our employees, customers, suppliers and potential business partners to enter into confidentiality and non-disclosure agreements before we disclose to them any sensitive or proprietary information regarding our products, technology or business plans. We require employees to assign to us proprietary information, inventions and other intellectual property they create, modify or improve.

Legal protections afford only limited protection for our proprietary rights. We also may not be successful in our efforts to enforce our proprietary rights. Notwithstanding our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. From time to time, we have become aware of situations where others are or may be infringing on our proprietary rights. We evaluate these situations as they arise and elect to take actions against these companies as we deem appropriate. Others might independently develop similar or competing technologies or methods or design around our patents, or attempt to manufacture and sell infringing products in countries that do not strongly enforce intellectual property rights or hold invalid our intellectual property rights. In addition, leading companies in the semiconductor industry have extensive patent portfolios and other intellectual property with respect to semiconductor technology. In the future, we might receive claims that we are infringing intellectual property rights of others or that our patents or other intellectual property rights are invalid. We have received in the past, and may receive in the future, communications from third parties inquiring about our interest in licensing certain of their intellectual property or more generally identifying intellectual property that may be of interest to us.

We have invested significant time and resources in our technology, and as a part of our ongoing efforts to protect the intellectual property embodied in our proprietary technologies, including our MicroSpring interconnect technology and design processes, we may be required to enforce our intellectual property rights against infringing third parties.

For a description of the material intellectual property-related disputes in which we are involved, see "Item 3: Legal Proceedings".

Employees

As of December 30, 2006, we had 936 regular full-time employees, including 162 in research and development, 108 in sales and marketing, 92 in general and administrative functions, and 574 in operations. By region, 850 of our employees were in North America, 43 in Japan, 14 in South Korea, 17 in Taiwan and 12 in Europe. No employees are currently covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Available Information

We maintain a website at http://www.formfactor.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act, as soon as reasonably practicable after we electronically file such material with, or furnish it to, the SEC. The reference to our website does not constitute incorporation by reference of the information contained at the site.

The public may also read and copy any materials that we file with the SEC at the SEC's Public Reference Room at 100 F Street N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports and other information regarding issuers, such as FormFactor, that file electronically with the SEC. The SEC's Internet website is located at http://www.sec.gov.

Executive Officers

The names of our executive officers, their ages as of December 30, 2006 and their positions with our company are set forth below.

Name	Age	Position
Dr. Igor Y. Khandros	52	Chief Executive Officer and Director
Joseph R. Bronson(1)	58	President, Member of the Office of the Chief Executive Officer and Director
Ronald C. Foster	56	Senior Vice President and Chief Financial Officer
Stuart L. Merkadeau	45	Senior Vice President, General Counsel and Secretary

(1) Resigned effective January 5, 2007.

Dr. Igor Y. Khandros founded FormFactor in April 1993. Dr. Khandros has served as our Chief Executive Officer as well as a Director since that time. Dr. Khandros also served as our President from April 1993 to November 2004. From 1990 to 1992, Dr. Khandros served as the Vice President of Development of Tessera, Inc., a provider of chip scale packaging technology that he co-founded. From 1986 to 1990, he was employed at the Yorktown Research Center of IBM Corporation as a member of the technical staff and a manager. From 1979 to 1985, Dr. Khandros was employed at ABEX Corporation, a casting foundry and composite parts producer, as a research metallurgist and a manager, and he was an engineer from 1977 to 1978 at the Institute of Casting Research in Kiev, Russia. Dr. Khandros holds a M.S. equivalent degree in metallurgical engineering from Kiev Polytechnic Institute in Kiev, Russia, and a Ph.D. in metallurgy from Stevens Institute of Technology.

Joseph R. Bronson served as a Director from April 2002 to January 5, 2007. Mr. Bronson served as our President and a member of the Office of the Chief Executive Officer from November 2004 to January 2007. Mr. Bronson was an Executive Vice President of Applied Materials, Inc., a manufacturer of semiconductor wafer fabrication equipment, from December 2000 to October 2004, and a member of the Office of the President and the Chief Financial Officer of Applied Materials from January 1998 to October 2004. Mr. Bronson served as a Senior Vice President and as the Chief Administrative Officer of Applied Materials from January 1998 to December 2000 and as Group Vice President of Applied Materials from April 1994 to January 1998. Mr. Bronson serves on the Board of Directors of two publicly traded companies, Jacobs Engineering Group Inc. and Advanced Energy Industries, Inc. Mr. Bronson is a Certified Public Accountant and holds a B.S. in accounting from Fairfield University and a M.B.A. from the University of Connecticut.

Ronald C. Foster has served as our Chief Financial Officer since March 2005. Mr. Foster previously served as Chief Financial Officer of JDS Uniphase, a manufacturer of products for fiber optic communications, from February 2003 to March 2005. Prior to joining JDS Uniphase, Mr. Foster was the Chief Financial Officer of Novell, a provider of network operating systems, from 2001 to February 2003. Mr. Foster served as Vice President of Finance and Operations, Corporate Controller at Novell Corporation from 1998 to 2001. Prior to Novell, Mr. Foster served as Vice President, Operations Controller for Applied Materials, and also spent more than ten years in various financial roles at Hewlett Packard Corporation. Mr. Foster received an M.B.A. from the University of Chicago and a B.A. in economics from Whitman College.

Stuart L. Merkadeau has served as one of our Senior Vice Presidents since October 2003 and as our General Counsel and Secretary since October 2002. Mr. Merkadeau previously served as one of our Vice Presidents from October 2002 to September 2003, and as our Vice President of Intellectual Property from July 2000 to October 2002. From 1990 to July 2000, Mr. Merkadeau practiced law as an associate and then a partner with Graham & James LLP, where he specialized in licensing and strategic counseling in intellectual property matters. Mr. Merkadeau is admitted to practice in California and registered to practice before the U.S. Patent and Trademark Office. Mr. Merkadeau holds a B.S. in industrial engineering from Northwestern University and a J.D. from the University of California at Los Angeles.

Item 1A: ***Risk Factors***

You should carefully consider the following risk factors, as well as the other information in this Annual Report on Form 10-K, in evaluating FormFactor and our business. If any of the following risks actually occur, our business, financial condition and results of operations would suffer. Accordingly, the trading price of our common stock would likely decline and you may lose all or part of your investment in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks that we currently do not know about or that we currently believe to be immaterial may also impair our business operations.

Our operating results are likely to fluctuate, which could cause us to miss expectations about these results and cause the trading price of our common stock to decline.

Our operating results are likely to fluctuate. As a result, we believe you should not rely on period-to-period comparisons of our financial results as indicators of our future performance. Some of the important factors that could cause our revenues and operating results to fluctuate from period-to-period include:

- customer demand for our products;
- our ability to deliver reliable, cost-effective products in a timely manner;
- the reduction, rescheduling or cancellation of orders by our customers;

- the timing and success of new product introductions and new technologies by our competitors and us;
- our product and customer sales mix and geographical sales mix;
- changes in the level of our operating expenses needed to support our anticipated growth;
- a reduction in the price or the profitability of our products;
- changes in our production capacity or the availability or the cost of components and materials;
- our ability to bring new products into volume production efficiently;
- our ability to efficiently expand manufacturing capacity and to stabilize production yields and ramp production volume;
- our ability to effectively design and build a manufacturing facility in Singapore and bring-up and transition manufacturing processes to Singapore;
- any disruption in the operation of our manufacturing facility;
- our relationships with customers and companies that manufacture semiconductor test equipment;
- the timing of and return on our investments in research and development;
- our ability to collect accounts receivable;
- seasonality, principally due to our customers' purchasing cycles; and
- market conditions in our industry, the semiconductor industry and the economy as a whole.

The occurrence of one or more of these factors might cause our operating results to vary widely. If our revenues or operating results fall below the expectations of market analysts or investors, the market price of our common stock could decline substantially.

Cyclicality in the semiconductor industry historically has affected our sales and might do so in the future, and as a result we could experience reduced revenues or operating results.

The semiconductor industry has historically been cyclical and is characterized by wide fluctuations in product supply and demand. From time to time, this industry has experienced significant downturns, often in connection with, or in anticipation of, maturing product and technology cycles, excess inventories and declines in general economic conditions. This cyclicality could cause our operating results to decline dramatically from one period to the next. For example, our revenues in the three months ended March 29, 2003 declined by 15.7% compared to our revenues in the three months ended December 28, 2002. Our business depends heavily upon the development of new semiconductors and semiconductor designs, the volume of production by semiconductor manufacturers and the overall financial strength of our customers, which, in turn, depend upon the current and anticipated market demand for semiconductors and products, such as personal computers, cell phones and personal electronic devices, that use semiconductors. Semiconductor manufacturers generally sharply curtail their spending during industry downturns and historically have lowered their spending disproportionately more than the decline in their revenues. As a result, if we are unable to adjust our levels of manufacturing and human resources or manage our costs and deliveries from suppliers in response to lower spending by semiconductor manufacturers, our gross margin might decline and cause us to experience operating losses.

If we are unable to manufacture our products efficiently, our operating results could suffer.

We must continuously modify our manufacturing processes in an effort to improve yields and product performance, lower our costs and reduce the time it takes for us to design and manufacture our products. We also may be subject to events that negatively affect our manufacturing processes and impact our business and operating results. For example, during our fiscal quarter ended December 25, 2004, we experienced a contamination problem in our manufacturing line. This contamination problem caused a yield decline that, in turn, resulted in our inability to timely ship products to our customers. We have incurred substantial costs, and may incur additional costs as we increase capacity and yields at our new manufacturing facility, which could negatively impact our gross margin. Similar start up costs and negative impact may occur if we modify our manufacturing processes to implement new manufacturing technologies, methods and processes and purchase new equipment. We could experience manufacturing delays and inefficiencies as we pursue increased capacity and yields at our new manufacturing facility, and when we refine new manufacturing technologies, methods and processes, implement them in volume production and qualify them with customers, which could cause our operating results to decline. The risk of encountering delays or difficulties increases as we manufacture more complex products. In addition, if demand for our products continues to increase, we will need to further expand our operations to manufacture sufficient quantities of products without increasing our production times or our unit costs. As a result of such expansion, we could be required to purchase new equipment, upgrade existing equipment, develop and implement new manufacturing processes and hire additional technical personnel. Further, new or expanded manufacturing facilities could be subject to qualification by our customers. We have experienced and may continue to experience certain difficulties in expanding our operations to manufacture our products in volume on time and at acceptable cost. For example, despite bringing on line our new manufacturing facility in early 2006, we experienced difficulties in fulfilling all of our customers' orders in a timely fashion. This increases our vulnerability to our competitors and increases the likelihood that our customers will seek solutions from other suppliers or to develop solutions themselves. Any continued difficulties in expanding our manufacturing operations could cause additional product delivery delays and lost sales. If demand for our products decreases, we could have excess manufacturing capacity. The fixed costs associated with excess manufacturing capacity could cause our operating results to decline. If we are unable to achieve further manufacturing efficiencies and cost reductions, particularly if we are experiencing pricing pressures in the marketplace, our operating results could suffer.

If we do not innovate and keep pace with technological developments in the semiconductor industry, our products might not be competitive and our revenues and operating results could suffer.

We must continue to innovate and to invest in research and development to improve our competitive position and to meet the needs of our customers. Our future growth depends, in significant part, upon our ability to work effectively with and anticipate the testing needs of our customers, and on our ability to develop and support new products and product enhancements to meet these needs on a timely and cost-effective basis. Our customers' testing needs are becoming more challenging as the semiconductor industry continues to experience rapid technological change driven by the demand for complex circuits that are shrinking in size and at the same time are increasing in speed and functionality and becoming less expensive to produce. Examples of recent trends driving demand for technological research and development include semiconductor manufacturers' transitions to 110 nanometer, 100 nanometer, 90 nanometer, 80 nanometer and 70 nanometer technology nodes, to 512 megabit density devices, and to Double Data Rate II, or DDR II, architecture devices. By further example, the anticipated transition to Double Data Rate III, or DDR III, architecture devices will be a technological change for the semiconductor industry. Our customers expect that they will be able to integrate our wafer probe cards into any manufacturing process as soon as it is deployed. Therefore, to meet these expectations and remain competitive, we must continually design, develop and introduce on a timely basis new products and product enhancements with improved features. Successful product design, development and introduction on a timely basis require that we:

- design innovative and performance-enhancing product architectures, technologies and features that differentiate our products from those of our competitors;
- transition our products to new manufacturing technologies;
- identify emerging technological trends in our target markets;
- maintain effective marketing strategies;
- respond effectively to technological changes or product announcements by others; and
- adjust to changing market conditions quickly and cost-effectively.

We must devote significant research and development resources to keep up with the rapidly evolving technologies used in semiconductor manufacturing processes. Not only do we need the technical expertise to implement the changes necessary to keep our technologies current, but we must also rely heavily on the judgment of our management to anticipate future market trends. If we are unable to timely predict industry changes, or if we are unable to modify our products on a timely basis, we might lose customers or market share. In addition, we might not be able to recover our research and development expenditures, which could harm our operating results.

We depend upon the sale of our wafer probe cards for substantially all of our revenues, and a downturn in demand for our products could have a more disproportionate impact on our revenues than if we derived revenues from a more diversified product offering.

Historically, we have derived substantially all of our revenues from the sale of our wafer probe cards. We anticipate that sales of our wafer probe cards will represent a substantial majority of our revenues for the foreseeable future. Our business depends in large part upon continued demand in current markets for, and adoption in new markets of, current and future generations of our wafer probe cards. Large-scale market adoption depends upon our ability to increase customer awareness of the benefits of our wafer probe cards and to prove their reliability, ability to increase yields and cost effectiveness. We may be unable to sell our wafer probe cards to certain potential customers unless those customers change their device test strategies, change their wafer probe card and capital equipment buying strategies, or change or upgrade their existing test equipment. We might not be able to sustain or increase our revenues from sales of our wafer probe cards, particularly if conditions in the semiconductor market deteriorate or do not improve or if the market enters into another downturn in the future. Any decrease in revenues from sales of our wafer probe cards could harm our business more than it would if we offered a more diversified line of products.

If demand for our products in the memory device and flip chip logic device markets declines or fails to grow as we anticipate, our revenues could decline.

We derive substantially all of our revenues from wafer probe cards that we sell to manufacturers of DRAM memory and flash memory devices and manufacturers of microprocessor, chipset and other logic devices. In the microprocessor, chipset and other logic device markets, our products are primarily used for devices employing flip chip packaging, which are commonly referred to as flip chip logic devices. In fiscal 2006 and 2005, sales to manufacturers of DRAM devices accounted for 73.7% and 77.0%, respectively, of our revenues, sales to manufacturers of logic devices accounted for 10.5% and 9.7%, respectively, of our revenues, and sales to manufacturers of flash memory devices accounted for 15.8% and 13.3%, respectively, of our revenues. Therefore, our success depends in part upon the continued acceptance of our products within these markets and our ability to continue to develop and introduce new products on a timely basis for these markets. In particular, to continue to grow our business, we need to further penetrate the flash memory market and to gain additional market share with manufacturers in this market. To the extent that we are unable to do so, or if we are not able to deliver timely our products for testing flash memory device wafers, our ability to grow could suffer. If chip manufacturers fail to make architecture, node or technology transitions as we anticipate, or if anticipated or announced transitions are delayed, it could adversely impact our revenues and operating results.

A substantial portion of these semiconductor devices is sold to manufacturers of personal computers and computer-related products and to manufacturers of personal electronic devices. Both the personal computer market and the personal electronic devices market have historically been characterized by significant fluctuations in demand and continuous efforts to reduce costs, which in turn have affected the demand for and price of memory devices and microprocessors. The personal computer market and the personal electronic devices market might not grow in the future at historical rates or at all and design activity in those markets might decrease, which could negatively affect our revenues and operating results.

The markets in which we participate are competitive, and if we do not compete effectively, our operating results could be harmed.

The wafer probe card market is highly competitive. With the introduction of new technologies and market entrants, we expect competition to intensify in the future. In the past, increased competition has resulted in price reductions, reduced gross margins or loss of market share, and could do so in the future. Competitors might introduce new competitive products for the same markets that our products currently serve. These products may have better performance, lower prices and broader acceptance than our products. In addition, for products such as wafer probe cards, semiconductor manufacturers typically qualify more than one source, to avoid dependence on a single source of supply. As a result, our customers will likely purchase products from our competitors. Current and potential competitors include AMST Co., Ltd., Cascade Microtech, Inc., Feinmetall GmbH, Japan Electronic Materials Corporation, SV Probe Inc., Micronics Japan Co., Ltd., Microfriend Inc., Phicom Corporation, Tokyo Cathode Laboratory Co., Ltd. and Tokyo Electron, Ltd., among others. Many of our current and potential competitors have greater name recognition, larger customer bases, more established customer relationships or greater financial, technical, manufacturing, marketing and other resources than we do. As a result, they might be able to respond more quickly to new or emerging technologies and changes in customer requirements, devote greater resources to the development, promotion, sale and support of their products, and reduce prices to increase market share. Some of our competitors also supply other types of test equipment, or offer both advanced wafer probe cards and needle probe cards. Those competitors that offer both advanced wafer probe cards and needle probe cards might have strong, existing relationships with our customers or with potential customers. Because we do not offer a needle probe card or other conventional technology wafer probe card for less advanced applications, it may be difficult for us to introduce our advanced wafer probe cards to these customers and potential customers for certain wafer test applications. It is possible that existing or new competitors, including test equipment manufacturers, may offer new technologies that reduce the value of our wafer probe cards.

We derive a substantial portion of our revenues from a small number of customers, and our revenues could decline significantly if any major customer cancels, reduces or delays a purchase of our products.

A relatively small number of customers has accounted for a significant portion of our revenues in any particular period. Three customers accounted for 47.3% of our revenues in fiscal 2006, and four customers accounted for 72.8% and 64.8% of our revenues in fiscal 2005 and 2004, respectively. In fiscal 2006 and 2005, our ten largest customers accounted for 89.6% and 95.3%, respectively, of our revenues. We anticipate that sales of our products to a relatively small number of customers will continue to account for a significant portion of our revenues. The cancellation or deferral of even a small number of purchases of our products could cause our revenues to decline in any particular quarter. A number of factors could cause customers to cancel or defer orders, including manufacturing delays, interruptions to our customers' operations due to fire, natural disasters or other events, or a downturn in the semiconductor industry. Our agreements with our customers do not contain minimum purchase commitments, and our customers could cease purchasing our products with short or no notice to us or fail to pay all or part of an invoice. In some situations, our customers might be able to cancel orders without a significant penalty. In addition, consolidation in the semiconductor industry, particularly among manufacturers of DRAM, could reduce our customer base and lead to lost or delayed sales and reduced demand for our wafer probe cards. Industry consolidation also could result in pricing pressures as larger DRAM manufacturers could have sufficient bargaining power to demand reduced prices and favorable nonstandard terms. Additionally, certain customers may not want to rely entirely or substantially on a single wafer probe card supplier and, as a result, such customers could reduce their purchases of our wafer probe cards.

If our relationships with our customers and companies that manufacture semiconductor test equipment deteriorate, our product development activities could be harmed.

The success of our product development efforts depends upon our ability to anticipate market trends and to collaborate closely with our customers and with companies that manufacture semiconductor test equipment. Our relationships with these customers and companies provide us with access to valuable information regarding manufacturing and process technology trends in the semiconductor industry, which enables us to better plan our product development activities. These relationships also provide us with opportunities to understand the performance and functionality requirements of our customers, which improve our ability to customize our products to fulfill their needs. Our relationships with test equipment companies are important to us because test equipment companies can design our wafer probe cards into their equipment and provide us with the insight into their product plans that allows us to offer wafer probe cards for use with their products when they are introduced to the market. Our relationships with our customers and test equipment companies could deteriorate if they:

- become concerned about our ability to protect their intellectual property;
- become concerned with our ability to deliver quality products on a timely basis;
- develop their own solutions to address the need for testing improvement;
- implement chip designs that include enhanced built-in self-test capabilities;
- regard us as a competitor;
- introduce their own wafer probe card product;
- establish relationships with others in our industry; or
- attempt to restrict our ability to enter into relationships with their competitors.

Many of our customers and the test equipment companies we work with are large companies. The consequences of a deterioration in our relationship with any of these companies could be exacerbated due to the significant influence these companies can exert in our markets. If our current relationships with our customers and test equipment companies deteriorate, or if we are unable to develop similar collaborative relationships with important customers and test equipment companies in the future, our long-term ability to produce commercially successful products could be impaired.

Because we generally do not have a sufficient backlog of unfilled orders to meet our quarterly revenue targets, revenues in any quarter are substantially dependent upon customer orders received and fulfilled in that quarter.

Our revenues are difficult to forecast because we generally do not have a sufficient backlog of unfilled orders to meet our quarterly revenue targets at the beginning of a quarter. Rather, a substantial percentage of our revenues in any quarter depends upon customer orders for our wafer probe cards that we receive and fulfill in that quarter. Because our expense levels are based in part on our expectations as to future revenues and to a large extent are fixed in the short term, we might be unable to adjust spending in time to compensate for any unexpected shortfall in revenues. Accordingly, any significant shortfall of revenues in relation to our expectations could hurt our operating results.

We presently rely upon a distributor in Asia and an independent sales representative in Europe for a portion of our revenues, and any disruption or other change in our relationship with our distributor or independent sales representative could have a negative impact on our revenues.

Spirox Corporation, our distributor in Singapore, Philippines, Malaysia and China, and our distributor in Taiwan through October 17, 2005, provides a portion of our revenues. Sales to Spirox in fiscal 2006 and fiscal 2005 accounted for 1.6% and 23.0%, respectively, of our revenues. Spirox also provides customer support. We currently rely on one independent sales representative to assist us in the sale of our products in parts of Europe. The reduction in the sales or service efforts or financial viability of our distributor and/or sales representative, or deterioration in, or termination of, any part of our relationship with our distributor and/or sales representative could cause the loss of sales from existing customers or impair our ability to obtain new customers. In addition, it could harm our ability to support our customers in the distributor's territory. If we are required to establish alternative sales channels in the region through a different distributor or through an independent sales representative, or if we make the decision to sell direct into the region as we, for example, have undertaken in Taiwan, it could consume substantial time and resources, decrease our revenues and increase our expenses.

If semiconductor manufacturers do not migrate elements of final test to wafer probe test, market acceptance of other applications of our technology could be delayed.

We intend to work with our customers to migrate elements of final test from the device level to the wafer level. This migration will involve a change in semiconductor test strategies from concentrating final test at the individual device level to increasing the amount of test at the wafer level. Semiconductor manufacturers typically take time to qualify new strategies that affect their testing operations. As a result, general acceptance of wafer-level final test might not occur in the near term or at all. In addition, semiconductor manufacturers might not accept and use wafer-level final test in a way that uses our technology. If the migration of elements of final test to wafer probe test does not grow as we anticipate, or if semiconductor manufacturers do not adopt our technology for their wafer probe test requirements, market acceptance of other applications for our technology could be delayed. In addition, if various manufacturers do not elect to invest in wafer test technology enabling the identification of known good die, or KGD, or if the projected or anticipated investment in such technology is delayed or reduced, it could delay the introduction of our technologies and negatively impact our business.

Changes in test strategies, equipment and processes could cause us to lose revenues.

The demand for wafer probe cards depends in large part upon the number of semiconductor designs, technology and architecture transitions in chip designs, and the overall semiconductor unit volume. The time it takes to test a wafer depends upon the number of devices being tested, the complexity of these devices, the test software program and the test equipment itself. As test programs become increasingly effective and test throughput increases, the number of wafer probe cards required to test a given volume of devices declines. Therefore, advances in the test process could cause us to lose sales.

If semiconductor manufacturers implement chip designs that include increased built-in self-test capabilities, or similar functions or methodologies that increase test throughput, it could negatively impact our sales or the migration of elements of final test to the wafer level. Additionally, if new chip designs or types of chips are implemented that require less, or even no, test using wafer probe cards, or significantly reduce wafer test complexity, our revenues could be impacted. Further, if new chip designs are implemented which we are unable to test, or which we are unable to test efficiently and provide our customers with an acceptably low overall cost of test, our revenues could be negatively impacted.

We incur significant research and development expenses in conjunction with the introduction of new product architectures and platforms. Often, we time our product introductions to the introduction of new test equipment platforms or the declination of manufacturers to adopt a new test platform. Because our customers require both test equipment and wafer probe cards, any delay or disruption in the introduction of new test equipment platforms would negatively affect our growth.

We manufacture all our products at our facilities in Livermore, California, and any disruption in the operations of these facilities could adversely impact our business and operating results.

Our processes for manufacturing our wafer probe cards require sophisticated and costly equipment and a specially designed facility, including a semiconductor clean room. We manufacture our wafer probe cards at our new facility located in Livermore, California. We also continue to use our old manufacturing facility, which is also located in Livermore, for some steps in our overall manufacturing processes. Any disruption in the operation of our facilities, whether due to contamination in our manufacturing process, technical or labor difficulties, destruction or damage from fire or earthquake, infrastructure failures such as power or water shortage or any other reason, could interrupt our manufacturing operations, impair critical systems, disrupt communications with our customers and suppliers, and cause us to write off inventory, thereby potentially resulting in the loss of revenues. We could experience manufacturing disruptions if we close the old facility, or if we cease use of the old facility for any steps in our overall manufacturing processes. In addition, if the previous energy crises in California that resulted in disruptions in power supply and increases in utility costs were to recur, we might experience power interruptions and shortages, which could disrupt our manufacturing operations. This could subject us to loss of revenues as well as significantly higher costs of energy. Further, current and potential customers might not purchase our products if they perceive our lack of a fully operational alternate manufacturing facility to be a risk to their continuing source of supply.

If we do not effectively expand our manufacturing capacity at our new operations and manufacturing facility, our business and operating results will be negatively impacted.

We completed the transition to our new manufacturing facility in Livermore and the first phase of our capacity ramp in fiscal 2006. We are presently further ramping production volume at our new facility to meet anticipated short term and long term demand for our existing products and for our contemplated new product introductions. The costs of increasing manufacturing capacity at our current Livermore facilities, including capital costs such as equipment, fixed costs such as rent, personnel and material costs required for any ramp and qualification, and redundancy costs of maintaining manufacturing processes in parallel, are substantial. Any difficulties we encounter in expanding manufacturing capacity at our current facilities could result in significant expense, disrupt our manufacturing processes, and cause delays in product deliveries and lost sales, which would harm our business, financial condition and operating results.

If we do not effectively execute our planned establishment of a manufacturing facility in Singapore, our business and operating results will be negatively impacted.

We plan to establish a new manufacturing facility in Singapore. We currently plan to first expand our assembly and test and back-end manufacturing processes in Singapore and then expand our manufacturing capabilities and capacities to include our front-end manufacturing processes. The difficulties normally associated with bringing a new facility online will be compounded by language and cultural differences, as well as the geographic distance from our California-based facility. Our executive team has little experience in building or managing foreign operations, and this new facility may divert a substantial amount of its time. To prepare this facility for operation, we will need to purchase new equipment, replicate our current manufacturing processes and hire additional technical personnel. The start-up of the facility in Singapore may raise numerous or unfamiliar logistical, supply, equipment, engineering and human resources complications. Capital costs such as equipment, fixed costs such as rent, personnel and material costs required for ramp and qualification, and redundancy costs associated with maintaining production sites in two locations, are substantial. We may encounter delays, cost overruns and technical obstacles such as poor manufacturing yield and loss of quality control during the ramp of the new facility, which could negatively impact gross margins, delay shipments and deliveries, cause us to lose sales, damage our reputation and harm our business, financial condition and operating results. In addition, some or all of our customers may also require a full qualification of any new facility. Any qualification process could take longer than we anticipate and negatively impact our operating results.

If we are unable to continue to reduce the time it takes for us to design and produce a wafer probe card, our growth could be impeded.

Our customers continuously seek to reduce the time it takes them to introduce new products to market. The cyclicality of the semiconductor industry, coupled with changing demands for semiconductor devices, requires our customers to be flexible and highly adaptable to changes in the volume and mix of products they must produce. Each of those changes requires a new design and each new design requires a new wafer probe card. For some existing semiconductor devices, the manufacturers' volume and mix of product requirements are such that we are unable to design, manufacture and ship products to meet such manufacturers' relatively short cycle time requirements. We, for example, have lost sales in the past where we were unable to meet a customer's schedule for wafer probe cards for a particular design. If we are unable to reduce the time it takes for us to design, manufacture and ship our products in response to the needs of our customers, our competitive position could be harmed and we could lose sales.

We obtain some of the components and materials we use in our products from a sole source or a limited group of suppliers, and the partial or complete loss of one of these suppliers could cause production delays and a substantial loss of revenues.

We obtain some of the components and materials used in our products, such as printed circuit board assemblies, plating materials and ceramic substrates, from a sole source or a limited group of suppliers. Alternative sources are not currently available for sole source components and materials. Because we rely on purchase orders rather than long-term contracts with the majority of our suppliers, we cannot predict with certainty our ability to obtain components and materials in the longer term. A sole or limited source supplier could increase prices, which could lead to a decline in our gross margin. Our dependence upon sole or limited source suppliers exposes us to several other risks, including a potential inability to obtain an adequate supply of materials, late deliveries and poor component quality. Disruption or termination of the supply of components or materials could delay shipments of our products, damage our customer relationships and reduce our revenues. For example, if we were unable to obtain an adequate supply of a component or material, we might have to use a substitute component or material, which could require us to make changes in our manufacturing process. From time to time in the past, we have experienced difficulties in receiving shipments from one or more of our suppliers, especially during periods of high demand for our products. If we cannot obtain an adequate supply of the components and materials we require, or do not receive them in a timely manner, we might be required to identify new suppliers. We might not be able to identify new suppliers on a timely basis or at all. We, as well as our customers would also need to qualify any new suppliers. The lead-time required to identify and qualify new suppliers could affect our ability to timely ship our products and cause our operating results to suffer. Further, a sole or limited source supplier could require us to enter into non-cancelable purchase commitments or pay in advance to ensure our source of supply. In an industry downturn, or in an environment in which growth is not at a level we projected or anticipated, commitments of this type could result in charges for excess inventory of parts. If we are unable to predict our component and materials needs accurately, or if our supply is disrupted, we might miss market opportunities by not being able to meet the demand for our products.

Wafer probe cards that do not meet specifications or that contain defects could damage our reputation, decrease market acceptance of our technology, cause us to lose customers and revenues, and result in liability to us.

The complexity and ongoing development of our wafer probe card manufacturing process, combined with increases in wafer probe card production volumes, have in the past and could in the future lead to design or manufacturing problems. For example, we have experienced the presence of contaminants in our plating baths, which have caused a decrease in our manufacturing yields or have resulted in unanticipated stress-related failures when our wafer probe cards are being used in the manufacturing test environment. A further example is that during our fiscal quarter ended December 25, 2004, we experienced a contamination problem in our manufacturing line. This contamination problem caused a yield decline that, in turn, resulted in our inability to timely ship products to our customers. Manufacturing design errors such as the miswiring of a wafer probe card or the incorrect placement of probe contact elements have caused us to repeat manufacturing design steps. In addition to these examples, problems might result from a number of factors, including design defects, materials failures, contamination in the manufacturing environment, impurities in the materials used, unknown sensitivities to process conditions, such as temperature and humidity, and equipment failures. As a result, our products have in the past contained and might in the future contain undetected errors or defects. Any errors or defects could:

- cause lower than anticipated yields and lengthen delivery schedules;
- cause delays in product shipments;
- cause delays in new product introductions;
- cause us to incur warranty expenses;
- result in increased costs and diversion of development resources;
- cause us to incur increased charges due to unusable inventory;
- require design modifications; or
- decrease market acceptance or customer satisfaction with these products.

The occurrence of any one or more of these events could hurt our operating results.

In addition, if any of our products fails to meet specifications or has reliability, quality or compatibility problems, our reputation could be damaged significantly and customers might be reluctant to buy our products, which could result in a decline in revenues, an increase in product returns or warranty costs and the loss of existing customers or the failure to attract new customers. Our customers use our products with test equipment and software in their manufacturing facilities. Our products must be compatible with the customers' equipment and software to form an integrated system. If the system does not function properly, we could be required to provide field application engineers to locate the problem, which can take time and resources. If the problem relates to our wafer probe cards, we might have to invest significant capital, manufacturing capacity and other resources to correct it. Our current or potential customers also might seek to recover from us any losses resulting from defects or failures in our products. Liability claims could require us to spend significant time and money in litigation or to pay significant damages.

If our ability to forecast demand for our products deteriorates, we could incur higher inventory losses than we currently experience.

Each semiconductor chip design requires a custom wafer probe card. Because our products are design-specific, demand for our products is difficult to forecast. Due to our customers' short delivery time requirements, we often design, procure materials and, at times, produce our products in anticipation of demand for our products rather than in response to an order. Due to the uncertainty inherent in forecasts, we are, and expect to continue to be, subject to inventory risk. If we do not obtain orders as we anticipate, we could have excess inventory for a specific customer design that we would not be able to sell to any other customer, which would likely result in inventory write-offs.

From time to time, we might be subject to claims of infringement of other parties' proprietary rights which could harm our business.

In the future, as we have in the past, we might receive claims that we are infringing intellectual property rights of others. We have received in the past, and may receive in the future, communications from third parties inquiring about our interest in a license, and asserting that we need a license, to certain of their intellectual property. For example, we received such a communication from Microelectronics and Computer Technology Corporation in October 2001, with a follow-up letter in January 2002, inquiring about our interest in acquiring a license to certain of their patents and technology. We also received a letter from IBM Corporation in February 2002, with a follow-up letter in August 2003, inquiring about our interest and need to acquire a license to IBM patents and technology related to high density integrated probes. We have not engaged in a dialog with Microelectronics and Computer Technology Corporation. We have engaged in a dialog with IBM Corporation regarding our companies' respective intellectual property portfolios and technologies, and anticipate that this dialog will continue. In August 2002, subsequent to our initiating correspondence with Japan Electronic Materials Corporation regarding the scope of our intellectual property rights and the potential applicability of those rights to certain of its wafer probe cards, Japan Electronic Materials Corporation offered that precedent technologies exist as to one of our foreign patents that we had identified, and also referenced a U.S. patent in which it stated we might take interest.

For the inquiries we have received to date, we do not believe we infringe any of the identified patents and technology. The semiconductor industry is characterized by uncertain and conflicting intellectual property claims and vigorous protection and pursuit of these rights. The resolution of any claims of this nature, with or without merit, could be time consuming, result in costly litigation or cause product shipment delays. In the event of an adverse ruling or settlement, we might be required to pay substantial damages, cease the use or sale of infringing products, spend significant resources to develop non-infringing technology, discontinue the use of certain technology and/or enter into license agreements. License agreements, if required, might not be available on terms acceptable to us or at all. The loss of access to any of our intellectual property or the ability to use any of our technology could harm our business.

If we fail to protect our proprietary rights, our competitors might gain access to our technology, which could adversely affect our ability to compete successfully in our markets and harm our operating results.

If we fail to protect our proprietary rights adequately, our competitors might gain access to our technology. Unauthorized parties might attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Others might independently develop similar or competing technologies or methods or design around our patents. In addition, the laws of many foreign countries in which we or our customers do business do not protect our intellectual property rights to the same extent as the laws of the United States. As a result, our competitors might offer similar products and we might not be able to compete successfully. We also cannot assure that:

- our means of protecting our proprietary rights will be adequate;
- patents will be issued from our currently pending or future applications;
- our existing patents or any new patents will be sufficient in scope or strength to provide any meaningful protection or commercial advantage to us;
- any patent, trademark or other intellectual property right that we own will not be invalidated, circumvented or challenged in the United States or foreign countries; or
- others will not misappropriate our proprietary technologies or independently develop similar technology, duplicate our products or design around any patent or other intellectual property rights that we own, or attempt to manufacture and sell infringing products in countries that do not strongly enforce intellectual property rights.

We might be required to spend significant resources to monitor and protect our intellectual property rights. We presently believe that it is likely that one or more of our competitors are using methodologies or have implemented structures into certain of their products that are covered by one or more of our intellectual property rights. We have in the past brought claims to protect our rights, and, in certain cases, our competitors have initiated invalidity proceedings in foreign patent offices against certain of our patents. For example, in connection with our litigation with Phicom Corporation, one of our competitors, on or about October 27, 2005, the Korean Patent Court issued rulings holding invalid certain claims of two of our Korean patents. The two Korean patents affected by the rulings are Nos. 278,342, entitled "Method of Altering the Orientation of Probe Elements in a Probe Card Assembly," and 399,210, entitled "Probe Card Assembly", both of which had previously been upheld by the Korean Intellectual Property Office when it dismissed validity challenges in their entirety. On or about February 9, 2006, the Korea Patent Court issued a ruling holding invalid certain claims of our Korean Patent No. 324,064, entitled "Contact Tip Structures for Microelectronic Interconnection Elements and Methods of Making Same". On or about June 15, 2006, the Korea Patent Court issued a ruling upholding the validity of all the claims of our Korean Patent No. 252,457. The Company has appealed to the Korea Supreme Court the adverse decision on its Patent No. 278,342, 399,210 and 324,064; Phicom has appealed the June 15 ruling on Korea Patent No. 252,457 to the Korea Supreme Court. The outcome of any appeal of the rulings can not be definitively predicted, but will result in our incurring additional legal fees and expenses; which most likely will be material. See the "Legal Proceedings" section of this Form 10-K for a description of the infringement actions we have brought against Phicom and against Micronics Japan Co., Ltd. and the invalidity proceedings that Phicom and other third parties are pursuing against certain of our patents.

While we do not have a material monetary damages exposure in these various invalidity proceedings, it is possible we will incur material expenses in our litigation with Phicom or in defending our intellectual property more broadly. Any litigation, whether or not it is resolved in our favor, could result in significant expense to us and divert the efforts of our management and technical personnel. In addition, while patents are territorial and a ruling on a certain given patent does not necessarily impact the validity or enforceability of a corresponding or related patent in a different country, an adverse ruling in one country might negatively impact our ability to enforce the corresponding or related patent in other countries. Finally, certain of our customer contracts contain provisions that require us to indemnify our customers for third party intellectual property infringement claims, which would increase the cost to us of an adverse ruling in such a claim. An adverse determination could also negatively impact our ability to license certain of our technologies and methods to others, and result in our competitors being allowed to sell products with, or add to their products, features and benefits contained in our products, thereby reducing our competitive advantages over these competing products.

If we fail to effectively manage our service centers, our business might be harmed.

In 2002, we expanded our repair and service center in Seoul, South Korea. In 2003, we opened a repair and service center in Dresden, Germany. In 2004 we opened a repair and service center in Tokyo, Japan. In 2005 we opened a service and design center in Taiwan. These service centers are part of our strategy to, among other things, provide our customers with more efficient service and repair of our wafer probe cards. If we are unable to effectively manage our service centers, or do not expand or enhance our service centers, or open additional service centers, to meet customer demand, or if the work undertaken in the service centers is not equivalent to the level and quality provided by repairs and services performed by our North American repair and service operations, which are part of our manufacturing facility in Livermore, California, we could incur higher wafer probe card repair and service costs, which could harm our operating results.

If we do not effectively manage growth and other changes in our business, these changes could place a significant strain on our management and operations and, as a result, our business might not succeed.

Our ability to grow successfully requires an effective planning, implementation and management process. We are presently ramping production volume at our new manufacturing facility, expanding our product development efforts, increasing our global operations and hiring additional employees domestically and internationally, including for our direct sales force. We are also expanding our manufacturing into Singapore. Our growth could place a significant strain on our management systems, infrastructure and other resources. To manage our growth effectively, we must invest the necessary capital and continue to improve and expand our controls, systems and infrastructure in a timely and efficient manner. Those resources might not be available when we need them, which would limit our growth. Our controls, systems and procedures might not be adequate to support a growing public company. For example, if we do not implement in a timely manner scalable information technology systems, we may not be able to maintain or expand our current manufacturing capacity, which would, in turn, have a negative impact on our operating results. In addition, if our plans to expand our manufacturing capacity or our global operations involves the acquisition of businesses, we will need to invest the necessary resources, and to improve our corporate systems and infrastructure in order to enable the successful integration of any acquired businesses. If our management fails to plan effectively for our growth initiatives or to respond effectively to changes in our business, our business might not succeed.

If we fail to attract, integrate and retain qualified personnel, our business might be harmed.

Our future success depends largely upon the continued service of our key management, technical, and sales and marketing personnel, and on our continued ability to hire, integrate and retain qualified individuals, particularly engineers and sales and marketing personnel in order to increase market awareness of our products and to increase revenues. For example, in the future, we might need technical personnel experienced in competencies that we do not currently have or require. Competition for qualified individuals may be intense, and we might not be successful in retaining our employees or attracting new personnel. The loss of any key employee, the inability to successfully integrate replacement personnel, the failure of any key employee to perform in his or her current position or our inability to attract and retain skilled employees as needed could impair our ability to meet customer and technological demands. All of our key personnel in the United States are employees at-will.

We may make acquisitions, which could put a strain on our resources, cause ownership dilution to our stockholders and adversely affect our financial results.

While we have made no acquisitions of businesses, products or technologies in the past, we may make acquisitions of complementary businesses, products or technologies in the future. Integrating newly acquired businesses, products or technologies into our company could put a strain on our resources, could be expensive and time consuming, and might not be successful. Future acquisitions could divert our management's attention from other business concerns and expose our business to unforeseen liabilities or risks associated with entering new markets. In addition, we might lose key employees while integrating new organizations. Consequently, we might not be successful in integrating any acquired businesses, products or technologies, and might not achieve anticipated revenues and cost benefits. In addition, future acquisitions could result in customer dissatisfaction, performance problems with an acquired company, potentially dilutive issuances of equity securities or the incurrence of debt, contingent liabilities, possible impairment charges related to goodwill or other intangible assets or other unanticipated events or circumstances, any of which could harm our business.

As part of our sales process, we could incur substantial sales and engineering expenses that do not result in revenues, which would harm our operating results.

Our customers generally expend significant efforts evaluating and qualifying our products prior to placing an order. The time that our customers require to evaluate and qualify our wafer probe cards is typically between three and 12 months and sometimes longer. While our customers are evaluating our products, we might incur substantial sales, marketing, and research and development expenses. For example, we typically expend significant resources educating our prospective customers regarding the uses and benefits of our wafer probe cards and developing wafer probe cards customized to the potential customer's needs, for which we might not be reimbursed. Although we commit substantial resources to our sales efforts, we might never receive any revenues from a customer. For example, many semiconductor designs never reach production, including designs for which we have expended design effort and expense. In addition, prospective customers might decide not to use our wafer probe cards. The length of time that it takes for the evaluation process and for us to make a sale depends upon many factors including:

- the efforts of our sales force and our distributor and independent sales representatives;
- the complexity of the customer's fabrication processes;
- the internal technical capabilities of the customer; and
- the customer's budgetary constraints and, in particular, the customer's ability to devote resources to the evaluation process.

In addition, product purchases are frequently subject to delays, particularly with respect to large customers for which our products may represent a small percentage of their overall purchases. As a result, our sales cycles are unpredictable. If we incur substantial sales and engineering expenses without generating revenues, our operating results could be harmed.

Our failure to comply with environmental laws and regulations could subject us to significant fines and liabilities, and new laws and regulations or changes in regulatory interpretation or enforcement could make compliance more difficult and costly.

We are subject to various and frequently changing U.S. federal, state and local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the cleanup of contaminated sites and the maintenance of a safe workplace. We could incur substantial costs, including cleanup costs, civil or criminal fines or sanctions and third-party claims for property damage or personal injury, as a result of violations of or liabilities under environmental laws and regulations or non-compliance with the environmental permits required at our facilities.

These laws, regulations and permits also could require the installation of costly pollution control equipment or operational changes to limit pollution emissions or decrease the likelihood of accidental releases of hazardous substances. In addition, new laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination at our or others' sites or the imposition of new cleanup requirements could require us to curtail our operations, restrict our future expansion, subject us to liability and cause us to incur future costs that would have a negative effect on our operating results and cash flow.

Because we conduct some of our business internationally, we are subject to operational, economic, financial and political risks abroad.

Sales of our products to customers outside the United States have accounted for an important part of our revenues. Our international sales as a percentage of our revenues were 70.5% and 65.8%, respectively, for fiscal 2006 and fiscal 2005, respectively. Additionally, certain of our Korean customers purchase through their North American subsidiaries. In the future, we expect international sales, particularly in Europe, Japan, South Korea and Taiwan, to continue to account for a significant percentage of our revenues. Accordingly, we will be subject to risks and challenges that we would not otherwise face if we conducted our business only in the United States. These risks and challenges include:

- compliance with a wide variety of foreign laws and regulations;
- legal uncertainties regarding taxes, tariffs, quotas, export controls, export licenses and other trade barriers;
- political and economic instability in, or foreign conflicts that involve or affect, the countries of our customers;
- difficulties in collecting accounts receivable and longer accounts receivable payment cycles;
- difficulties in staffing and managing personnel, distributors and representatives;
- reduced protection for intellectual property rights in some countries;
- currency exchange rate fluctuations, which could affect the value of our assets denominated in local currency, as well as the price of our products relative to locally produced products;
- seasonal fluctuations in purchasing patterns in other countries; and
- fluctuations in freight rates and transportation disruptions.

Any of these factors could harm our existing international operations and business or impair our ability to continue expanding into international markets.

Unanticipated changes in our tax rates or exposure to additional income tax liabilities could affect our profitability.

We are subject to income taxes in both the United States and various foreign jurisdictions, and our domestic and international tax liabilities are subject to the allocation of expenses in different jurisdictions. Our effective tax rate could be adversely affected by changes in the mix of earnings in countries with different statutory tax rates, changes in the valuation of deferred tax assets and liabilities, changes in tax laws including tax law changes such as the benefit from export sales and the research and development credit, changes in our business model or in our manufacturing activities, and by material audit assessments. In particular, the carrying value of deferred tax assets, which are predominantly in the United States, is dependent on our ability to generate future taxable income in the United States. In addition, the amount of income taxes we pay could be subject to ongoing audits in various jurisdictions and a material assessment by a governing tax authority could affect our profitability.

The trading price of our common stock has been and is likely to continue to be volatile, and you might not be able to sell your shares at or above the price that you paid for them.

The trading prices of the securities of technology companies have been highly volatile, and from January 1, 2006 through December 30, 2006, our stock price has ranged from $23.95 a share to $49.71 a share. The trading price of our common stock is likely to continue to be subject to wide fluctuations. Factors affecting the trading price of our common stock include:

- variations in our operating results;
- announcements of technological innovations, new products or product enhancements, strategic alliances or significant agreements by us or by our competitors;
- recruitment or departure of key personnel;
- the gain or loss of significant orders or customers;
- changes in the estimates of our operating results or changes in recommendations by any securities analysts that elect to follow our common stock;
- rulings on various of our pending litigations and proceedings relating to intellectual property matters;
- market conditions in our industry, the industries of our customers and the economy as a whole; and
- sales or perceived sales of substantial amounts of our common stock held by existing stockholders.

In addition, if the market for technology stocks or the stock market in general experiences loss of investor confidence, the trading price of our common stock could decline for reasons unrelated to our business, operating results or financial condition. The trading price of our common stock also might decline in reaction to events that affect other companies in our industry even if these events do not directly affect us.

Provisions of our certificate of incorporation and bylaws or Delaware law might discourage, delay or prevent a change of control of our company or changes in our management and, therefore, depress the trading price of our common stock.

Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could discourage, delay or prevent a change in control of our company or changes in our management that the stockholders of our company may deem advantageous. These provisions:

- establish a classified board of directors so that not all members of our board are elected at one time;
- provide that directors may only be removed "for cause" and only with the approval of 66⅔% of our stockholders;

- require super-majority voting to amend some provisions in our certificate of incorporation and bylaws;
- authorize the issuance of "blank check" preferred stock that our board could issue to increase the number of outstanding shares and to discourage a takeover attempt;
- limit the ability of our stockholders to call special meetings of stockholders;
- prohibit stockholder action by written consent, which requires all stockholder actions to be taken at a meeting of our stockholders;
- provide that the board of directors is expressly authorized to make, alter or repeal our bylaws; and
- establish advance notice requirements for nominations for election to our board or for proposing matters that can be acted upon by stockholders at stockholder meetings.

In addition, Section 203 of the Delaware General Corporation Law may discourage, delay or prevent a change in control of our company. In addition, each of our named executive officers and certain other officers of the company have entered into change of control severance agreements, which were approved by our Compensation Committee, which could increase the costs associated with a change of control and thus, potentially deter such a transaction.

Item 1B: *Unresolved Staff Comments*

None.

Item 2: *Properties*

Our corporate headquarters, which includes sales, marketing, administration, manufacturing, engineering, and research and development facilities, is located in Livermore, California. Our corporate headquarters is comprised of a campus of seven buildings totaling approximately 324,000 square feet. We presently lease six buildings and own one building. In addition, we also lease office, repair and service, and/or research and development space outside of the U.S. The leases expire at various times through 2021. We believe that our existing and planned facilities are suitable for our current needs.

Information concerning our properties as of December 30, 2006 is set forth below:

Location	Principal Use	Square Footage	Ownership
Livermore, CA	Corporate headquarters, product design, manufacturing, engineering, distribution, research and development	310,206	Leased
Livermore, CA	Manufacturing	13,800	Owned
Tokyo, Japan	Sales office, marketing, product design, research and development	10,581	Leased
Jubei City, Hsinchu, Taiwan	Service and product design center	9,305	Leased
Seoul, South Korea	Sales office, product design, field service, service and repair center	5,329	Leased
Yokohama City, Japan	Field service and service and repair center	2,777	Leased
Milan, Italy	Sales office	915	Leased
Munich, Germany	Sales office	162	Leased

Item 3: *Legal Proceedings*

From time to time, we may be subject to legal proceedings and claims in the ordinary course of business. As of the filing date of this Annual Report on Form 10-K, we were not involved in any material legal proceedings, other than patent litigation as set forth below. In the future we may become parties to additional legal proceedings which require us to spend significant resources including proceedings designed to protect our intellectual property rights.

On February 24, 2004, we filed in the Seoul Southern District Court, located in Seoul, South Korea, two separate complaints against Phicom Corporation, a Korean corporation, alleging infringement of a total of four Korean patents issued to us. One complaint alleges that Phicom is infringing our Korean Patent Nos. 252,457, entitled "Method of Fabricating Interconnections Using Cantilever Elements and Sacrificial Substrates," and 324,064, entitled "Contact Tip Structures for Microelectronic Interconnection Elements and Methods of Making Same". The other complaint alleges Phicom is infringing our Korean Patent Nos. 278,342, entitled "Method of Altering the Orientation of Probe Elements in a Probe Card Assembly," and 399,210, entitled "Probe Card Assembly". Both complaints seek injunctive relief. The court actions are part of our ongoing efforts to protect the intellectual property embodied in our proprietary technology, including our MicroSpring interconnect technology.

On or about March 19, 2004, Phicom filed in the Korean Intellectual Property Office, or KIPO, invalidity actions challenging the validity of some or all of the claims of each of our four patents at issue in the Seoul infringement actions. KIPO dismissed Phicom's challenges against all four of the patents-at-issue. Phicom appealed the dismissals of the challenges to the Korean Patent Court.

On or about October 27, 2005, the Korean Patent Court issued rulings holding invalid certain claims of two of our Korean patents. The two Korean patents affected by the decisions are Nos. 278,342, entitled "Method of Altering the Orientation of Probe Elements in a Probe Card Assembly," and 399,210, entitled "Probe Card Assembly". We are appealing these decisions to the Korean Supreme Court. We are also continuing our enforcement action against Phicom under these patents in the Seoul Southern District Court, including alleging infringement of certain claims from the patents that were not addressed by the Korean Patent Court decisions.

On or about February 9, 2006, the Korean Patent Court invalidated ten claims of our Korean Patent No. 324,064, entitled "Contact Tip Structures for Microelectronic Interconnection Elements and Methods of Making Same," but did not address some sixty-one other claims of the 324,064 patent that were not before the Patent Court. We are appealing the decision on our Korean Patent No. 324,064 to the Korean Supreme Court. On or about June 15, 2006, the Korean Patent Court issued a decision upholding the validity of all of the claims of our Korean Patent No. 252,457, entitled "Method of Fabricating Interconnections Using Cantilever Elements and Sacrificial Substrates." Phicom has appealed this ruling on our Korean Patent No. 252,457 to the Korean Supreme Court. We are also continuing our enforcement action against Phicom under both Korean Patent Nos. 252,457 and 324,064 in the Seoul Southern District Court, including certain claims from Korean Patent No. 324,064 that were not addressed by the Korean Patent Court decision.

On or about August 7, 2006 we filed in the Seoul Central District Court, located in Seoul, South Korea, two actions against Phicom alleging infringement of certain claims of our Korean Patent No. 252,457, entitled "Method of Fabricating Interconnections Using Cantilever Elements and Sacrificial Substrates." The actions include an "injunction" action, which seeks preliminary injunctive relief, and a "merits" action. For each and all of the actions pending in the Seoul Southern District Court and the Seoul Central District Court, Phicom is asserting defenses to our claims. On or about February 8, 2007, the Seoul Central District Court denied our request for preliminary injunctive relief. Our patent infringement "merits" action in the Seoul Central District Court is continuing.

On March 4, 2005, we filed a patent infringement lawsuit in the United States District Court for the District of Oregon against Phicom charging that it is willfully infringing four U.S. patents that cover key aspects of our wafer probe cards. The complaint in this action alleges that Phicom has incorporated our proprietary technology into its products and seeks both injunctive relief and monetary damages. The U.S. patents identified in the complaint are U.S. Patent No. 5,974,662, entitled "Method of Planarizing Tips of

Probe Elements of a Probe Card Assembly", U.S. Patent No. 6,246,247, entitled "Probe Card Assembly and Kit, and Methods of Using Same", U.S. Patent No. 6,624,648, entitled "Probe Card Assembly" and U.S. Patent No. 5,994,152, entitled "Fabricating Interconnects and Tips Using Sacrificial Substrates". Three of the patents at issue in the U.S. are substantially similar to those at issue in our litigation with Phicom in Korea. On or about August 2, 2005, Phicom answered the complaint by denying infringement, alleging defenses and asserting counterclaims seeking adjudications on the validity and enforceability of our patents and whether Phicom is infringing those patents. On or about December 22, 2006, we filed an amended complaint against Phicom in the same Oregon district court. The amended complaint alleges, in addition to the four above-identified US patents, that Phicom is infringing U.S. Patent No. 7,073,254, entitled "Method for Mounting a Plurality of Spring Contact Elements," and U.S. Patent No. 6,615,485, entitled "Probe Card Assembly and Kit, And Methods of Making Same." On or about January 30, 2007, Phicom answered the complaint by denying infringement, alleging defenses and asserting counterclaims seeking adjudications on the validity and enforceability of our patents and whether Phicom is infringing those patents. On or about February 7, 2006, the District Court issued a scheduling order as jointly proposed by the parties that culminates in a pretrial conference in or about Fall 2007, followed by a two to four week trial at a date to be set by the Court. As of the date of this Annual Report on Form 10-K, discovery has begun and the parties have exchanged written preliminary contentions regarding infringement and validity.

On or about November 19, 2006, we filed a patent infringement lawsuit in the United States District Court for the Northern District of California against Micronics Japan Co., Ltd. ("MJC") charging that it is willfully infringing four U.S. patents that cover key aspects of our wafer probe cards. The complaint in this action alleges that MJC has incorporated our proprietary technology into its products and seeks both injunctive relief and monetary damages. The U.S. patents identified in the complaint are U.S. Patent No. 6,246,247, entitled "Probe Card Assembly and Kit, and Methods of Using Same", U.S. Patent No. 6,509,751, entitled "Planarizer for a Semiconductor Contactor", U.S. Patent No. 6,624,648, entitled "Probe Card Assembly" and U.S. Patent No. 7,073,254, entitled "Method for Mounting a Plurality of Spring Contact Elements." On or about January 18, 2007, MJC answered the complaint by denying infringement, alleging defenses and asserting counterclaims seeking adjudications on the validity and enforceability of our patents and whether MJC is infringing those patents.

We have incurred and could in the future incur material legal expenses in connection with these legal proceedings.

One or more third parties have initiated challenges in foreign patent offices against other of our patents. For example, on or about October 6, 2004, MJC filed an invalidation proceeding with KIPO relating to our Korean Patent No. 312,872. After briefing, KIPO dismissed the challenge and upheld the validity of all of the claims of our Korean Patent No. 312,872. The matter was appealed by MJC to the Korean Patent Court, which rendered a decision finding invalid all of the claims of Korean Patent No. 312,872, We have appealed this decision to the Korean Supreme Court. MJC also filed a new proceeding in KIPO challenging the validity of our Korean Patent No. 312,872 patent. On or about April 22, 2005, an action was filed by MJC with KIPO against our Korean Patent No. 467,997. On or about November 1, 2006, KIPO dismissed MJC's challenge and upheld all of the claims of our Korean Patent No. 467,997. By way of further example, challenges against four of our Taiwan patents, Taiwan Patent Nos. 83,716 (two challenges), 189,155, 198,158 and 121,535, have been filed in the Taiwan Intellectual Property Office, or TIPO. TIPO has not issued rulings in any of the validity challenge proceedings. While we believe that we do not have a material monetary damages exposure in these various invalidity proceedings, it is possible we will incur material attorneys' fees in defending our intellectual property at issue in these challenges.

Item 4: ***Submission of Matters to a Vote of Security Holders***

None.

PART II

Item 5: ***Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities***

Price Range of Common Stock

Our common stock is listed on the Nasdaq Global Market under the symbol "FORM". The following table sets forth the range of high and low sales prices per share as reported on the Nasdaq Global Market for the periods indicated.

Fiscal 2006	High	Low
First Quarter	$41.99	$23.95
Second Quarter	45.29	35.35
Third Quarter	49.71	34.31
Fourth Quarter	45.37	35.00

Fiscal 2005	High	Low
First Quarter	$27.81	$20.95
Second Quarter	29.98	20.49
Third Quarter	28.43	22.55
Fourth Quarter	28.25	19.63

The closing sales price of our common stock on the Nasdaq Global Market was $44.04 per share on February 20, 2007. As of February 20, 2007, there were 96 registered holders of record of our common stock.

Dividend Policy

We have never declared or paid cash dividends on our common stock. We currently expect to retain all available funds and any future earnings for use in the operation and development of our business. Accordingly, we do not anticipate declaring or paying cash dividends on our common stock in the foreseeable future.

Equity Compensation Plans

The following table sets forth certain information, as of December 30, 2006, concerning securities authorized for issuance under all equity compensation plans of our company:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity Compensation plans approved by our stockholders(1)(2)	7,118,946	$24.39	3,390,293
Equity compensation plans not approved by our stockholders	—	—	—
Total:	7,118,946	$24.39	3,390,293

(1) Includes our 2002 Equity Incentive Plan, 2002 Employee Stock Purchase Plan, Incentive Option Plan, Management Incentive Option Plan and 1996 Stock Option Plan. We do not have any options outstanding under our 1995 Option Plan. Since the effectiveness of our 2002 Equity Incentive Plan in

connection with our initial public offering, we do not grant any options under our Incentive Option Plan, Management Incentive Option Plan, 1996 Stock Option Plan and 1995 Option Plan.

(2) Our 2002 Equity Incentive Plan and our 2002 Employee Stock Purchase Plan provide that on each January 1st, the number of shares available for issuance under such plans shall increase by an amount equal to 5% of our total outstanding shares as of December 31st of the prior year for the Equity Incentive Plan and 1% of our total outstanding shares as of December 31st of the prior year for the Employee Stock Purchase Plan.

Stock Price Performance Graph

The following graph shows the total stockholder return of an investment of $100 in cash on June 12, 2003, the date our common stock began to trade on the Nasdaq Global Market, through December 31, 2006, for (1) our common stock, (2) the S&P 500 Index and (3) the RDG Semiconductor Composite Index. All values assume reinvestment of the full amount of all dividends. No cash dividends have been declared on shares of our common stock. Stockholder returns over the indicated period are based on historical data and are not necessarily indicative of future stockholder returns.



$300
$250
$200
$150
$100
$50
$0
June 12, 2003
December 2003
December 2004
December 2005
December 2006
FormFactor, Inc.
S & P 500
RDG Semiconductor Composite

	Cumulative Total Return				
	June 12, 2003	December 31, 2003	December 31, 2004	December 31, 2005	December 31, 2006
FormFactor, Inc.	100.00	141.43	193.86	174.50	266.07
S & P 500	100.00	116.61	129.30	135.65	157.08
RDG Semiconductor Composite	100.00	139.97	112.37	125.79	123.96

* $100 invested on 6/12/03 in stock or on 5/31/03 in index-including reinvestment of dividends.

Item 6: *Selected Financial Data*

The following selected consolidated financial data are derived from our consolidated financial statements. This data should be read in conjunction with our consolidated financial statements and the related notes, and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations".

	Dec. 30, 2006(1)	Dec. 31, 2005(2)	Dec. 25, 2004	Dec. 27, 2003	Dec. 28, 2002
	(in thousands, except per share data)				
Consolidated Statements of Income Data:					
Revenues	$ 369,213	$ 237,495	$ 177,762	$ 98,302	$ 78,684
Cost of revenues	178,235	130,102	90,785	50,541	39,882
Gross margin	190,978	107,393	86,977	47,761	38,802
Operating expenses					
Research and development	46,608	28,348	20,643	16,462	15,300
Selling, general and administrative	71,540	43,744	30,221	20,701	18,336
Total operating expenses	118,148	72,092	50,864	37,163	33,636
Operating income	72,830	35,301	36,113	10,598	5,166
Interest income, net	15,183	4,282	2,450	1,003	729
Other income (expense), net	204	(1,091)	500	563	(87)
Income before income taxes	88,217	38,492	39,063	12,164	5,808
Provision (benefit) for income taxes	27,429	8,310	13,885	4,649	(3,558)
Net income	60,788	30,182	25,178	7,515	9,366
Preferred stock dividend	—	—	—	(2,340)	(5,272)
Amount allocated to participating preferred stockholders	—	—	—	(10)	(3,479)
Net income available to common stockholders	$ 60,788	$ 30,182	$ 25,178	$ 5,165	$ 615
Net income per share available to common stockholders:					
Basic	$ 1.35	$ 0.76	$ 0.67	$ 0.25	$ 0.14
Diluted	$ 1.29	$ 0.73	$ 0.63	$ 0.19	$ 0.10
Weighted-average number of shares used in per share calculations:					
Basic	45,172	39,547	37,647	21,012	4,413
Diluted	47,193	41,590	40,054	29,280	5,906
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$ 492,394	$ 211,608	$ 191,483	$ 179,270	$ 34,343
Working capital	520,789	232,110	205,105	190,844	40,641
Total assets	698,329	381,361	302,566	239,236	77,955
Long-term debt, less current portion	—	—	—	—	625
Redeemable convertible preferred stock and warrants	—	—	—	—	65,201
Deferred stock based compensation, net	—	(2,495)	(5,413)	(7,902)	(10,782)
Total stockholders' equity (deficit)	617,612	317,789	265,175	215,014	(4,604)

(1) Includes the impact of our adoption of SFAS No. 123(R) effective January 1, 2006. For additional information, refer to Note 6 (Stock-Based Compensation) to our consolidated financial statements which are included elsewhere herein.

(2) The third quarter of fiscal 2005 was impacted by certain discrete transactions, mainly adjustments of $3.0 million related to a research and development tax credit study as well as the release of prior year tax reserves with respect to years for which the statute of limitations had been reached.

Item 7: ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes included elsewhere in this Annual Report on Form 10-K. In addition to historical consolidated financial information, the following discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions as described under the "Note Regarding Forward-Looking Statements" that appears earlier in this Annual Report on Form 10-K. Our actual results could differ materially from those anticipated by these forward-looking statements as a result of many factors, including those discussed under "Item 1A: Risk Factors" and elsewhere in this Annual Report on Form 10-K.

Overview

We design, develop, manufacture, sell and support precision, high performance advanced semiconductor wafer probe cards. Semiconductor manufacturers use our wafer probe cards to perform wafer probe test on the whole semiconductor wafer, prior to singulation, in the front end of the semiconductor manufacturing process. After the fabrication of a semiconductor wafer, the chips on the wafer are subject to wafer probe test. During wafer probe test, a wafer probe card is mounted in a prober, which is in turn connected to a semiconductor tester, and the wafer probe card is used as an interface to connect electronically with and test individual chips on a wafer. At the core of our product offering are our proprietary technologies, including our MicroSpring interconnect technology and design processes. Our MicroSpring interconnect technology includes a resilient contact element manufactured at our production facilities in Livermore, California. We operate in a single industry segment and have derived our revenues primarily from the sale of wafer probe cards incorporating our MicroSpring interconnect technology.

We were formed in 1993 and in 1995 introduced our first commercial product. During 1996, we introduced the industry's first memory wafer probe card capable of testing up to 32 devices in parallel. Our revenues increased from $1.1 million in fiscal 1995 to $369.2 million in fiscal 2006.

We work closely with our customers to design, develop and manufacture custom wafer probe cards. Each wafer probe card is a custom product that is specific to the chip and wafer designs of the customer. Our customers, in turn, operate in the highly cyclical semiconductor industry and are subject to severe fluctuations in the demand for their products. Because of the nature of our customers and our business, our revenue growth is driven in significant part by the number of new semiconductor designs that our customers develop, the technology transitions involved in these designs and our customers' production volumes. In the past, this has resulted in our being subject to demand fluctuations that have resulted in significant variations of revenues, expenses and results of operations in the periods presented. We expect these fluctuations, and the resulting variations in our financial results, to continue in future periods.

In fiscal 2006, we benefited from semiconductor manufacturers' strong demand for our products as they continued to replace conventional probe cards with our advanced wafer test technologies. Applications such as mobile RAM and graphic RAM, the transition to 90 and sub-90 nanometer technology process nodes and Double Data Rate II, or DDR II, architecture contributed to our overall DRAM revenue growth, while new customers and new products, such as our NF150 product, fueled NOR and NAND flash growth, respectively. Logic revenues grew as a result of significant order increases from a major customer. The transition to our new manufacturing facility in Livermore, California, which we completed in 2006, enabled significant gains in factory productivity, yields and on-time deliveries. These improvements resulted in increased capacity and improved gross margins and operating margins.

The majority of our sales are directly to semiconductor manufacturers. In fiscal 2006, sales to three customers accounted for 47.3% of our revenues. Because the semiconductor industry is a relatively concentrated industry, we believe that sales to a limited number of customers will continue to account for a substantial part of our business. We generally have limited backlog and therefore we rely upon orders that are booked and shipped in the same quarter for about half of our revenues. Our backlog increased from $46.6 million at December 31, 2005 to $47.4 million at December 30, 2006. We manufacture our wafer probe cards based on order backlog and customer commitments. Backlog includes only orders for which written authorizations have been accepted, shipment dates within 12 months have been assigned and revenue has not been recognized. In addition, backlog includes service revenue for existing product service agreements to be earned within the next 12 months. In addition to direct sales we also had sales to our distributor in prior years. Sales to our distributor were 1.6%, 23.0% and 20.0% of our revenues in fiscal 2006, 2005, and 2004, respectively. Currently, we have one distributor, Spirox Corporation, which serves Singapore, Philippines, Malaysia and China. We also have the ability to sell our products directly to customers in these regions. Prior to October 2005, we sold our products in Taiwan through Spirox. In October 2005, we transitioned to a direct sales and service model in Taiwan.

Management focuses on various external measures that impact our performance, including for example, semiconductor manufacturer technology transitions, semiconductor manufacturing wafer fabrication facility expansions, semiconductor device architecture changes and implementations, and new market developments.

We believe the following information is key to understanding our business, our financial statements and the remainder of this discussion and analysis of our financial condition and results of operations:

Fiscal Year. Fiscal years ended December 30, 2006 and December 25, 2004 had 52 weeks each. The fiscal year ended December 31, 2005 had 53 weeks. Our fiscal year ends on the last Saturday in December.

Revenues. We derive substantially all of our revenues from product sales of wafer probe cards. Increases in revenues have resulted from increased demand for our existing products, the introduction of new, more complex products and the penetration of new markets. Revenues from our customers are subject to quarterly, annual and other fluctuations due to design cycles, technology adoption rates and cyclicality of the different end markets into which our customers' products are sold. We expect that revenues from the sale of wafer probe cards will continue to account for substantially all of our revenues for the foreseeable future.

Cost of Revenues. Cost of revenues consists primarily of manufacturing materials, payroll and manufacturing-related overhead. In addition, cost of revenues also includes costs related to the start up of our new manufacturing facility, which was completed in early 2006. Our manufacturing operations rely upon a limited number of suppliers to provide key components and materials for our products, some of which are a sole source. We order materials and supplies based on backlog and forecasted customer orders. Tooling and setup costs related to changing manufacturing lots at our suppliers are also included in the cost of revenues. We expense all warranty costs and inventory provisions or write-offs of inventory as cost of revenues.

We design, manufacture and sell a fully custom product into the semiconductor test market, which is subject to significant variability and demand fluctuations. Our wafer probe cards are complex products that are custom to a specific chip design and must be delivered on relatively short lead-times as compared to our overall manufacturing process. As our advanced wafer probe cards are manufactured in low volumes and must be delivered on relatively short lead-times, it is not uncommon for us to acquire production materials and start certain production activities based on estimated production yields and forecasted demand prior to or in excess of actual demand for our wafer probe cards. We record an adjustment to our inventory valuation for estimated obsolete and non-saleable inventories equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write down would be required. Once established, the original cost of our inventory less the related inventory reserve represents the new cost basis of such products. Reversal of these write downs is recognized only when the related inventory has been scrapped or sold.

Research and Development. Research and development expenses include expenses related to product development, engineering and material costs. Almost all research and development costs are expensed as incurred. We plan to continue to invest a significant amount in research and development activities to develop new technologies for current and new markets and new applications in the future. We expect these expenses to scale with revenue growth.

Selling, General and Administrative. Selling, general and administrative expenses include expenses related to sales, marketing, and administrative personnel, internal and outside sales representatives' commissions, market research and consulting, and other sales, marketing, and administrative activities. These expenses also include costs for enforcing our patent rights and regulatory compliance costs. We expect that selling expenses will increase as revenues increase, and we expect that general and administrative expenses will increase in absolute dollars to support future revenue growth.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements and related disclosures requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses in the reporting period. We regularly evaluate our estimates and assumptions related to allowances for doubtful receivables, inventories, marketable securities, income taxes, warranty obligations, contingencies, litigation and accrual for other liabilities. We base our estimates and assumptions on current facts, historical experience and various other factors that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by us may differ materially and adversely from our estimates. To the extent there are material differences between our estimates and the actual results, our future results of operations will be affected.

We believe that the following are critical accounting policies:

Note 2 of Notes to the Consolidated Financial Statements describes the significant accounting policies used in the preparation of our consolidated financial statements.

Revenue Recognition. Under Securities and Exchange Commission's Staff Accounting Bulletin No. 104, "Revenue Recognition," (SAB 104), we recognize revenue when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured.

Revenues from product sales to customers are recognized upon shipment or delivery depending upon the terms of sale and reserves are provided for estimated allowances.

In multiple element arrangements, we follow the guidance in EITF 00-21, "Revenue Arrangements with Multiple Deliverables," to determine whether there is more than one unit of accounting. To the extent that the deliverables are separable into multiple units of accounting, we then allocate the total fee on such arrangements to the individual units of accounting based on verifiable objective evidence of fair value using the residual method. We then recognize revenue for each unit of accounting depending on the nature of the deliverable(s) comprising the unit of accounting (principally following SAB 104).

We offer product maintenance and repair arrangements to our customers that are accounted for in accordance with FASB Technical Bulletin No. 90-1, "Accounting for Separately Priced Extended Warranty and Product Maintenance Contracts". Amounts due from customers under these arrangements are initially recorded as deferred revenues. The fees are recognized as revenue on a straight-line basis over the service period and related costs are recorded as incurred.

Revenues from licensing of our design and manufacturing technology, which have been insignificant to date, are recognized over the term of the license agreement or when the significant contractual obligations have been fulfilled.

As described above, we have to make estimates and judgments with regard to revenue recognition and changes in these estimates and judgments could impact our revenues and results of operations.

Warranty Accrual. We provide for the estimated cost of product warranties at the time revenue is recognized. While we engage in extensive product quality programs and processes, including actively monitoring and evaluating the quality of our component suppliers, our warranty obligation is affected by product failure rates, material usage and service delivery costs incurred in correcting a product failure. We continuously monitor product returns for warranty and maintain a reserve for the related expenses based upon our historical experience and any specifically identified field failures. As we sell new products to our customers, we must exercise considerable judgment in estimating the expected failure rates. This estimating process is based on historical experience of similar products, as well as various other assumptions that we believe to be reasonable under the circumstances. Should actual product failure rates, material usage or service delivery costs differ from our estimates, revisions to the estimated warranty liability would be required.

From time to time, we may be subject to additional costs related to warranty claims from our customers. This additional warranty would be recorded in the determination of net income in the period in which the additional cost was identified.

Inventory Valuation. We state our inventories at the lower of cost (principally standard cost which approximates actual cost on a first in, first out basis) or market. We record adjustments to our inventory valuation for estimated obsolescence or non-saleable inventories equal to the difference between the cost of inventories and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory reserves may be required. Inventory write downs once established are not reversed until the related inventory has been scrapped or sold.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of. We account for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standard, or SFAS, No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". We evaluate the carrying value of our long-lived assets whenever certain events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable. Such events or circumstances include, but are not limited to, a prolonged industry downturn, a significant decline in our market value or significant reductions in projected future cash flows.

Significant judgments and assumptions are required in the forecast of future operating results used in the preparation of the estimated future cash flows, including profit margins, long-term forecasts of the amounts and timing of overall market growth and our percentage of that market, groupings of assets, discount rates and terminal growth rates. In addition, significant estimates and assumptions are required in the determination of the fair value of our tangible long-lived assets, including replacement cost, economic obsolescence, and the value that could be realized in orderly liquidation. Changes in these estimates could have a material adverse effect on the assessment of our long-lived assets, thereby requiring us to write down the assets.

Accounting for Income Taxes. We account for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year's financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pre-tax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, hence giving rise to a deferred tax asset. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure together with assessing temporary differences that may result in deferred tax assets. Management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. Any such valuation allowance would be based on our estimates of income and the period over which our deferred tax assets would be recoverable. While management has considered taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for a valuation allowance, if we were to determine that we would not be able to realize all or part of our net deferred tax assets in the future, an adjustment to the deferred tax assets would result in additional income tax expense in such period.

In fiscal 2006 and fiscal 2005, given our increasing levels of profitability, we concluded that it is more likely than not that we will be able to realize all of our domestic deferred tax assets. For the deferred tax asset resulting from foreign net operating losses we have concluded that it is more likely than not that this asset will not be utilized and therefore, we have recorded a full valuation allowance for those deferred tax assets.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed. Differences between our tax provision and tax return may occur and such adjustments are recorded when identified.

The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities which might result in proposed assessments. Our estimate for the potential outcome for any uncertain tax issue is judgmental in nature. However, we believe we have adequately provided for any reasonable foreseeable outcome related to those matters. Our future results may include favorable or unfavorable adjustments to our estimated tax liabilities in the period the assessments are made or resolved or when statutes of limitation on potential assessments expire.

Stock-Based Compensation. Effective January 1, 2006, we implemented SFAS 123 (R) with regard to equity based compensation. As such, we began accounting for stock options and shares issued under our employee stock purchase plan ("ESPP") under SFAS 123 (R), which requires the recognition of the fair value of equity based compensation. The fair value of stock options and ESPP shares are estimated using a Black-Scholes option valuation model. This model requires us to make subjective assumptions in implementing SFAS 123 (R), including expected stock price volatility, estimated life and estimated forfeitures of each award. The fair value of equity-based awards is amortized over the requisite service period, generally the vesting period of the award, and we have elected to use the straight-line method. We make quarterly assessments of the adequacy of the additional paid-in capital pool ("APIC pool") to determine if there are any tax shortfalls which require recognition in the condensed consolidated income statements. Prior to the implementation of SFAS 123 (R), we accounted for stock options and ESPP shares under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and made pro forma footnote disclosures as required by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amended SFAS 123, "Accounting for Stock-Based Compensation." Pro forma net income and pro forma net income per share disclosed in the footnotes to the condensed consolidated financial statements were estimated using a Black-Scholes option valuation model. Under APB Opinion No. 25, SFAS 123 and SFAS 123 (R), the fair value of restricted stock units was calculated based upon the fair market value of our common stock at the date of grant.

We have elected to adopt the alternative transition method provided under the provisions of Financial Accounting Standards Board ("FASB") Staff Position No. FAS 123 (R)-3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The alternative transition method includes simplified methods to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123 (R).

Results of Operations

The following table sets forth our operating results as a percentage of revenues:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Revenues	100.0%	100.0%	100.0%
Cost of revenues	48.3	54.8	51.1
Gross margin	51.7	45.2	48.9
Operating expenses:			
Research and development	12.6	11.9	11.7
Selling, general and administrative	19.4	18.4	16.9
Total operating expenses	32.0	30.3	28.6
Operating income	19.7	14.9	20.3
Interest income, net	4.1	1.8	1.4
Other income (expense), net	0.1	(0.5)	0.3
Income before income taxes	23.9	16.2	22.0
Provision for income taxes	7.4	3.5	7.8
Net income	16.5%	12.7%	14.2%

Fiscal Years Ended December 30, 2006 and December 31, 2005

Revenues

	Fiscal 2006	Fiscal 2005	Increase (decrease)	Change %
	(In thousands)			
Revenues by Market:				
DRAM	$272,153	$182,828	$ 89,325	48.9%
Flash	58,162	31,640	26,522	83.8
Logic	38,898	23,027	15,871	68.9
Total revenues	$369,213	$237,495	$131,718	55.5%

Revenues increased 55.5% in fiscal 2006 compared to fiscal 2005. The increase was mainly driven by increased sales volume due to a variety of factors, including the increased demand for mobile and consumer applications, increased design activity and bit growth, the transition to advanced technology nodes such as 90 nanometer and below, and the ongoing build-out of 300mm factories.

The majority of our revenues for fiscal 2006 was generated by sales of wafer probe cards to manufacturers of DRAM devices. The increase was primarily due to the ongoing transition to advanced technology nodes, such as 90 nanometer and below, the conversion to DDR II and the ongoing build-out of 300mm factories. Approximately 80% of our DRAM revenues in fiscal 2006 was derived from 90 nanometer and below technology products compared to 61% in fiscal 2005. We expect transitions to advanced technology nodes, 80 nanometer and 70 nanometer, to continue to drive revenue growth.

Revenues generated from sales to flash memory device manufacturers increased for both our NAND and NOR flash wafer probe cards. Consumer applications which utilize multi-chip packages were a major driver for both categories of flash devices.

Revenues from manufacturers of logic devices increased primarily due to increased demand for high parallelism test products from existing and new customers. The majority of our logic revenues in fiscal 2006 was derived from sales of wafer probe cards to test high performance flip chip microprocessor and chipset applications used in personal computer, gaming and graphics applications.

Revenue by Geographic Region

	Fiscal 2006	% of Revenues	Fiscal 2005	% of Revenues
		(In thousands)		
North America	$109,037	29.5%	$ 81,214	34.2%
Europe	25,965	7.0	22,746	9.6
Japan	110,767	30.0	62,181	26.2
Asia Pacific	123,444	33.5	71,354	30.0
Total revenues	$369,213	100.0%	$237,495	100.0%

Geographic revenue information is based on the location to which we send the customer invoices. For example, certain Korean customers purchase through their North American subsidiaries and accordingly, revenues derived from sales to such customers are reflected in North America revenues. The increase in revenues in North America was primarily driven by demand for wafer probe cards used to test chips for consumer and mobile products. The increase in the percentage of revenues in Japan was primarily due to increased sales to a manufacturer of DRAM devices. The increase in percentage of revenues in Asia Pacific was primarily due to growth in our business with Taiwan and Korean customers. The increase in revenues in Europe was primarily due to increased sales to a manufacturer of DRAM devices in this region.

Gross Margin

	Fiscal 2006	% of Revenues	Fiscal 2005	% of Revenues
		(In thousands)		
Gross margin	$190,978	51.7%	$107,393	45.2%

The increase in gross margin in fiscal 2006 compared with fiscal 2005 was primarily due to factory productivity, yield improvements and product mix enabling revenue growth, which in turn improved gross margin percentage. The productivity gains and yield improvements were facilitated by the successful completion of the transition to our new factory early in fiscal 2006. While excess custom probe card inventories increased inventory write-downs to $12.4 million in fiscal 2006, compared to $10.9 million in fiscal 2005, they decreased as a percentage of revenues to 3.4% in fiscal 2006 from 4.6% in fiscal 2005. Excess custom inventories are not uncommon for us as our advanced wafer probe cards are manufactured in low volumes and must be delivered on relatively short lead-times, which requires us to acquire production materials and start certain production activities based on estimated production yields and forecasted demand prior to or in excess of actual demand for our wafer probe cards. Gross margin for fiscal 2006 includes additional stock based compensation expense of $3.9 million, or 1.1% of revenue, due to the adoption of FAS 123(R) in the first quarter of fiscal 2006. Fiscal 2005 was impacted by factory start up costs of $12.2 million, or 5.1% of revenues.

Research and Development

	Fiscal 2006	% of Revenues	Fiscal 2005	% of Revenues
		(In thousands)		
Research and development	$46,608	12.6%	$28,348	11.9%

The increase in research and development expenses in absolute dollars was mainly due to an increase of approximately $8.0 million in personnel-related costs resulting from increased headcount, an increase of approximately $5.8 million in development related costs and an increase of $4.5 million in stock-based compensation expense due to the adoption of SFAS No. 123 (R) in the first quarter of fiscal 2006. We plan to continue to invest in the development of our next generation Harmony architecture and products, fine pitch memory and logic products, advanced MicroSpring interconnect technology and new process technologies. We are also making incremental investments in new technologies and products as we focus on new market opportunities.

Selling, General and Administrative

	Fiscal 2006	% of Revenues	Fiscal 2005	% of Revenues
		(In thousands)		
Selling, general and administrative	$71,540	19.4%	$43,744	18.4%

The increase in selling, general and administrative expenses in absolute dollars was mainly due to an increase of approximately $14.4 million in personnel-related expenses resulting from increased headcount and an increase of $9.6 million in stock-based compensation expense due to the adoption of SFAS No. 123(R) in the first quarter of fiscal 2006.

Interest and Other Income (Expense), Net

	Fiscal 2006	% of Revenues	Fiscal 2005	% of Revenues
Interest income	$15,183	4.1%	$ 4,282	1.8%
Other income (expense), net	204	0.1%	(1,091)	(0.5)%

The increase in interest income was due to larger cash, cash equivalents and marketable securities balances throughout fiscal 2006 compared to fiscal 2005 and higher interest rates, resulting in higher interest income earned. Cash, cash equivalents, restricted cash and marketable securities increased to $494.6 million at December 30, 2006 compared to $213.9 million at December 31, 2005. We completed an equity follow-on offering in March 2006, which resulted in net proceeds of $182.0 million. Other income for fiscal 2006 was mainly comprised of foreign currency gains and other expense for fiscal 2005 was mainly comprised of foreign currency losses, primarily related to Japanese Yen.

Provision for Income Taxes

	Fiscal 2006	Annual Effective Tax Rate	Fiscal 2005	Annual Effective Tax Rate
	(In thousands)			
Provision for income taxes	$27,429	31.1%	$8,310	21.6%

Our annual effective tax rate for fiscal 2006 and 2005 was 31.1% and 21.6%, respectively. The increase in the tax rate between fiscal 2006 and fiscal 2005 was primarily due to non-deductible stock based compensation expense resulting from the adoption of SFAS No. 123 (R) in 2006, as well as a $3.0 million benefit recorded in the third quarter of fiscal 2005 related to a research and development tax credit study. In addition, our tax provisions for both 2006 and 2005 benefited from the expiration of the statute of limitations for certain previously provided tax reserves.

Fiscal Years Ended December 31, 2005 and December 25, 2004

Revenues

	Fiscal 2005	Fiscal 2004	Increase (decrease)	Change %
	(In thousands)			
Revenues by Market:				
DRAM	$182,828	$124,329	$58,499	47.1%
Flash	31,640	38,953	(7,313)	(18.8)
Logic	23,027	14,480	8,547	59.0
Total revenues	$237,495	$177,762	$59,733	33.6%

Revenues increased 34% in fiscal 2005 compared to fiscal 2004. Markets for our customers grew robustly, as the convergence of new applications for advanced chips, combined with technology and production capability, is increasing bit demand for our customers' products. As a result, the advanced wafer probe card market grew rapidly in 2005, as new market forces and our enabling technologies accelerated demand. Continuing strength in mobile and consumer applications like mobile RAM, the transition to 90 nanometer technologies and below, as well as the transition to DDR II architecture contributed to the overall growth in revenues.

The majority of our revenues for fiscal 2005 was generated by sales of wafer probe cards to manufacturers of DRAM devices. The increase was primarily due to the continued execution of major DRAM transitions to 90 nanometer technology and below, DDR II architecture and the proliferation of Mobile RAM applications. Approximately 61% of our DRAM revenue in fiscal 2005 was derived from 90 nanometer and below technology products.

Revenues generated from sales to flash memory device manufacturers decreased mainly due to lower demand for our NAND flash wafer probe cards.

Revenues from manufacturers of logic devices increased primarily due to increased demand for high parallelism test products. The majority of our logic revenues in fiscal 2005 was derived by sales of wafer probe cards to test high performance flip-chip microprocessor and chipset applications.

Revenue by Geographic Region

	Fiscal 2005	% of Revenues	Fiscal 2004	% of Revenues
		(In thousands)		
North America	$ 81,214	34.2%	$ 63,624	35.8%
Europe	22,746	9.6%	23,721	13.3
Japan	62,181	26.2%	45,384	25.5
Asia Pacific	71,354	30.0%	45,033	25.4
Total revenues	$237,495	100.0%	$177,762	100.0%

Geographic revenue information is based on the invoicing location of the customer. For example, certain Korean customers purchase through their North American subsidiaries. The increase in revenues in North America was primarily driven by demand for wafer probe cards used to test chips for consumer and mobile products. The increase in the percentage of revenues in Japan was primarily due to increased sales to a manufacturer of DRAM devices. The increase in percentage of revenues in Asia Pacific was primarily due to growth in our business with Taiwan customers. The decrease in the percentage of revenues in Europe was primarily due to decreased sales to a manufacturer of DRAM devices in this region.

Gross Margin

	Fiscal 2005	% of Revenues	Fiscal 2004	% of Revenues
		(In thousands)		
Gross margin	$107,393	45.2%	$86,977	48.9%

The decrease in gross margin percentage in fiscal 2005 compared to fiscal 2004 was primarily due to start up costs related to our new factory, costs to ramp our new factory to a higher revenue capacity and higher provision for excess and obsolete inventory. During fiscal 2005 and fiscal 2004 we incurred $12.2 million and $5.0 million, respectively of start up expenses related to the bring up of our new manufacturing facility, which represented 5.1% and 2.8% of revenues, respectively. The increase in inventory provision to $10.9 million, or 4.6% of revenues for fiscal 2005 as compared with $4.5 million, or 2.5% of revenues for fiscal 2004 was primarily due to excess custom inventory quantities. As our advanced wafer probe cards are manufactured in low volumes and must be delivered on relatively short lead-times, it is not uncommon for us to acquire production materials and start certain production activities based on estimated production yields and forecasted demand prior to or in excess of actual demand for our wafer probe cards.

Research and Development

	Fiscal 2005	% of Revenues	Fiscal 2004	% of Revenues
		(In thousands)		
Research and development	$28,348	11.9%	$20,643	11.7%

The increase in research and development expenses in absolute dollars was mainly due to an increase of approximately $3.5 million in personnel-related costs and an increase of approximately $4.3 million in development related costs. Through fiscal 2005, we continued the development of our next generation parallelism architecture and products, fine pitch memory and logic products, advanced MicroSpring interconnect technology and new process technologies. We are also making incremental investments in new technologies and products as we focus on new market opportunities.

Selling, General and Administrative

	Fiscal 2005	% of Revenues	Fiscal 2004	% of Revenues
		(In thousands)		
Selling, general and administrative	$43,744	18.4%	$30,221	16.9%

The increase in absolute dollars was mainly due to an increase of approximately $7.9 million in personnel related expenses and an increase of approximately $4.4 million in outside professional services that primarily related to patent enforcement proceedings and other consulting services, including compliance and regulatory matters. Stock-based compensation expense in fiscal 2005 increased primarily due to the acceleration of options related to the departure of our chief operating officer.

Interest and Other Income (Expense), Net

	Fiscal 2005	% of Revenues	Fiscal 2004	% of Revenues
Interest income	$ 4,282	1.8%	$2,450	1.4%
Other income (expense), net	(1,091)	(0.5)%	500	0.3%

The increase in interest income is due to larger cash, cash equivalents and marketable securities balance throughout fiscal 2005 relative to fiscal 2004 and higher interest rates, resulting in higher interest income earned. Other expense for fiscal 2005 was mainly comprised of foreign currency losses, primarily related to Japanese Yen. Other income for fiscal 2004 includes a realized gain relating to a cash refund of consumption tax paid in Japan of approximately $1.0 million.

Provision for Income Taxes

	Fiscal 2005	Annual Effective Tax Rate	Fiscal 2004	Annual Effective Tax Rate
		(In thousands)		
Provision for income taxes	$8,310	21.6%	$13,885	35.5%

Our annual effective tax rate for fiscal 2005 and 2004 was 21.6% and 35.5%, respectively. The lower income tax expense for fiscal 2005 was primarily due to higher tax exempt interest earned and higher tax credits generated in fiscal 2005. Fiscal 2005 was impacted by certain discrete transactions recorded in the third quarter of fiscal 2005, mainly adjustments of $3.0 million related to a research and development tax credit study as well as the release of prior year tax reserves with respect to years for which the statute of limitations had been reached.

Liquidity and Capital Resources

As of December 30, 2006, we had $492.4 million in cash, cash equivalents and marketable securities compared to $211.6 million as of December 31, 2005.

Net cash provided by operating activities was $105.4 million for fiscal 2006 compared to $37.7 million for fiscal 2005 and $35.6 million for fiscal 2004. The increase in net cash provided by operations in fiscal 2006 compared to fiscal 2005 and 2004 resulted primarily from an increase in net income in fiscal 2006, the impact of non-cash items that were recorded on the statements of income, including depreciation and amortization expense and stock-based compensation and the related tax impact, and working capital improvements.

Accounts receivable increased by $10.6 million from fiscal 2005 to fiscal 2006 due to an increase in revenues. Accounts receivable increased by $19.0 million from fiscal 2004 to fiscal 2005 due to an increase in worldwide revenues. Our days sales outstanding from receivables, or DSO, decreased from 41 days at December 30, 2005 to 37 days at December 30, 2006 due to improved collection efforts. DSO at December 25, 2004 was 44 days.

Inventories were $24.8 million, $18.4 million, and $11.2 million as of December 30, 2006, December 31, 2005, and December 25, 2004, respectively. The increase in inventories is the result of increased volume in business and strong demand for our products. Net inventory turns were 8.3, 8.8 and 9.3 in fiscal 2006, fiscal 2005 and fiscal 2004, respectively.

Accrued liabilities increased by $10.9 million at December 30, 2006 compared to December 31, 2005. The increase was due primarily to an increase in accrued compensation related expenses of $8.4 million. Accrued liabilities increased by $3.6 million at December 31, 2005 compared to December 25, 2004 due primarily to an increase of approximately $3.5 million in accrued compensation and benefits.

Net cash used by investing activities was $67.3 million for fiscal 2006 compared to $54.0 million for fiscal 2005 and $28.2 million for fiscal 2004. Net cash used by investing activities resulted primarily from the net purchase of marketable securities and capital expenditures in each of these periods. Capital expenditures were $38.1 million for fiscal 2006, $28.3 million for fiscal 2005, and $37.7 million for fiscal 2004. In fiscal 2006, fiscal 2005 and fiscal 2004 we invested in the capacity expansion of manufacturing facilities and service centers as well as leasehold improvements to our new headquarters.

Net cash provided by financing activities was $214.9 million for fiscal 2006 compared with $12.4 million for fiscal 2005 and $14.5 million for fiscal 2004. Net cash provided by financing activities for fiscal 2006 was mainly due to $182.0 million of net proceeds received from an equity follow-on offering completed in March 2006 as well as proceeds of $16.0 million received from the exercise of employee stock options and $4.5 million received from ESPP purchases. Tax benefits related to the exercise of stock options for fiscal 2006 were $12.5 million. Net cash provided by financing activities for fiscal 2005 and fiscal 2004 was mainly due to proceeds received from the exercise of employee stock options. Upon the adoption of SFAS 123(R) commencing in 2006 excess tax benefits from stock options is classified as a financing activity where as in 2004 and 2005 it was classified as an operating activity.

In October 2004, we signed a ten-year lease for an additional 12,000 square feet of research and development space within our current headquarters and manufacturing campus. The total rent obligation over the term of the lease is $1.0 million and is accounted for as an operating lease. In August 2006 the Company signed an amendment to the existing lease for the remaining 37,439 square feet of the building leased in October 2004 at our current headquarters. The term of the lease was extended to 15-years. The total rent obligation over the amended term of the lease is $8.5 million and is accounted for as an operating lease. The Company also signed a five-year lease for an additional 39,478 square feet of office space at our corporate headquarters in September 2006. The total rent obligation over the term of the lease is $2.4 million and is accounted for as an operating lease.

The following table describes our commitments to settle contractual obligations in cash as of December 30, 2006.

	Payments Due In				
	2007	2008-2009	2010-2011	After 2011	Total
			(In thousands)		
Operating leases	$ 3,963	$8,488	$7,697	$8,644	$28,792
Inventory purchase obligations	4,509	—	—	—	4,509
Other purchase obligations	6,946	—	—	—	6,946
Total	$15,418	$8,488	$7,697	$8,644	$40,247

We believe that cash generated from operations, together with the liquidity provided by our existing cash, cash equivalents and marketable securities will be sufficient to meet our anticipated cash needs for at least the next 12 months. Our future capital requirements will depend on many factors, including the timing and extent of spending to support product development efforts, the expansion of sales and marketing activities, and the costs to ensure access to adequate manufacturing capacity, including our plans to expand our capacity in Singapore. Accordingly, we may seek additional capital through the issuance of equity or debt securities. Although we are currently not a party to any agreement or letter of intent with respect to potential investments in, or acquisitions of, complementary businesses, products or technologies, we may enter into these types of arrangements in the future, which could also require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

Off-Balance Sheet Arrangements

As part of our ongoing business, we do not participate in transactions that generate relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, or SPEs, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As of December 30, 2006, we are not involved in any unconsolidated SPE transactions.

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, we anticipate adopting this standard as of January 1, 2008.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"), to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each financial statement and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. The adoption of SAB 108 did not have an impact on our consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements the benefit of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN

48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and we will adopt FIN 48 at the beginning of fiscal 2007. We are currently evaluating the impact of this interpretation on our consolidated financial statements.

In July 2006, the FASB issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross versus Net Presentation)." The adoption of EITF No. 06-3 did not have an impact on our consolidated financial statements. Our accounting policy has been to present above mentioned taxes on a net basis, excluded from revenues.

Item 7A: ***Quantitative and Qualitative Disclosures about Market Risk***

Foreign Currency Exchange Risk. Our revenues, except in Japan, and our expenses, except those expenses related to our operations in Germany, United Kingdom, Japan, Taiwan and Korea, are denominated in U.S. Dollars. Revenues and accounts receivable from the majority of our Japanese customers are denominated in Japanese Yen. We may purchase from time to time forward exchange contracts to hedge certain existing foreign currency denominated receivables and backlog. Gains and losses on these contracts are generally recognized in income when the related transactions being hedged are recognized.

As of December 30, 2006, we had one outstanding foreign currency exchange forward contract to sell 3,070,000,000 Japanese Yen for $25,839,576 with a contract rate of 118.81 Japanese Yen per U.S. Dollar. The fair value on this foreign currency forward exchange contract as of December 30, 2006 would have changed by $2,583,958 if the foreign currency exchange rate for the Japanese Yen to the U.S. Dollar on this forward contract had changed by 10%. We do not use derivative financial instruments for trading or speculative purposes.

Interest Rate Risk. The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk, we maintain our portfolio of cash equivalents and marketable securities in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit (see Note 3 of the Notes to Consolidated Financial Statements). The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our consolidated statements of income and statements of cash flow. As of December 30, 2006, all of our investments were in money market accounts, certificates of deposit or high quality corporate debt obligations and U.S. government securities.

Item 8: ***Financial Statements and Supplementary Data***

Consolidated Financial Statements

The consolidated financial statements of FormFactor required by this item are included in the section entitled "Consolidated Financial Statements" of this Annual Report on Form 10-K. See Item 15(a)(1) for a list of our consolidated financial statements.

Selected Quarterly Financial Data (Unaudited)

The following selected quarterly financial data should be read in conjunction with our consolidated financial statements and the related notes and "Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations". This information has been derived from our unaudited consolidated financial statements that, in our opinion, reflect all recurring adjustments necessary to fairly present this information when read in conjunction with our consolidated financial statements and the related notes appearing in the section entitled "Consolidated Financial Statements". The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	Dec. 30, 2006(1)	Sept. 30, 2006	July 1, 2006	Apr. 1, 2006(2)	Dec. 31, 2005	Sept. 24, 2005(3)	June 25, 2005	Mar. 26, 2005
	(in thousands, except per share data)							
Revenues	$98,693	$96,757	$92,433	$81,330	$71,819	$62,374	$52,337	$50,965
Cost of revenues	47,536	46,492	43,707	40,500	36,618	34,088	30,561	28,835
Gross Margin	51,157	50,265	48,726	40,830	35,201	28,286	21,776	22,130
Operating Expenses:								
Research and development	13,211	11,994	11,627	9,776	8,887	7,881	5,701	5,879
Selling, general and administrative	18,506	19,321	17,965	15,748	12,461	11,871	9,817	9,595
Total operating expenses	31,717	31,315	29,592	25,524	21,348	19,752	15,518	15,474
Operating income	19,440	18,950	19,134	15,306	13,853	8,534	6,258	6,656
Interest income	4,986	4,485	3,889	1,822	1,370	1,116	980	816
Other income (expense), net	159	59	327	(341)	(437)	(630)	(112)	87
Income before income taxes	24,585	23,494	23,350	16,787	14,786	9,020	7,126	7,559
Provision (benefit) for income taxes	5,665	7,675	8,069	6,019	4,306	(758)	2,114	2,648
Net income	$18,920	$15,819	$15,281	$10,768	$10,480	$ 9,778	$ 5,012	$ 4,911
Net income per share:								
Basic	$ 0.40	$ 0.34	$ 0.32	$ 0.26	$ 0.26	$ 0.25	$ 0.13	$ 0.13
Diluted	$ 0.39	$ 0.33	$ 0.32	$ 0.25	$ 0.25	$ 0.23	$ 0.12	$ 0.12
Weighted-average number of shares used in per share calculations:								
Basic	46,813	46,417	45,920	41,593	40,118	39,733	39,274	39,018
Diluted	48,701	48,494	48,165	43,473	41,859	41,762	41,497	41,197

(1) The fourth quarter of fiscal 2006 provision for income taxes was impacted due to the recording of $2.9 million in net tax benefit related to the retroactive re-instatement of the Federal R&D tax credit.

(2) Implemented SFAS No. 123(R) effective January 1, 2006. For additional information, refer to Note 6 (Stock-Based Compensation) to our consolidated financial statements which are included elsewhere herein.

(3) The third quarter of fiscal 2005 benefit for income taxes was impacted by certain discrete transactions, mainly adjustments of $3.0 million related to a research and development tax credit study as well as the release of prior year tax reserves with respect to years for which the statute of limitations had been reached.

Item 9: *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

None.

Item 9A: *Controls and Procedures*

Evaluation of Disclosure Controls and Procedures

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation as of December 30, 2006, of the effectiveness of our "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e). Based on that evaluation, our Chief Executive Officer and Chief Financial Officer, concluded that, as of December 30, 2006, our disclosure controls and procedures were effective to ensure that information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in rules and forms of the SEC and is accumulated and communicated to our management as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control Over Financial Reporting

Our management, including our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of our "internal control over financial reporting" as defined in Exchange Act Rule 13a-15(f) to determine whether any changes in our internal control over financial reporting occurred during the fourth quarter of fiscal 2006 that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting. Based on that evaluation, there have been no such changes during the fourth quarter of fiscal 2006.

Limitation on Effectiveness of Controls

Control systems, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the control systems' objectives are being met. Further, the design of any control systems must reflect the fact that there are resource constraints, and the benefits of all controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within our company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Control systems can also be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is based in part on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Over time, controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with policies or procedures.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act, for FormFactor. Our management with the participation of our Chief Executive Officer and Chief Financial Officer conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 30, 2006. This evaluation was based on the framework established in *Internal Control—Integrated Framework,* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, our management concluded that our internal control over financial reporting was effective as of December 30, 2006.

Management's assessment of the effectiveness of the Company's internal control over financial reporting as of December 30, 2006 has been audited by PricewaterhouseCoopers LLP, the Company's independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

CEO and CFO Certifications

We have attached as exhibits to this Annual Report on Form 10-K the certifications of our Chief Executive Officer and Chief Financial Officer, which are required in accordance with the Exchange Act. We recommend that this Item 9A be read in conjunction with the certifications for a more complete understanding of the subject matter presented.

Item 9B: *Other Information*

None.

PART III

Item 10: ***Directors Executive Officers and Corporate Governance***

Information concerning our board of directors, committees and directors, including our audit committee and audit committee financial expert, appear in our Proxy Statement, under the section entitled Proposal No. 1—Election of Directors". Such information in this portion of the Proxy Statement is incorporated herein by reference.

For information with respect to our executive officers, see Part I, Item 1 of this Annual Report on Form 10-K under the section entitled "Executive Officers".

Information concerning Section 16(a) beneficial ownership reporting compliance appears in our Proxy Statement under the section entitled "Section 16(a) Beneficial Ownership Reporting Compliance". Such information in this portion of the Proxy Statement is incorporated herein by reference.

We have adopted a Statement of Corporate Code of Business Conduct that applies to all directors, officers and employees of FormFactor and a Statement of Financial Code of Ethics that applies to our chief executive officer, chief financial officer, and other employees in our finance department. Information concerning these codes appears in our Proxy Statement under the section entitled "Proposal No. 1—Election of Directors—Corporate Codes". Such information in this portion of the Proxy Statement is incorporated herein by reference.

Item 11: ***Executive Compensation***

Information concerning executive officer compensation and related information appears in our Proxy Statement under the section entitled "Executive Compensation and Related Information", "Report of the Compensation Committee" and "Compensation Committee Interlocks and Insider Participation". Information concerning director compensation and related information appears in our Proxy Statement under the section entitled "Proposal No. 1—Election of Directors". Such information in these portions of the Proxy Statement is incorporated herein by reference.

Item 12: ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

Information concerning the security ownership of certain beneficial owners and management and related stockholder matters appears in our Proxy Statement under the section entitled "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters". The information in such portion of the Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

For information regarding our equity compensation plans, see Part II, Item 5 of this Annual Report on Form 10-K under the section entitled "Equity Compensation Plans".

Item 13: ***Certain Relationships and Related Transactions and Director Independence***

Information concerning certain relationships and related transactions, including our related person transactions policy appears in our Proxy Statement under the section entitled "Certain Relationships and Related Transactions". The information in such portion of the Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

Information concerning director independence appears in our Proxy Statement under the section entitled "Proposal No. 1—Election of Directors". The information in such portion of the Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

Item 14: ***Principal Accounting Fees and Services***

Information concerning principal accounting fees and services and the audit committee's pre-approval policies and procedures appears in our Proxy Statement under the section entitled "Proposal No. 2—Ratification of Selection of Independent Auditor". The information in such portion of the Proxy Statement is incorporated in this Annual Report on Form 10-K by reference.

PART IV

Item 15: ***Exhibits, Financial Statement Schedules***

(a) The following documents are filed as part of this Annual Report on Form 10-K:

(1) Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Stockholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements

(2) Financial Statement Schedule:
Schedule II—Valuation and Qualifying Accounts

(3) Exhibits:
The exhibits listed in the accompanying Index to Exhibits are filed or incorporated by reference as part of this Annual Report on Form 10-K.

(b) Exhibits: The following exhibits are filed as part of this Annual Report on Form 10-K:

Exhibit Number	Exhibit Description
10.07	2002 Equity Incentive Plan, as amended, and forms of option grant.
10.08	2002 Employee Stock Purchase Plan, as amended.
21.01	List of Registrant's subsidiaries.
23.01	Consent of Independent Registered Public Accounting Firm.
24.01	Power of Attorney (included in the signature page of this Form 10-K).
31.01	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.02	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.01*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

* This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Livermore, State of California, on the 26th day of February 2007.

FORMFACTOR, INC.

By: /s/ RONALD C. FOSTER
Ronald C. Foster
Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each of the undersigned whose signature appears below constitutes and appoints Dr. Igor Y. Khandros, Ronald C. Foster and Stuart L. Merkadeau, and each of them, the undersigned's true and lawful attorneys-in-fact and agents with full power of substitution, for the undersigned and in the undersigned's name, place and stead, in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K and any other documents in connection therewith, and to file the same, with all exhibits thereto, with the SEC, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act requisite and necessary to be done with respect to this Annual Report on Form 10-K, as fully to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, each of the undersigned has executed this Power of Attorney as of the date indicated below.

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Signature	Title	Date
Principal Executive Officer and Director:		
/s/ DR. IGOR Y. KHANDROS Dr. Igor Y. Khandros	Chief Executive Officer and Director	February 23, 2007
Principal Financial Officer and Principal Accounting Officer:		
/s/ RONALD C. FOSTER Ronald C. Foster	Chief Financial Officer	February 23, 2007
Additional Directors:		
/s/ LOTHAR MAIER Lothar Maier	Director	February 23, 2007

Signature	Title	Date
/s/ HOMA BAHRAMI Homa Bahrami	Director	February 23, 2007
/s/ THOMAS J. CAMPBELL Thomas J. Campbell	Director	February 23, 2007
/s/ HARVEY A. WAGNER Harvey A. Wagner	Director	February 23, 2007
/s/ G. CARL EVERETT, JR. G. CARL EVERETT, JR.	Director	February 23, 2007
/s/ JAMES A. PRESTRIDGE James A. Prestridge	Director	February 23, 2007

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of FormFactor, Inc.:

We have completed integrated audits of FormFactor, Inc.'s consolidated financial statements and of its internal control over financial reporting as of December 30, 2006, in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements and financial statement schedule

In our opinion, the consolidated financial statements listed in the index appearing under Item 15(a) (1) present fairly, in all material respects, the financial position of FormFactor, Inc. and its subsidiaries at December 30, 2006 and December 31, 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2006 in conformity with accounting principles generally accepted in the United States of America. In addition, in our opinion, the financial statement schedule listed in the index appearing under Item 15(a) (2) presents fairly, in all material respects, the information set forth therein when read in conjunction with the related consolidated financial statements. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 6 to the consolidated financial statements the Company changed the manner in which it accounts for stock-based compensation in 2006.

Internal control over financial reporting

Also, in our opinion, management's assessment, included in Managements Report on Internal Control over Financial Reporting appearing under Item 9A, that the Company maintained effective internal control over financial reporting as of December 30, 2006 based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2006, based on criteria established in *Internal Control—Integrated Framework* issued by the COSO. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management's assessment and on the effectiveness of the Company's internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers LLP

San Jose, California
February 22, 2007

FORMFACTOR, INC.

CONSOLIDATED BALANCE SHEETS

	December 30, 2006	December 31, 2005
	(In thousands, except share and per share data)	
ASSETS		
Current assets:		
Cash and cash equivalents	$284,131	$ 31,217
Marketable securities	208,263	180,391
Accounts receivable, net of allowance for doubtful accounts of $74 as of December 30, 2006 and December 31, 2005	54,571	43,967
Inventories	24,778	18,404
Deferred tax assets	12,500	11,396
Prepaid expenses and other current assets	12,138	7,169
Total current assets	596,381	292,544
Restricted cash	2,250	2,250
Property and equipment, net	94,064	81,588
Deferred tax assets	4,689	4,518
Other assets	945	461
Total assets	$698,329	$381,361
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 31,273	$ 26,369
Accrued liabilities	28,334	20,467
Income tax payable	8,264	9,697
Deferred revenue and customer advances	7,273	3,588
Deferred rent	448	313
Total current liabilities	75,592	60,434
Deferred rent and other liabilities	5,125	3,138
Total liabilities	80,717	63,572
Commitments and contingencies (Note 5)		
Stockholders' equity		
Preferred stock, $0.001 par value:		
10,000,000 shares authorized; no shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively	—	—
Common stock, $0.001 par value:		
250,000,000 shares authorized; 46,861,334 and 40,236,686 shares issued and outstanding at December 30, 2006 and December 31, 2005, respectively	47	40
Additional paid-in capital	504,709	268,291
Deferred stock-based compensation	—	(2,495)
Accumulated other comprehensive loss	(244)	(359)
Retained earnings	113,100	52,312
Total stockholders' equity:	617,612	317,789
Total liabilities and stockholders' equity	$698,329	$381,361

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.

CONSOLIDATED STATEMENTS OF INCOME

	Years Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
	(In thousands, except per share data)		
Revenues	$369,213	$237,495	$177,762
Cost of revenues	178,235	130,102	90,785
Gross margin	190,978	107,393	86,977
Operating expenses:			
Research and development	46,608	28,348	20,643
Selling, general and administrative	71,540	43,744	30,221
Total operating expenses	118,148	72,092	50,864
Operating income	72,830	35,301	36,113
Interest income	15,183	4,282	2,450
Other income (expense), net	204	(1,091)	500
Income before income taxes	88,217	38,492	39,063
Provision for income taxes	27,429	8,310	13,885
Net income	$ 60,788	$ 30,182	$ 25,178
Net income per share:			
Basic	$ 1.35	$ 0.76	$ 0.67
Diluted	$ 1.29	$ 0.73	$ 0.63
Weighted-average number of shares used in per share calculations:			
Basic	45,172	39,547	37,647
Diluted	47,193	41,590	40,054

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Common Stock		Additional Paid-in Capital	Notes Receivable from Stockholders	Deferred Stock-based Compensation	Accumulated Other Comprehensive Loss	Retained Earnings (Deficit)	Total
	Shares	Amount						
	(In thousands, except share and per share data)							
Balances, December 27, 2003	36,808,906	$37	$226,592	$(661)	$(7,902)	$ (4)	$ (3,048)	$215,014
Repayment of notes receivable from stockholders	—	—	—	661	—	—	—	661
Issuance of common stock pursuant to exercise of options for cash	1,789,495	2	10,392	—	—	—	—	10,394
Issuance of common stock under the Employee Stock Purchase Plan	287,236	—	3,439	—	—	—	—	3,439
Tax benefit from exercise of common stock options	—	—	8,556	—	—	—	—	8,556
Deferred stock-based compensation, net of cancellations	—	—	170	—	(170)	—	—	—
Recognition of deferred stock-based compensation	—	—	—	—	2,659	—	—	2,659
Components of other comprehensive income:								
Change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	(496)	—	(496)
Translation adjustments	—	—	—	—	—	(230)	—	(230)
Net income	—	—	—	—	—	—	25,178	25,178
Comprehensive income								24,452
Balances, December 25, 2004	38,885,637	39	249,149	—	(5,413)	(730)	22,130	265,175
Issuance of common stock pursuant to exercise of options for cash	1,042,373	1	8,707	—	—	—	—	8,708
Issuance of common stock under the Employee Stock Purchase Plan	285,926	—	3,683	—	—	—	—	3,683
Tax benefit from exercise of common stock options	—	—	6,089	—	—	—	—	6,089
Conversion of warrants to common stock	22,750	—	—	—	—	—	—	—
Deferred stock-based compensation, net of cancellations	—	—	663	—	(663)	—	—	—
Recognition of deferred stock-based compensation	—	—	—	—	3,581	—	—	3,581
Components of other comprehensive income:								
Change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	113	—	113
Translation adjustments	—	—	—	—	—	258	—	258
Net income	—	—	—	—	—	—	30,182	30,182
Comprehensive income								30,553
Balances, December 31, 2005	40,236,686	40	268,291	—	(2,495)	(359)	52,312	317,789
Issuance of common stock in connection with follow-on public offering, net of issuance costs	5,000,000	5	181,860	—	—	—	—	181,865
Issuance of common stock pursuant to exercise of options for cash	1,396,751	2	15,983	—	—	—	—	15,985
Issuance of common stock pursuant to vesting of restricted stock units	18,108	—	60	—	—	—	—	60
Issuance of common stock under the Employee Stock Purchase Plan	209,789	—	4,489	—	—	—	—	4,489
Tax benefit from exercise of common stock options	—	—	14,487	—	—	—	—	14,487
Reclassification of unamortized stock-based compensation upon adoption of SFAS 123(R)	—	—	(2,495)	—	2,495	—	—	—
Stock-based compensation	—	—	22,034	—	—	—	—	22,034
Components of other comprehensive income:								
Change in unrealized loss on marketable securities, net of tax	—	—	—	—	—	53	—	53
Translation adjustments	—	—	—	—	—	62	—	62
Net income	—	—	—	—	—	—	60,788	60,788
Comprehensive income								60,903
Balances, December 30, 2006	46,861,334	$47	$504,709	$ —	$ —	$(244)	$113,100	$617,612

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
		(In thousands)	
Cash flows from operating activities:			
Net income	$ 60,788	$ 30,182	$ 25,178
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	22,093	16,513	6,987
Stock-based compensation expense	21,238	3,581	2,659
Deferred income taxes	(3,608)	(7,702)	(4,130)
Tax benefits from employee stock option plans	—	6,089	8,556
Excess tax benefits from equity based compensation plans	(12,515)	—	—
Provision for (reduction in) doubtful accounts receivable	—	33	(61)
Provision for excess and obsolete inventories	12,439	10,858	4,462
Loss on disposal of property and equipment	377	80	—
Changes in assets and liabilities:			
Accounts receivable	(10,596)	(18,966)	(5,294)
Inventories	(18,018)	(18,030)	(7,668)
Prepaids and other current assets	(5,891)	(2,620)	(1,905)
Other assets	(570)	—	(40)
Accounts payable	7,649	2,318	804
Accrued liabilities	10,917	3,576	5,255
Income tax payable	15,337	10,094	(809)
Deferred rent	2,048	1,120	114
Deferred revenues	3,685	623	1,527
Net cash provided by operating activities	105,373	37,749	35,635
Cash flows from investing activities:			
Acquisition of property and equipment	(38,136)	(28,318)	(37,727)
Purchase of marketable securities	(278,612)	(223,928)	(138,693)
Proceeds from maturities and sales of marketable securities	249,416	198,687	147,966
Restricted cash	—	—	300
Acquisition of intangible research and development asset	—	(400)	—
Net cash used in investing activities	(67,332)	(53,959)	(28,154)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net of issuance costs	202,399	12,391	13,833
Excess tax benefits from equity based compensation plans	12,515	—	—
Repayment of notes receivable from stockholders	—	—	661
Net cash provided by financing activities	214,914	12,391	14,494
Effect of exchange rate changes on cash and cash equivalents	(41)	200	6
Net increase (decrease) in cash and cash equivalents	252,914	(3,619)	21,981
Cash and cash equivalents, beginning of year	31,217	34,836	12,855
Cash and cash equivalents, end of year	$ 284,131	$ 31,217	$ 34,836
Non-cash financing activities:			
Deferred stock-based compensation	$ —	$ 663	$ 170
Purchases of property and equipment through accounts payable and accruals	$ 3,823	$ 8,620	$ 6,157
Supplemental disclosure of cash flow information:			
Income taxes paid (refunded)	$ 17,630	$ (70)	$ 10,271

The accompanying notes are an integral part of these consolidated financial statements.

FORMFACTOR, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

Note 1—Formation and Business of the Company:

FormFactor, Inc. (the "Company") was incorporated on April 15, 1993 to design, develop, manufacture, sell and support precision, high performance advanced semiconductor wafer probe cards. The Company is based in Livermore, California, home to its corporate offices, research and development, and manufacturing locations. The Company has offices in California, Japan, Germany, Taiwan, Italy and South Korea.

Fiscal Year

Our fiscal year ends on the last Saturday in December. The fiscal years ended on December 30, 2006 and December 25, 2004, respectively, consisted of 52 weeks. The fiscal year ended December 31, 2005 consisted of 53 weeks.

Reclassifications

Certain prior period balances have been reclassified to conform to the current financial statement presentation. These consist of the reclassification of stock-based compensation into its respective natural income statement lines. These reclassifications had no impact on previously reported results of operations or stockholders' equity.

Public Offering of Common Stock

On March 15, 2006, the Company completed an offering of 5,000,000 shares of its common stock. The Company received net proceeds of $182.0 million after the payment of an aggregate of $8.1 million of underwriting discounts and commissions and other offering expenses.

Note 2—Summary of Significant Accounting Policies:

Basis of Consolidation and Foreign Currency Translation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All material intercompany balances and transactions have been eliminated.

Translation gains and losses resulting from the process of remeasuring into the United States of America dollar, the foreign currency financial statements of the Company's wholly owned subsidiaries, for which the United States of America dollar is the functional currency, are included in operations. For the Company's international subsidiaries which use their local currency as their functional currency, assets and liabilities are translated at exchange rates in effect at the balance sheet date and revenue and expense accounts at average exchange rates during the period. Resulting translation adjustments are recorded directly to accumulated other comprehensive loss.

Use of Estimates

In accordance with accounting principles generally accepted in the United States of America, management utilizes certain estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The primary estimates underlying the Company's financial statements include fair value of revenue elements, allowance for doubtful accounts receivable, reserves for product warranty,

Note 2—Summary of Significant Accounting Policies: (Continued)

reserves for obsolete and slow moving inventory, provision for income taxes and accruals for other liabilities. Actual results could differ from those estimates.

Foreign Exchange Management

The Company transacts business in various foreign currencies, primarily the Japanese Yen. The Company enters into forward foreign exchange contracts in an effort to mitigate the risks associated with currency fluctuations on certain foreign currency balance sheet exposures. These foreign exchange contracts do not qualify for hedge accounting under FASB Statement No. 133, "Accounting for Derivatives Instruments and Hedging Activities", as amended by FASB Statement No. 149, "Amendment of Statement 133 on Instruments and Hedging Activities". Gains and losses resulting from the impact of currency exchange rate movements on forward foreign exchange contracts designated to offset certain foreign currency balance sheet exposures and backlog are recognized as other income (expense), net in the accompanying consolidated income statements in the period in which the exchange rates change. These gains and losses are intended to partially offset the foreign currency exchange gains and losses on the underlying exposures being hedged. The Company does not use derivative financial instruments for trading or speculative purposes.

Realized foreign currency losses for fiscal 2006, fiscal 2005 and fiscal 2004 were approximately $524,000, $584,000 and $411,000, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original or remaining maturities of three months or less, at the date of purchase, to be cash equivalents. Cash and cash equivalents include money market and various deposit accounts.

Marketable Securities

The Company has classified its marketable securities as "available-for-sale". All marketable securities represent the investment of funds available for current operations, notwithstanding their contractual maturities. Such marketable securities are recorded at fair value and unrealized gains and losses are recorded to accumulated other comprehensive loss until realized. Realized gains and losses on sale of all such securities are reported in earnings, computed using the specific identification cost method.

Restricted Cash

Under the terms of one of its facility leases, the Company provides security to the landlord in the form of letters of credit. As of December 30, 2006 and December 31, 2005, restricted cash includes $2,250,000 of letters of credit secured by a certificate of deposit.

Inventories

Inventories are stated at the lower of cost (principally standard cost which approximates actual cost on a first-in, first-out basis) or market value. Adjustments for potentially excess and obsolete inventory are made based on management's analysis of inventory levels and future sales forecasts. Once the value is adjusted, the original cost of the Company's inventory less the related inventory write-down represents the

Note 2—Summary of Significant Accounting Policies: (Continued)

new cost basis of such products. Reversal of these write downs is recognized only when the related inventory has been scrapped or sold.

The Company designs, manufactures and sells a fully custom product into a market that has been subject to cyclicality and significant demand fluctuations. Probe cards are complex products, custom to a specific chip design and have to be delivered on short lead-times. Probe cards are manufactured in low volumes, therefore, material purchases are often subject to minimum purchase order quantities in excess of the actual demand. It is not uncommon for the Company to acquire production materials and start certain production activities based on estimated production yields and forecasted demand prior to or in excess of actual demand for the Company's wafer probe cards. These factors make inventory valuation adjustments part of the normally recurring cost of revenue. Aggregate inventory valuation provisions that increased our inventory reserves were $12,439,000, $10,858,000, and $4,462,000 for the years ended December 30, 2006, December 31, 2005, and December 25, 2004, respectively. The Company retains a portion of the excess inventory until the customer's design is discontinued. The inventory may be used to satisfy customer warranty demand.

Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is provided on a straight-line method over the estimated useful lives of the assets, generally one to twenty years. Leasehold improvements are amortized over their estimated useful lives or the term of the related lease, whichever is less. Upon sale or retirement of assets, the cost and related accumulated depreciation or amortization are removed from the balance sheet and the resulting gain or loss is reflected in operations.

Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed of

The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS No. 144 establishes a uniform accounting model for long-lived assets to be disposed of. SFAS No. 144 also requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by comparing the carrying amount of an asset to estimated undiscounted future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset.

Concentration of Credit Risk and Other Risks and Uncertainties

The Company maintains its cash and cash equivalents in accounts with three major financial institutions in the United States of America and in countries where subsidiaries operate. Deposits in these banks may exceed the amounts of insurance provided on such deposits. The Company has not experienced any losses on its deposits of cash and cash equivalents.

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable and accounts payable approximate fair value due to their short maturities.

Note 2—Summary of Significant Accounting Policies: (Continued)

Estimated fair values for marketable securities, which are separately disclosed elsewhere, are based on quoted market prices for the same or similar instruments.

The Company markets and sells its products to a narrow base of customers and generally does not require collateral. In fiscal 2006, three customers accounted for 12%, 13%, and 23% of revenues. In fiscal 2005, four customers accounted for approximately 12%, 15%, 23% and 23% of revenues. In fiscal 2004, four customers accounted for approximately 12%, 15%, 19% and 20% of revenues. At December 30, 2006 four customers accounted for approximately 10%, 11%, 13% and 13% of accounts receivable. At December 31, 2005, three customers accounted for approximately 12%, 13% and 33% of accounts receivable. The Company applied a threshold of 10% to disclose such customers.

The Company operates in the intensely competitive semiconductor industry, primarily dynamic random access memory, or DRAM, which has been characterized by price erosion, rapid technological change, short product life, cyclical market patterns and heightened foreign and domestic competition. Significant technological changes in the industry could affect operating results adversely.

Certain components that meet the Company's requirements are available only from a limited number of suppliers. The rapid rate of technological change and the necessity of developing and manufacturing products with short lifecycles may intensify these risks. The inability to obtain components as required, or to develop alternative sources, if and as required in the future, could result in delays or reductions in product shipments, which in turn could have a material adverse effect on the Company's business, financial condition, results of operations or cash flows.

Revenue Recognition

The Company recognizes revenue when title and risk of loss have passed to the customer, there is persuasive evidence of an arrangement, delivery has occurred or services have been rendered, the sales price is fixed or determinable, and collectibility of the resulting receivable is reasonably assured. Revenues from product sales to customers other than distributors are recognized upon shipment or delivery depending on the terms of sale. Although the Company's distributor has no price protection rights or rights to return product, other than for warranty claims, the Company defers recognition of revenue and related cost of revenues, on a gross basis, from its distributor until the distributor confirms an order from its customer.

In multiple element arrangements, the Company determines whether there is more than one unit of accounting. To the extent that the deliverables are separable into multiple units of accounting, the Company then allocates the total fee on such arrangements to the individual units of accounting based on verifiable objective evidence of fair value using the residual method. The Company recognizes revenue for each unit of accounting depending on the nature of the deliverable(s) comprising the unit of accounting.

The Company offers product maintenance and repair arrangements to its customers. Amounts due from customers under these arrangements are initially recorded as deferred revenues. The fees are recognized as revenue on a straight-line basis over the service period and related costs are recorded as incurred.

Revenues from the licensing of the Company's design and manufacturing technology, which have been insignificant to date, are recognized over the term of the license agreement or when the significant contractual obligations have been fulfilled.

Note 2—Summary of Significant Accounting Policies: (Continued)

Warranty Accrual

The Company offers warranties on certain products and records a liability for the estimated future costs associated with warranty claims, which is based upon historical experience and the Company's estimate of the level of future costs. Warranty costs are reflected in the income statement as a cost of revenues. A reconciliation of the changes in the Company's warranty liability for the year ending December 30, 2006 and December 31, 2005 follows (in thousands):

	Years Ended	
	December 30, 2006	December 31, 2005
Warranty accrual beginning balance	$ 511	$ 560
Reserve for warranties issued during the year	1,050	893
Settlements made during the year	(783)	(942)
Warranty accrual ending balance (included in accrued liabilities)	$ 778	$ 511

Research and Development

Research and development costs are expensed as incurred and consist primarily of personnel costs, development materials and other related costs.

Advertising Costs

Advertising costs, included in sales and marketing expenses, are expensed as incurred. Advertising expenses in fiscal years 2006, 2005 and 2004 were approximately $361,000, $190,000 and $169,000, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of SFAS No. 109, "Accounting for Income Taxes". Under this method, deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized.

The Company has no income tax audits pending by a taxing authority in any jurisdiction as of December 30, 2006. The Company establishes reserves for tax related to uncertain positions in the application of tax regulations. The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on its estimate of whether additional tax payments are probable. The Company regularly assesses the adequacy of the reserves in light of changing facts and circumstances, such as the expiration of the statutes of limitation. If the Company ultimately determines that payments of these amounts are unnecessary, the Company reverses the liability and recognizes a tax benefit during the period in which the Company determines that the liability is no longer necessary. The Company records an additional charge in its provision for income taxes in the period in which it determines that the recorded tax liability is less than the Company expects the ultimate assessment will be. The Company believes that adequate reserves have been provided to cover any potential additional tax assessment, as well as the related interest.

Note 2—Summary of Significant Accounting Policies: (Continued)

Segments

The Company operates in one segment for the design, development, manufacture, sale and support of precision, high performance advanced semiconductor wafer probe cards, using one measurement of profitability to manage its business.

Stock-based Compensation

Effective January 1, 2006, the Company implemented SFAS 123 (R) with regard to equity based compensation. As such, the Company began accounting for stock options and shares issued under its employee stock purchase plan ("ESPP") under SFAS 123 (R), which requires the recognition of the fair value of equity based compensation. The fair value of stock options and ESPP shares was estimated using a Black-Scholes option valuation model. This model requires the Company to make subjective assumptions in implementing SFAS 123 (R), including expected stock price volatility, estimated life and estimated forfeitures of each award. The fair value of equity-based awards is amortized over the requisite service period, generally the vesting period of the award, and the Company has elected to use the straight-line method. The Company makes quarterly assessments of the adequacy of the additional paid-in capital pool ("APIC pool") to determine if there are any tax shortfalls which require recognition in the condensed consolidated income statements. Prior to the implementation of SFAS 123 (R), the Company accounted for stock options and ESPP shares under the provisions of Accounting Principles Board ("APB") Opinion No. 25, "Accounting for Stock Issued to Employees" and made pro forma footnote disclosures as required by SFAS No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure," which amended SFAS 123, "Accounting for Stock-Based Compensation." Pro forma net income and pro forma net income per share disclosed in the footnotes to the condensed consolidated financial statements were estimated using a Black-Scholes option valuation model. Under APB Opinion No. 25, SFAS 123 and SFAS 123 (R), the fair value of restricted stock units was calculated based upon the fair market value of the Company's common stock at the date of grant.

The Company has elected to adopt the alternative transition method provided under the provisions of Financial Accounting Standards Board ("FASB") Staff Position No. FAS 123 (R)- 3 "Transition Election Related to Accounting for Tax Effects of Share-Based Payment Awards." The alternative transition method includes simplified methods to establish the beginning balance of the APIC pool related to the tax effects of employee stock-based compensation, and to determine the subsequent impact on the APIC pool and consolidated statements of cash flows of the tax effects of employee stock-based compensation awards that are outstanding upon adoption of SFAS 123 (R). See Note 6—Stock-Based Compensation.

Net Income Per Share

Basic net income per share available to common stockholders is computed by dividing net income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted net income per share is computed giving effect to all potential dilutive common stock, including options, warrants, common stock subject to repurchase and redeemable convertible preferred stock.

Note 2—Summary of Significant Accounting Policies: (Continued)

A reconciliation of the numerator and denominator used in the calculation of basic and diluted net income per share follows (in thousands):

	Years Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
Basic net income per share			
Numerator:			
Net income	$60,788	$30,182	$25,178
Denominator:			
Weighted-average common stock outstanding	45,172	39,557	37,762
Less: Weighted-average shares subject to repurchase	—	(10)	(115)
Weighted-average shares used in computing basic net income per share	45,172	39,547	37,647
Diluted net income per share			
Numerator:			
Net income	$60,788	$30,182	$25,178
Denominator:			
Weighted-average shares used in computing basic net income per share	45,172	39,547	37,647
Add stock options, restricted stock, ESPP, warrants and common stock subject to repurchase	2,021	2,043	2,407
Weighted-average shares used in computing diluted net income per share	47,193	41,590	40,054

The following outstanding options and restricted stock awards were excluded from the computation of diluted net income per share as they had an antidilutive effect (in thousands):

	December 30, 2006	December 31, 2005	December 25, 2004
Options to purchase common stock	1,214	863	708
Restricted stock	—	10	—

Comprehensive Income (Loss)

Comprehensive income (loss) includes foreign currency translation adjustments and unrealized gains (losses) on available-for-sale securities, the impact of which has been excluded from net income and reflected as components of stockholder's equity. The component of comprehensive income (loss) is reported on the Company's consolidated statements of stockholders' equity.

Note 2—Summary of Significant Accounting Policies: (Continued)

Components of accumulated comprehensive loss were as follows:

	December 30, 2006	December 31, 2005
Unrealized loss on marketable securities, net of tax	$(282)	$(335)
Cumulative translation adjustments	38	(24)
Accumulated other comprehensive loss	$(244)	$(359)

Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). SFAS No. 157 defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This statement does not require any new fair value measurements; rather, it applies under other accounting pronouncements that require or permit fair value measurements. The provisions of this statement are to be applied prospectively as of the beginning of the fiscal year in which this statement is initially applied, with any transition adjustment recognized as a cumulative-effect adjustment to the opening balance of retained earnings. The provisions of SFAS No. 157 are effective for the fiscal years beginning after November 15, 2007; therefore, the Company anticipates adopting this standard as of January 1, 2008.

In September 2006, the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB No. 108"), to eliminate the diversity of practice surrounding how public companies quantify financial statement misstatements. Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the "roll-over" method and the "iron curtain" method. The roll-over method focuses primarily on the impact of a misstatement on the income statement, including the reversing effect of prior year misstatements, but its use can lead to the accumulation of misstatements in the balance sheet. The iron-curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. In SAB No. 108, the SEC Staff established an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each financial statement and the related financial statement disclosures. This model is commonly referred to as a "dual approach" because it requires quantification of errors under both the iron curtain and the roll-over methods. The adoption of SAB 108 did not have an impact on the Company's consolidated financial statements.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 provides guidance on the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in the financial statements the impact of a tax position if that position will more likely than not be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosures, and transition provisions. FIN 48 is effective for fiscal years beginning after December 15, 2006, and the Company will adopt FIN 48 at the beginning of fiscal 2007. The Company is currently evaluating the impact of this interpretation on its consolidated financial statements.

Note 2—Summary of Significant Accounting Policies: (Continued)

In July 2006, the FASB issued EITF Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should be Presented in the Income Statement (that is, Gross versus Net Presentation)." The adoption of EITF No. 06-3 did not have an impact on the Company's consolidated financial statements. The Company's accounting policy has been to present above mentioned taxes on a net basis, excluded from revenues.

Note 3—Balance Sheet Components:

Marketable Securities

Marketable securities at December 30, 2006 consisted of the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
US Treasury and agency securities	$ 25,799	$ 1	$ (21)	$ 25,779
Obligations of states and political subdivisions	181,346	43	(305)	181,084
Corporate securities	1,400	—	—	1,400
Total	$208,545	$44	$(326)	$208,263

The following table shows the gross unrealized losses and fair value for those investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and the length of time that individual securities has been in a continuous loss position as of December 30, 2006 (in thousands):

	In Loss Position for Less than 12 Months		In Loss Position for 12 Months or Greater		Total	
	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss	Fair Value	Gross Unrealized Loss
U.S. Treasury and agency securities	$20,778	$ (21)	$ —	$ —	$ 20,778	$ (21)
Obligations of states and political subdivisions	62,109	(88)	35,823	(217)	97,932	(305)
Total	$82,887	$(109)	$35,823	$(217)	$118,710	$(326)

The above unrealized losses on the Company's investments during 2006 were caused primarily by changes in interest rates. The Company typically invests in highly-rated securities with low probabilities of default. The Company's investment policy requires investments to be rated single-A or better, limits the types of acceptable investments, concentration as to security holder and duration of the investment.

Market values were determined for each individual security in the investment portfolio. When evaluating the investments for other-than-temporary impairment, the Company reviews factors such as the length of time and extent to which fair value has been below the amortized cost basis, the financial condition of the issuer, and the Company's ability and intent to hold the investment for a period of time, which may be sufficient for anticipated recovery in market value, which may be maturity.

Note 3—Balance Sheet Components: (Continued)

Marketable securities at December 31, 2005 consisted of the following (in thousands):

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Market Value
Municipal bonds	$158,788	$27	$(284)	$158,531
U.S. government agencies	22,000	—	(140)	21,860
Total	$180,788	$27	$(424)	$180,391

The following table shows the gross unrealized losses and fair value for those investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by investment category and the length of time that individual securities has been in a continuous loss position as of December 31, 2005 (in thousands):

	In Loss Position for Less Than 12 Months		In Loss Position for 12 Months or Greater		Total	
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
Municipal bonds	$58,629	$(225)	$20,530	$ (59)	$ 79,159	$(284)
U.S. government agencies	—	—	21,860	(140)	21,860	(140)
Total	$58,629	$(225)	$42,390	$(199)	$101,019	$(424)

Contractual maturities of marketable securities as of December 30, 2006 were as follows (in thousands):

	Cost	Market Value
Due in one year or less	$ 38,556	$ 38,527
Due after one year or to five years	73,055	72,887
Due after five years to 10 years	20,701	20,655
Due after 10 years	76,233	76,194
	$208,545	$208,263

For fiscal 2006 and fiscal 2005 realized gains and realized losses on sales or maturities of marketable securities were immaterial.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable consisted of trade accounts receivable at December 30, 2006 and December 31, 2005. Trade accounts receivable are recorded at the invoiced amount and do not bear any interest. The Company estimates allowances for doubtful accounts based primarily on analysis of historical trends and experience. The Company reviews its allowance for doubtful accounts monthly. Past due balances over 90 days and over a specified amount are reviewed individually for collectibility. The Company does not have any off-balance-sheet credit exposure related to its customers.

Note 3—Balance Sheet Components: (Continued)

Asset Retirement Obligation

The Company accounts for the retirement of tangible long-lived assets and the associated asset retirement costs in accordance with Statement of Financial Accounting Standards ("SFAS") No. 143, "Accounting for Asset Retirement Obligations". SFAS No. 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. In accordance with SFAS No. 143, the fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is amortized over the life of the asset. The Company's asset retirement obligation is associated with its commitment to return property subject to operating leases in Jubei City Hsinchu, Taiwan, Sungnam, Kyungki-Do, Korea,Yokohama, Japan and Omori Bellport, Japan to original condition upon lease termination. The Company estimated that as of December 30, 2006, gross expected future cash flows of approximately $1,075,000 would be required to fulfill these obligations.

The Company has recorded an asset retirement obligation of approximately $786,000 and a corresponding increase in leasehold improvements. This amount represents the present value of expected future cash flows associated with returning the leased property to original condition. This amount is subject to foreign exchange rate fluctuations and has been translated using the exchange rate at December 30, 2006. The leasehold improvements are being amortized to depreciation and amortization expense over the term of the lease. During the years ended December 30, 2006 and December 31, 2005, approximately $284,000 and $3,000 of the leasehold improvements were amortized to expense.

Following is a reconciliation of the aggregate retirement liability associated with the Company's commitment to return property to original condition upon lease termination included in non-current deferred rent and other liabilities (in thousands):

	Years Ended	
	December 30, 2006	December 31, 2005
Asset retirement obligation beginning balance	$144	$ —
Initial amount recorded for asset retirement obligation	767	144
Liabilities settled	(70)	—
Decrease based on revised estimates of asset retirement obligation	(55)	—
Accretion expense	44	—
Asset retirement obligation ending balance	$830	$144

Inventories

Inventories, net of reserves, consisted of the following (in thousands):

	December 30, 2006	December 31, 2005
Raw materials	$11,975	$ 7,686
Work-in-progress	10,465	9,971
Finished goods	2,338	747
	$24,778	$18,404

Note 3—Balance Sheet Components: (Continued)

Property and Equipment

Property and equipment consisted of the following (in thousands):

	Useful Life (in years)	December 30, 2006	December 31, 2005
Buildings	20	$ 1,161	$ —
Machinery and equipment	5	77,753	57,447
Computer equipment and software	3 to 5	15,966	11,849
Furniture and fixtures	5	4,601	3,932
Leasehold improvements	1 to 7	44,371	40,553
		143,852	113,781
Less: Accumulated depreciation and amortization		(62,877)	(43,564)
		80,975	70,217
Land		300	—
Construction-in-progress		12,789	11,371
		$ 94,064	$ 81,588

Depreciation and amortization of property and equipment for the years ended December 30, 2006, December 31, 2005, and December 25, 2004 was approximately $20,517,000, $14,874,000, and $6,987,000, respectively.

Accrued Liabilities

Accrued liabilities consisted of the following (in thousands):

	December 30, 2006	December 31, 2005
Accrued compensation and benefits	$22,086	$13,685
Accrued commissions	958	457
Accrued warranty	778	511
Other accrued expenses	4,512	5,814
	$28,334	$20,467

Note 4—Derivative Financial Instruments

The Company purchases forward exchange contracts to hedge certain existing foreign currency denominated accounts receivable and backlog. These hedges do not qualify for hedge accounting treatment in accordance with the provisions of SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Company recognizes gains or losses from the fluctuation in foreign exchange rates and the valuation of these hedge contracts in other expense. The Company does not use derivative financial instruments for trading or speculative purposes. As of December 30, 2006, the Company had one outstanding foreign exchange forward contract to sell 3,070,000,000 Japanese Yen for $25,838,576 with a contract rate of 118.81 Japanese Yen per U.S. Dollar.

Note 5—Commitments and Contingencies:

Environmental Matters

The Company is subject to U.S. federal, state and local, and foreign governmental laws and regulations relating to the protection of the environment, including those governing the discharge of pollutants into the air and water, the management and disposal of hazardous substances and wastes, the clean-up of contaminated sites and the maintenance of a safe workplace. The Company believes that it complies in all material respects with the applicable environmental laws and regulations, including those of the California Department of Toxic Substances Control, the Bay Area Air Quality Management District, the City of Livermore Water Resources Division and the California Division of Occupational Safety and Health. In fiscal 2005, the Company received two notices of violation from the City of Livermore regarding violation of certain applicable discharge limits. For each notice received, the Company promptly took appropriate steps to address all of the violations noted, believes that all such violations were addressed, paid the applicable fines ranging from $150 to $7,750 and confirmed such corrective steps. Notwithstanding our corrective actions, certain of the notices of violation remain unresolved and the Company may be subject to penalties based thereupon. In 2006 the Company received certain notices from the City of Livermore regarding its waste water discharge and its overall water usage. The Company is working with the City regarding these notices and has implemented certain corrective steps. No provision has been made for loss from environmental remediation liabilities associated with the Livermore sites because the Company believes that it is not probable that a material liability has been incurred as of December 30, 2006.

While the Company believes that it is in compliance in all material respects with the environmental laws and regulations that apply, in the future, the Company may receive additional environmental violation notices, and if received, final resolution of the violations identified by these notices could harm our operating results. New laws and regulations, stricter enforcement of existing laws and regulations, the discovery of previously unknown contamination at the Company or others' sites or the imposition of new cleanup requirements could adversely impact the Company's operations, which would have a negative effect on its operating results and cash flows.

Leases and Purchase Obligations

In October 2004, we signed a ten-year lease for an additional 12,000 square feet of research and development space within our current headquarters and manufacturing campus. The total rent obligation over the term of the lease is $1.0 million and is accounted for as an operating lease. In August 2006 the Company signed an amendment to the existing lease for the remaining 37,439 square feet of the building leased in October 2004. The term of the lease was extended to 15-years. The total rent obligation over the amended term of the lease is $8.5 million and is accounted for as an operating lease. The Company also signed a five-year lease for an additional 39,478 square feet of office space in September 2006. The total rent obligation over the term of the lease is $2.4 million and is accounted for as an operating lease.

Note 5—Commitments and Contingencies: (Continued)

The following table describes our commitments to settle contractual obligations in cash as of December 30, 2006:

	Payments Due In						
	2007	2008	2009	2010	2011	After 2011	Total
				(In thousands)			
Operating leases	$ 3,963	$4,225	$4,263	$4,141	$3,556	$8,644	$28,792
Inventory and related purchase obligations	4,509	—	—	—	—	—	4,509
Other purchase obligations	6,946	—	—	—	—	—	6,946
Total	$15,418	$4,225	$4,263	$4,141	$3,556	$8,644	$40,247

Rent expense for the years ended December 30, 2006, December 31, 2005, and December 25, 2004 was approximately $4,209,000, $3,471,000, and $3,505,000, respectively.

Inventory and related purchase obligations represent purchase commitments for silicon wafers and other materials. Other purchase obligations represent commitments related to the construction of leasehold improvements for the Company's additional office space within its current headquarters.

Indemnification Arrangements

The Company from time to time in the ordinary course of its business enters into contractual arrangements with third parties that include indemnification obligations. Under these contractual arrangements, the Company has agreed to defend, indemnify and hold the third party harmless from and against certain losses. These arrangements may limit the time within which an indemnification claim can be made, the type of the claim and the total amount that the Company can be required to pay in connection with the indemnification obligation. In addition, the Company has entered into indemnification agreements with its directors and certain of its officers, and the Company's bylaws contain indemnification obligations in favor of the Company's directors, officers and agents. It is not possible to determine or reasonably estimate the maximum potential amount of future payments under these indemnification obligations due to the varying terms of such obligations, the history of prior indemnification claims and the unique facts and circumstances involved in each particular contractual arrangement and in each potential future claim for indemnification. The Company has not had any requests for indemnification under these arrangements. The Company has not recorded any liabilities for these indemnification arrangements on the Company's condensed consolidated balance sheet as of December 30, 2006.

Legal Matters

From time to time, the Company may be subject to legal proceedings and claims in the ordinary course of business. The Company was not involved in any material legal proceedings, other than patent litigation as summarized below. In the future, the Company may become parties to additional legal proceedings which requires the Company to spend significant resources including proceedings designed to protect its intellectual property rights.

The Company is currently involved in certain patent-related litigation as part of its ongoing efforts to protect the intellectual property embodied in its proprietary technology, including its MicroSpring interconnect technology. These litigations include two actions the Company filed in 2004 in Seoul Southern District Court, located in Seoul, South Korea, against Phicom Corporation, a Korean

Note 5—Commitments and Contingencies: (Continued)

corporation, alleging infringement of the Company's Korean Patent Nos. 252,457, entitled "Method of Fabricating Interconnections Using Cantilever Elements and Sacrificial Substrates," 324,064, entitled "Contact Tip Structures for Microelectronic Interconnection Elements and Methods of Making Same", 278,342, entitled "Method of Altering the Orientation of Probe Elements in a Probe Card Assembly," and 399,210, entitled "Probe Card Assembly"; as well as two actions the Company filed in 2006 in Seoul Central District Court against Phicom alleging infringement of certain claims of the Company's Korean Patent No. 252,457, entitled "Method of Fabricating Interconnections Using Cantilever Elements and Sacrificial Substrates." These actions are all pending, except that the Seoul Central District Court has denied the Company's request for the issuance of preliminary injunctive relief in the Company's 2006 injunction action.

In response to the Company's infringement actions Phicom filed in the Korean Intellectual Property Office, or KIPO, invalidity actions challenging the validity of some or all of the claims of each of the Company's four patents at issue in the Seoul infringement actions. KIPO dismissed Phicom's challenges against all four of the patents-at-issue. Phicom appealed the dismissals of the challenges to the Korean Patent Court. The Korean Patent Court has issued rulings holding invalid certain claims of the Company's Korean Patent Nos. 278,342, 399,210, and 324,064, and also issued a ruling upholding the validity of the Company's Korean Patent No. 252,457. The Company has appealed the Patent Court invalidity rulings to the Korea Supreme Court and Phicom has appealed the Patent Court ruling upholding Korean Patent No. 252,457 patent to the Korea Supreme Court.

The Company has also initiated patent infringement litigation in the United States against certain third parties. In 2005, the Company filed a patent infringement lawsuit in the United States District Court for the District of Oregon against Phicom charging that it is willfully infringing four U.S. patents that cover key aspects of the Company's wafer probe cards—U.S. Patent Nos. 5,974,662, entitled "Method of Planarizing Tips of Probe Elements of a Probe Card Assembly", 6,246,247, entitled "Probe Card Assembly and Kit, and Methods of Using Same", 6,624,648, entitled "Probe Card Assembly" and 5,994,152, entitled "Fabricating Interconnects and Tips Using Sacrificial Substrates". In 2006, the Company also filed an amended complaint in the same Oregon District Court action that adds two additional patents to the litigation against Phicom—U.S. Patent Nos. 7,073,254, entitled "Method for Mounting a Plurality of Spring Contact Elements," and 6,615,485, entitled "Probe Card Assembly and Kit, And Methods of Making Same." Phicom has answered the complaint and the amended complaint by denying infringement, alleging defenses and asserting counterclaims seeking adjudications on the validity and enforceability of the Company's patents and whether Phicom is infringing the patents-in-issue. Also in 2006 the Company filed a patent infringement lawsuit in the United States District Court for the Northern District of California against Micronics Japan Co., Ltd. charging that it is willfully infringing four U.S. patents that cover key aspects of the Company's wafer probe cards—U.S. Patent Nos. 6,246,247, entitled "Probe Card Assembly and Kit, and Methods of Using Same", 6,509,751, entitled "Planarizer for a Semiconductor Contactor", 6,624,648, entitled "Probe Card Assembly" and 7,073,254, entitled "Method for mounting a plurality of spring contact elements." Micronics Japan has answered the complaint by denying infringement, alleging defenses and asserting counterclaims seeking adjudications on the validity and enforceability of the Company's patents and whether Micronics Japan is infringing those patents.

Additionally, one or more third parties have initiated challenges in foreign patent offices against other of the Company's patents. These actions include proceedings filed in Korea against two of the Company's Korean patents and proceedings filed in Taiwan against four of the Company's Taiwan patents. While the

Note 5—Commitments and Contingencies: (Continued)

Company believes that it does not have a material monetary damages exposure in these various proceedings, it is possible the Company will incur material attorneys' fees in defending its intellectual property at issue in these challenges.

No provision has been made for patent-related litigation because the Company believes that it is not probable that a material liability has been incurred as of December 30, 2006.

Note 6—Stock-Based Compensation

Effective January 1, 2006, the Company adopted the provisions of SFAS No. 123 (R), using the modified prospective transition method. SFAS 123 (R) requires companies to recognize the cost of employee services received in exchange for awards of equity instruments based upon the grant-date fair value of those awards. Using the modified prospective transition method, the Company began recognizing compensation expense for equity-based awards granted after December 31, 2005 plus unvested awards granted prior to December 31, 2005. Stock-based compensation expense for unvested awards granted prior to December 31, 2005 is amortized based on the measurement of fair value under SFAS No. 123, while awards granted after December 31, 2005 are measured under the guidance of SFAS No. 123 (R). Under this method of implementation no restatement of prior periods has been made. The cumulative effect related to the implementation of this new accounting principle as of January 1, 2006 was not material.

The table below shows the impact of stock-based compensation on the statement of operations of charges recognized for stock-based compensation payments based on SFAS 123(R). The net impact of the adoption of SFAS 123(R) taking into account that we would have recognized certain charges for stock-based compensation payments also under APB No. 25 was a reduction in our basic earnings per share of $0.31 and dilutive earnings per share of $0.30.

	Year Ended December 30, 2006
Stock-based compensation expense by type of award:	
Employee stock options(1)	$18,852
Employee stock purchase plan	2,813
Restricted stock units(2)	369
Amounts capitalized as inventory	(796)
Total stock-based compensation	21,238
Tax effect on stock-based compensation	(6,154)
Effect on net income	$15,084
Effect on earnings per share:	
Basic	$ 0.33
Diluted	$ 0.32

(1) Stock-based compensation expense of $1,103,000 for fiscal 2006 related primarily to pre-initial public offering "cheap stock" would have been recorded under the provisions of APB No. 25.

(2) Stock-based compensation expense of $369,000 for fiscal 2006 related to restricted stock units would have been recorded under the provisions of APB No. 25.

Note 6—Stock-Based Compensation (Continued)

Prior to January 1, 2006, the Company measured compensation expense for its employee equity-based compensation plans using the intrinsic value method under APB No. 25 and related interpretations. In connection with the grant of stock options to employees in fiscal 2001, fiscal 2002 and fiscal 2003 through the Company's initial public offering, the Company recorded stock-based compensation expense under the provisions of APB No. 25 as these options were considered compensatory because the fair value of the Company's stock determined for financial reporting purposes was greater than the fair value determined at the date of the grant. As of December 31, 2005, the Company had an aggregate of $1.5 million of stock-based compensation remaining to be amortized related to these options under the intrinsic valuation method.

In addition, the Company recorded stock-based compensation expense related to the issuance of restricted stock. As of December 31, 2005, the Company had an aggregate of $1.0 million of unamortized stock-based compensation related to restricted stock.

Prior to fiscal 2006, the Company applied the disclosure-only provisions of SFAS No. 123. The following table illustrates the effect on net income and earnings per share for the fiscal years ended December 31, 2005 and December 25, 2004 if the fair value recognition provisions of SFAS No. 123 had been applied to options granted under the Company's equity-based employee compensation plans. For purposes of this pro forma disclosure, the estimated value of the options is recognized over the options' vesting periods.

	Years Ended	
	December 31, 2005	December 25, 2004
	(In thousands, except per share amounts)	
Net income, as reported	$ 30,182	$25,178
Add: Stock-based compensation expense included in reported net income, net of tax	2,923	1,889
Deduct: Total stock-based compensation expense determined under the minimum and fair-value-based method for all awards, net of tax	(11,574)	(7,468)
Pro forma net income	$ 21,531	$19,599
Net income per share		
Basic:		
As reported	$ 0.76	$ 0.67
Pro-forma	$ 0.54	$ 0.52
Diluted:		
As reported	$ 0.73	$ 0.63
Pro-forma	$ 0.52	$ 0.49

Note 6—Stock-Based Compensation (Continued)

For purposes of the weighted-average estimated fair value calculations, the fair value of each stock option grant and employee purchase right is estimated on the date of grant using the Black-Scholes option pricing model and the following assumptions:

	Years Ended	
	December 31, 2005	December 25, 2004
Stock Options:		
Dividend yield	—	—
Expected volatility	48.0%	48.0%
Risk-free interest rate	4.17%	3.46%
Expected life (in years)	4.5	5.0
ESPP:		
Dividend yield	—	—
Expected volatility	48.0%	56.0%
Risk-free interest rate	3.23%	1.64%
Expected life (in years)	0.5	0.5

Stock Options

The exercise price of each stock option equals the market price of the Company's stock on the date of grant. Most options are scheduled to vest over four years and expire in either seven or ten years from the grant date. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model. In addition, the Company estimates forfeitures when recognizing compensation expense, and will adjust its estimate of forfeitures over the requisite service period based on the extent to which actual forfeitures differ, or are expected to differ, from such estimates. Changes in estimated forfeitures will be recognized as a change in estimate in the period of change and will also impact the amount of compensation expense to be recognized in future periods.

The following weighted-average assumptions were used in the estimated grant-date fair value calculations for stock options:

	Year Ended December 30, 2006
Stock Options:	
Dividend yield	—
Expected volatility	50.2%
Risk-free interest rate	4.89%
Expected life (in years)	4.8

The Company's computation of expected volatility for fiscal 2006 was based on a combination of historical and market-based implied volatility from traded options on the Company's common stock. The Company believes that including market-based implied volatility in the calculation of expected volatility results in a more accurate measure of the volatility expected in future periods. Prior to 2006, the computation of expected volatility was based entirely on historical volatility. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of the grant for periods corresponding with the

Note 6—Stock-Based Compensation (Continued)

expected life of an option. When establishing the expected life of a newly granted option, the Company applies the simplified method approach as outlined in Staff Accounting Bulleting No. 107. The simplified method is based on the vesting period and the contractual term for each grant, or for each vesting-tranche for awards with graded vesting. The mid-point between the vesting date and the expiration date is used as the expected term under this method.

During fiscal 2006, the Company granted approximately 2,228,000 stock options with an estimated total grant-date fair value of $41.4 million. For the year ended December 30, 2006, the Company recorded stock-based compensation expense related to stock options of $21.2 million. As of December 30, 2006, the unamortized stock-based compensation balance related to stock options was $41.4 million after estimated forfeitures, which will be recognized over an estimated period of 2.1 years based on the weighted-average days to vest. Approximately $796,000 of stock-based compensation was capitalized in inventory for the year ended December 30, 2006.

Employee Stock Purchase Plan

The ESPP provides that eligible employees may contribute up to 15% of their eligible earnings toward the semi-annual purchase of the Company's common stock. Under the ESPP, employees may purchase the Company's common stock through payroll deductions at a price equal to 85% of the lower of the fair market value at the beginning of the applicable offering period or at the end of each applicable purchase period. Offering periods are generally two years in length, except that effective as of the offering period commencing February 1, 2007, the Company is phasing in a change to a 12-month fixed offering period consisting of two purchase periods. During the year ended December 30, 2006, 209,789 shares were issued under the ESPP. As of December 30, 2006, the Company had $1.6 million of total unrecognized stock-based compensation, net of estimated forfeitures related to ESPP grants, which will be recognized over the weighted average period of 0.6 years. Compensation expense is calculated using the fair value of the employees' purchase rights under the Black-Scholes model. The following weighted average assumptions were used in the estimated fair value calculations for the employees' purchase rights:

	Year Ended December 30, 2006
ESPP:	
Dividend yield	
Expected volatility	44.2% — 61.8%
Risk-free interest rate	3.69% — 5.18%
Expected life (in years)	0.49 — 2.00

Restricted Stock Units

Restricted stock units are converted into shares of the Company's common stock upon vesting on a one-for-one basis. The vesting of restricted stock units is subject to the employee's continuing service to the Company. The cost of these awards is determined using the fair value of the Company's common stock on the date of the grant, and compensation cost is recognized over the vesting period. Restricted stock units generally vest over four years.

Note 6—Stock-Based Compensation (Continued)

Activity of the restricted stock units under the Company's equity compensation plans for the year ended December 30, 2006 is set forth below:

	Shares	Weighted Average Grant Date Fair Value
Restricted stock units at December 27, 2003	—	$ —
Granted	38,432	26.02
Restricted stock units at December 25, 2004	38,432	26.02
Granted	17,000	23.56
Restricted stock units at December 31, 2005	55,432	25.27
Vested	(18,108)	24.87
Restricted stock units at December 30, 2006	37,324	$25.46

The total aggregate intrinsic value of restricted stock units outstanding as of December 30, 2006 is $1.4 million. Aggregate intrinsic value is calculated using the closing price of the Company's common stock on December 30, 2006 multiplied by the number of restricted stock units outstanding at December 30, 2006.

As of December 30, 2006, the Company had $0.6 million of unrecognized stock-based compensation costs related to restricted stock unit grants, which will be recognized over the weighted average remaining contractual term of 1.0 years. As of December 30, 2006, the Company expected 37,324 restricted stock units to vest.

Note 7—Stockholders' Equity:

Preferred Stock

The Company has authorized 10,000,000 shares of undesignated preferred stock, $0.001 par value, none of which is issued and outstanding. The Company's Board of Directors shall determine the rights, preferences, privileges and restrictions of the preferred stock, including dividends rights, conversion rights, voting rights, terms of redemption, liquidation preferences, sinking fund terms and the number of shares constituting any series or the designation of any series.

Common Stock

Each share of common stock has the right to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to the prior rights of holders of all classes of stock outstanding having priority rights as to dividends. No dividends have been declared or paid as of December 30, 2006.

Warrants

In September 2000, the Company entered into a seven year technology license agreement to transfer technology to a related party. In connection with the license agreement, the Company issued a warrant to purchase 45,500 shares of Series F redeemable convertible preferred stock, now common stock, at an exercise price of $11.00 per share. The warrant was fully vested upon grant and nonforfeitable. This

Note 7—Stockholders' Equity: (Continued)

warrant expired on September 22, 2005 unexercised. The fair value of this warrant, estimated on the date of grant using a Black-Scholes model, of $306,220 has been capitalized as an other asset, and is being amortized against revenue using the straight-line method over the expected life of the technology of five years.

Stock Option Plans

The Company has reserved shares of common stock for issuance under the 1996 Stock Option Plan, the Incentive Option Plan and the Management Incentive Option Plan (the "Plans"). Under all Plans, the Board of Directors may issue incentive stock options to employees and nonqualified stock options and stock purchase rights to consultants or employees of the Company. The Board of Directors has the authority to determine to whom options will be granted, the number of shares, the term and exercise price (which cannot be less than fair market value at date of grant for incentive stock options or 85% of fair market value for nonqualified stock options). If an employee owns stock representing more than 10% of the outstanding shares, the price of each share shall be at least 110% of the fair market value, as determined by the Board of Directors. Generally, all options are immediately exercisable and vest 25% on the first anniversary of the vesting commencement date and on a monthly basis thereafter for a period of an additional three years. The options have a maximum term of ten years. Unvested option exercises are subject to repurchase upon termination of the holder's status as an employee or consultant. At December 30, 2006 and December 31, 2005 no shares of common stock, were subject to the Company's right of repurchase.

On April 18, 2002, the Board of Directors adopted the 2002 Equity Incentive Plan ("2002 Plan"), which became effective upon the effective date of the initial public offering of the Company's common stock. The 2002 Plan provides for the grant of both incentive stock options and nonqualified stock options, restricted stock and stock bonuses. The incentive stock options may be granted to the employees and the nonqualified stock options, and all awards other than incentive stock options, may be granted to employees, officers, directors and consultants. The exercise price of incentive stock options must be at least equal to the fair market value of common stock on the date of grant. The exercise price of incentive stock options granted to 10% stockholders must be at least equal to 110% of the fair market value of common stock on the date of grant and vest over five years. Options granted under the 2002 Plan are exercisable as determined by the Board of Directors, and for options granted on or before February 9, 2006, the options generally expire ten years from date of grant, and for options granted after February 9, 2006, the options generally expire seven years from the date of grant. The Company reserved 500,000 shares of common stock for issuance under the 2002 Plan plus any shares which have been reserved but not issued under the Company's existing Plans, plus any shares repurchased at the original purchase price and any options which expire, thereafter. With the effectiveness of the 2002 Plan, the Company will not grant any options under the 1996 Stock Option Plan, the Incentive Option Plan and the Management Incentive Option Plan. In addition, on each January 1, the number of shares available for issuance under the 2002 Plan will be increased by an amount equal to 5.0% of the outstanding shares of common stock on the preceding day.

Note 7—Stockholders' Equity: (Continued)

Activity under the Plans and the 2002 Plan is set forth below (in thousands, except share and per share data):

	Shares Available	Outstanding Options: Number of Shares	Exercise Price	Aggregate Price	Weighted Average Exercise Price
Balances, December 27, 2003	2,325,700	6,685,923	$ 0.10-26.07	$ 57,466	$ 8.60
Additional shares reserved	1,840,502	—	—	—	—
Options granted	(1,287,325)	1,287,325	17.06-27.16	26,674	20.72
Awards granted	(38,432)	—	—	—	—
Options exercised	—	(1,789,495)	0.17-20.49	(10,394)	5.80
Options canceled	361,007	(361,007)	3.25-21.84	(4,560)	12.63
Balances, December 25, 2004	3,201,452	5,822,746	0.10-27.16	69,186	11.88
Additional shares reserved	1,944,281	—	—	—	—
Options granted	(2,476,543)	2,476,543	20.64-28.14	61,639	24.89
Awards granted	(17,000)	—	—	—	—
Options exercised	—	(1,042,373)	0.80-23.56	(8,708)	8.36
Options expired	—	(15,000)	0.10	(1)	0.10
Options canceled	653,939	(653,939)	6.00-27.24	(10,696)	15.99
Balances, December 31, 2005	3,306,129	6,587,977	0.10-28.14	111,420	16.91
Additional shares reserved	2,011,884	—	—	—	—
Options granted	(2,228,427)	2,228,427	24.75-47.63	85,862	38.53
Options exercised	—	(1,396,751)	0.80-27.98	(16,190)	11.59
Options canceled	300,707	(300,707)	5.50-44.76	(7,420)	24.68
Balances, December 30, 2006	3,390,293	7,118,946	$ 0.50-47.63	$173,672	$24.39

The options outstanding and vested by exercise price at December 30, 2006 are as follows:

	Options Outstanding				Options Exercisable		
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Remaining Contractual Term (in years)	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)	Number Vested and Exercisable	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands)
$0.50 - $6.50	1,268,178	4.67	$ 6.01	$39,617	1,136,005	$ 5.95	$35,553
$6.51 - $14.00	224,397	6.32	12.45	5,564	211,140	12.67	5,190
$14.01 - $19.50	936,913	6.93	18.90	17,191	416,678	18.77	7,702
$19.51 - $23.56	922,304	8.00	22.50	13,607	365,761	22.34	5,453
$23.57 - $25.08	78,343	8.44	24.53	997	30,600	24.59	388
$25.09 - $25.39	918,365	8.85	25.39	10,892	201,879	25.39	2,394
$25.40 - $30.46	730,759	8.44	26.60	7,780	238,017	26.20	2,629
$30.47 - $37.24	191,647	6.74	36.54	136	15,000	36.31	14
$37.25 - $41.18	1,655,040	6.37	39.13	—	—	—	—
$41.19 - $47.63	193,000	6.58	43.27	—	—	—	—
$0.50 - $47.63	7,118,946	6.92	$24.39	$95,784	2,615,080	$14.57	$59,323

Note 7—Stockholders' Equity: (Continued)

The number of options outstanding and vested at December 31, 2005 and December 25, 2004 was 2,310,839 and 1,893,540, respectively.

The options vested and expected to vest at December 30, 2006 are as follows:

Options Vested and Expected to Vest			
Number Vested and Expected to Vest	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in thousands)
6,383,384	$23.44	6.88	$91,531

The aggregate intrinsic value in the table above represents the total pre-tax intrinsic value based on the Company's closing stock price of $37.25 on December 30, 2006, which would have been received by the option holders had all option holders exercised their options as of that date. The total number of in-the-money options vested and exercisable as of December 30, 2006 was 2,615,080.

The weighted average grant-date fair value of options granted during fiscal 2006 was $18.57. The intrinsic value of option exercises for fiscal 2006 was $41.3 million. Cash received from stock option exercises was $16.2 million. In connection with these exercises, the gross tax benefit realized by the Company was $14.5 million.

The Company settles employee stock option exercises with newly issued common shares.

Deferred stock-based compensation

During fiscal 2001 and fiscal 2002, and through the Company's initial public offering in June 2003, the Company issued options to certain employees under the Plan with exercise prices below the deemed fair market value of the Company's common stock at the date of grant. In accordance with the requirements of APB No. 25, the Company has recorded deferred stock-based compensation for the difference between the exercise price of the stock option and the deemed fair market value of the Company's stock at the grant. This deferred stock-based compensation is amortized to expense on a straight-line basis from the date of grant through the vesting period, generally four years to five years. During the years ended December 31, 2005 and December 25, 2004, the Company has recorded deferred stock-based compensation related to these options in the amounts of none and $170,000, net of cancellations, respectively, of which $1,715,000 and $2,659,000 had been amortized to expense during fiscal 2005 and 2004, respectively.

During fiscal 2005, the Company recognized stock-based compensation of $1,503,000 related to the acceleration of vesting of certain options and options issued to non-employees.

Restricted Stock Units

During fiscal 2004, the Company issued 38,432 shares of restricted stock to its then president as part of his initial compensation package. The closing market price of the Company's common stock was $26.02 per share on the date of grant. The restricted stock units vest in four equal installments on January 1 of each of 2006, 2007, 2008 and 2009. The Company recorded an aggregate of $1.0 million in deferred stock-based compensation which will be amortized as compensation expense over the vesting period. The Company recognized $242,000, $246,000 and $20,000 in stock-based compensation expense in fiscal 2006, 2005 and 2004, respectively, related to restricted stock.

Note 7—Stockholders' Equity: (Continued)

During fiscal 2005, the Company issued 17,000 shares of restricted stock to its CEO. The closing market price of the Company's common stock was $23.56 per share on the date of grant. The restricted stock units vest in two equal installments on April 3 of 2006 and 2008. The Company recorded an aggregate of $400,000 in deferred stock-based compensation which will be amortized as compensation expense over the vesting period. The Company recognized $128,000 and $117,000 in stock-based compensation expense in fiscal 2006 and 2005 related to restricted stock.

2002 Employee Stock Purchase Plan

On April 18, 2002, the Board of Directors approved the 2002 Employee Stock Purchase Plan ("2002 ESPP"). The 2002 ESPP is designed to enable eligible employees to purchase shares of common stock at a discount on a periodic basis through payroll deductions. Each offering period is for two years and consists of four six-month purchase periods, except that effective as of the offering period commencing February 1, 2007, the Company is phasing in a change to a 12-month fixed offering period consisting of two purchase periods. The price of the common stock purchased is 85% of the lesser of the fair market value of the common stock on the first day of the applicable offering period or the last day of each purchase period. 1,500,000 shares of common stock were reserved for issuance under the 2002 ESPP and common stock shares under the plan are increased on each January 1 by an amount equal to 1.0% of the outstanding shares of common stock on the preceding day. During fiscal 2006, 209,789 shares were purchased under this program at a weighted average exercise price of $21.40. During fiscal 2005, 285,926 shares were purchased under this program at a weighted average exercise price of $12.88. During fiscal 2004, 287,236 shares were purchased under this program at a weighted average exercise price of $11.87.

Note 8—Income Taxes

The components of income (loss) before income taxes were as follows (in thousands):

	Years Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
Federal	$88,407	$39,871	$39,642
Foreign	(190)	(1,379)	(579)
	$88,217	$38,492	$39,063

Note 8—Income Taxes (Continued)

The components of the provision for income taxes are as follows (in thousands):

	Years Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
Current provision:			
Federal	$27,688	$14,089	$15,876
State	2,402	1,469	1,887
Foreign	947	454	252
	31,037	16,012	18,015
Deferred provision (benefit):			
Federal	(2,322)	(5,706)	(3,679)
State	(1,286)	(1,996)	(451)
	(3,608)	(7,702)	(4,130)
Total provision for income taxes	$27,429	$ 8,310	$13,885

At December 30, 2006, the Company had research credit carryforwards of approximately $1,587,000 for state income tax purposes. The state research credit can be carried forward indefinitely.

The components of the deferred tax assets and liabilities are as follows (in thousands):

	December 30, 2006	December 31, 2005
Tax credits	$ 1,032	$ 2,802
Inventory reserve	9,242	7,621
Other reserves and accruals	4,269	3,370
Non-statutory stock options	6,822	1,784
Depreciation and amortization	—	337
Foreign net operating loss carryforwards	1,331	779
Gross deferred tax assets	22,696	16,693
Valuation allowance	(1,440)	(779)
Total deferred tax assets	21,256	15,914
Depreciation and amortization	(4,067)	—
Total deferred tax liabilities	(4,067)	—
Net deferred tax assets	$17,189	$15,914

Management periodically evaluates the recoverability of the deferred tax assets and recognizes the tax benefit only as reassessment demonstrates that they are realizable. At such time, if it is determined that it is more likely than not that the deferred tax assets are realizable, the valuation allowance will be adjusted. As of December 30, 2006 and December 31, 2005, the Company has provided a valuation allowance because it believes it is less likely than not that all deferred tax assets will be realized. The Company has not provided for U.S. deferred taxes on approximately $1.3 million in undistributable earnings of its foreign subsidiaries since these earnings are intended to be reinvested indefinitely.

Tax benefits of $14,487,000, $6,089,000, and $8,556,000 in fiscal 2006, 2005, and 2004, respectively, associated with the exercise of employee stock options and other employee stock programs were credited to stockholders' equity.

Note 8—Income Taxes (Continued)

A reconciliation between the provision for taxes computed at the federal statutory rate of 35% and the actual provision is as follows:

	Years Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
U.S. statutory federal tax rate	$30,876	$13,472	$13,672
State taxes and credits, net of federal benefit	1,276	212	1,164
Amortization of stock-based compensation, net of tax benefit	1,840	195	255
Research and development credits	(2,840)	(1,315)	(543)
Tax exempt interest and other permanent differences	(4,275)	(1,753)	(1,249)
Tax benefits from recognition of prior years' tax credits	—	(2,922)	373
Change in valuation allowance	552	421	213
Total	$27,429	$ 8,310	$13,885

Note 9—Employee Benefit Plan:

In 1996, the Company adopted a retirement plan which is qualified under Section 401(k) of the Internal Revenue Code of 1986. Eligible employees may make voluntary contributions to the retirement plan of up to 25% of their annual compensation, not to exceed the statutory amount, and the Company may make matching contributions. The Company recorded expenses for matching contributions of $969,000, $636,000 and $128,000 during fiscal 2006, 2005 and 2004, respectively.

The Company provides a tax-qualified profit sharing retirement plan for the benefit of eligible employees in the U.S. The plan is designed to provide employees with an accumulation of funds for retirement on a tax-deferred basis and provide for annual discretionary employer contributions. The Company expensed $4,850,000, $2,316,000, and $1,092,000 for the qualified U.S. profit sharing retirement plan in fiscal 2006, 2005, and 2004, respectively.

Note 10—Operating Segment and Geographic Information:

The Company operates in one segment regarding the design, development, manufacture, sale and support of precision, high performance advanced semiconductor wafer probe cards. In accordance with SFAS No. 131 ("SFAS No. 131"), "Disclosures About Segments of an Enterprise and Related Information," the Company's chief operating decision-maker has been identified as the Chief Executive Officer, who reviews operating results to make decisions about allocating resources and assessing performance for the entire company. Since the Company operates in one segment and in one group of similar products and services, all financial segment and product line information required by SFAS No. 131 can be found in the consolidated financial statements.

Note 10—Operating Segment and Geographic Information: (Continued)

The following table summarizes revenue by country based upon invoicing location:

	Years Ended		
	December 30, 2006	December 31, 2005	December 25, 2004
United States	29.5%	34.2%	35.8%
Taiwan	25.6	25.4	20.0
Japan	30.0	26.2	25.5
Germany	3.3	6.6	9.3
Other	11.6	7.6	9.4
Total	100.0%	100.0%	100.0%

Net property and equipment by country was as follows (in thousands):

	December 30, 2006	December 31, 2005
United States	$88,775	$79,485
Japan	2,551	704
Korea	1,314	439
Taiwan	1,041	639
Germany	383	321
Total	$94,064	$81,588

The following customers represented greater than 10% of the Company's revenues in fiscal 2006, 2005, and 2004:

	Fiscal 2006	Fiscal 2005	Fiscal 2004
Elpida	22.7%	22.7%	18.7%
Intel Corporation	12.6	11.8	14.5
Powerchip	12.0	*	*
Spirox Corporation	*	23.0	20.0
Samsung	*	15.3%	*
Infineon Technologies AG	*	*	11.6%

* Less than 10% of revenues.

Note 11—Departure of Executive Officer

On January 30, 2007, the Company entered into a Separation Agreement and General Release (the "Separation Agreement") with its former President and member of the Office of the Chief Executive, Joseph R. Bronson, who resigned from the Company effective January 5, 2007. Mr. Bronson also resigned from the Board of Directors of the Company effective January 5, 2007.

In conjunction with the Separation Agreement, the Company recorded a charge of approximately $1.8 million in the first quarter of 2007 consisting primarily of a $400,000 severance payment and approximately $1.4 million in stock-based compensation resulting from the accelerated vesting of a portion of his unvested stock options and restricted stock units.

SCHEDULE II

FORMFACTOR, INC.
VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 30, 2006, December 31, 2005, and December 25, 2004
(in thousands)

Description	Balance at Beginning of Year	Additions	Deductions	Balance at End of Year
Allowance for doubtful accounts receivable				
Year ended December 25, 2004	$103	$ —	$62	$ 41
Year ended December 31, 2005	$ 41	$ 33	$—	$ 74
Year ended December 30, 2006	$ 74	$	$—	$ 74
Allowance against deferred tax assets				
Year ended December 25, 2004	$145	$213	$—	$ 358
Year ended December 31, 2005	$358	$452	$31	$ 779
Year ended December 30, 2006	$779	$661	$—	$1,440

INDEX TO EXHIBITS

Set forth below is a list of exhibits that are being filed or incorporated by reference into this Annual Report on Form 10-K:

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No	Date of First Filing	Exhibit Number	
3.01	Amended and Restated Certificate of Incorporation of the Registrant as filed with the Delaware Secretary of State on June 17, 2003	S-1	333-109815	10/20/03	3.01	
3.02	Amended and Restated Bylaws of the Registrant	8-K	000-50307	5/25/05	3.02	
4.01	Specimen Common Stock Certificate	S-1/A	333-86738	5/28/02	4.01	
4.02	Sixth Amended and Restated Rights Agreement by and among the Registrant and certain stockholders of the Registrant dated July 13, 2001	S-1	333-86738	4/22/02	4.02	
4.03	Stockholders Agreement by and among the Registrant, Dr. Igor Y. Khandros, Susan Bloch and Richard Hoffman dated February 9, 1994	S-1	333-86738	4/22/02	4.03	
4.04	Stockholders Agreement by and among the Registrant, Dr. Igor Y. Khandros, Susan Bloch and Milton Ohring dated April 11, 1994	S-1	333-86738	4/22/02	4.04	
4.05	Stockholders Agreement by and among the Registrant, Dr. Igor Y. Khandros, Susan Bloch and Benjamin Eldridge dated August 12, 1994	S-1	333-86738	4/22/02	4.05	
4.06	Stockholders Agreement by and among the Registrant, Dr. Igor Y. Khandros, Susan Bloch and Charles Baxley, P.C. dated September 8, 1994	S-1	333-86738	4/22/02	4.06	
10.01+	Form of Indemnity Agreement	S-1/A	333-86738	5/28/02	10.01	
10.02+	Form of Change of Control Severance Agreement	10-K	000-50307	3/14/05	10.48	
10.03+	1995 Stock Plan, and form of option grant	S-1	333-86738	4/22/02	10.02	
10.04+	1996 Stock Option Plan, and form of option grant	S-1	333-86738	4/22/02	10.03	
10.05+	Incentive Option Plan, and form of option grant	S-1	333-86738	4/22/02	10.04	
10.06+	Management Incentive Option Plan, and form of option grant	S-1	333-86738	4/22/02	10.05	
10.07+	2002 Equity Incentive Plan, as amended, and forms of option grant	—	—	—	—	X
10.08+	2002 Employee Stock Purchase Plan, as amended	—	—	—	—	X
10.09+	Key Employee Bonus Plan	8-K	000-50307	4/14/06	10.01	
10.10+	Employment Offer Letter dated November 17, 2004 to Joseph R. Bronson	10-K	000-50307	3/14/05	10.49	
10.11+	Separation Agreement and General Release dated January 30, 2007 with Joseph R. Bronson	8-K	000-50307	1/31/07	10.01	
10.12+	Employment Offer Letter dated January 27, 2005 to Ronald C. Foster	10-K	000-50307	3/14/05	10.50	
10.13+	Employment Offer Letter dated October 29, 1998 to Yoshikazu Hatsukano	S-1	333-86738	4/22/02	10.13	
10.14+	Written description of definitive agreements to increase certain executive officer compensation approved on November 4, 2005	8-K	000-50307	11/10/05	—	
10.15+	Written description of definitive agreements to increase bonus targets for certain executive officers approved on February 24, 2006	8-K	000-50307	3/2/06	—	
10.16+	Written description of definitive agreements to increase base salaries for certain executive officers approved on April 10, 2006	8-K	000-50307	4/14/06	—	
10.17+	Written description of definitive agreement to increase director compensation approved on May 18, 2006	8-K	000-50307	5/24/06	—	
10.18	Pacific Corporate Center Lease by and between Greenville Holding Company LLC (successor to Greenville Investors, L.P.) ("Greenville") and the Registrant dated May 3, 2001	S-1/A	333-86738	6/10/03	10.18	

Exhibit Number	Exhibit Description	Incorporated by Reference				Filed Herewith
		Form	File No	Date of First Filing	Exhibit Number	
10.19	First Amendment to Pacific Corporate Center Lease by and between Greenville and the Registrant dated January 31, 2003	S-1/A	333-86738	5/7/03	10.18.1	
10.20	Pacific Corporate Center Lease by and between Greenville and the Registrant dated May 3, 2001	S-1/A	333-86738	6/10/03	10.19	
10.21	First Amendment to Pacific Corporate Center Lease by and between Greenville and the Registrant dated January 31, 2003	S-1/A	333-86738	5/7/03	10.19.1	
10.22	Pacific Corporate Center Lease by and between Greenville and the Registrant dated May 3, 2001	S-1/A	333-86738	6/10/03	10.20	
10.23	First Amendment to Pacific Corporate Center Lease by and between Greenville and the Registrant dated January 31, 2003	S-1/A	333-86738	5/7/03	10.20.1	
10.24	Pacific Corporate Center Lease by and between Greenville and the Registrant dated September 7, 2004, as amended by First Amendment to Building 6 Lease dated August 16, 2006	10-Q	000-50307	11/7/06	10.01	
21.01	List of Registrant's subsidiaries	—	—	—	—	X
23.01	Consent of Independent Registered Public Accounting Firm	—	—	—	—	X
24.01	Power of Attorney (included on the signature page of this Form 10-K)	—	—	—	—	X
31.01	Certification of Chief Executive Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
31.02	Certification of Chief Financial Officer pursuant to 15 U.S.C. Section 7241, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X
32.01*	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	—	—	—	—	X

* This exhibit shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date hereof and irrespective of any general incorporation language in any filings.

\+ Indicates a management contract or compensatory plan or arrangement.

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CORPORATEINFORMATION

MANAGEMENT

Dr. Igor Y. Khandros
Chief Executive Officer

Benjamin N. Eldridge
Senior VP, Research and Development
Chief Technology Officer

Ronald C. Foster
Senior VP, Chief Financial Officer

Richard M. Freeman
Senior VP, Operations

Yoshikazu Hatsukano
Senior VP, Strategic Initiatives
Chairman, FormFactor K.K.

Peter B. Mathews
Senior VP, New Business Development

Stuart L. Merkadeau
Senior VP, General Counsel
and Secretary

Henry I. Feir
Vice President, Human Resources

Roger Hitchcock
Vice Presdent, Worldwide Sales

Thomas P. Ho
Vice President, Applications and Service

Stefan Zschiegner
Vice President, Marketing

BOARD OF DIRECTORS

James A. Prestridge
Chairman of the Board
Former Director, Teradyne Inc.

Dr. Homa Bahrami
Director
Sr. Lecturer, Haas School of Business,
University of California, Berkeley

Dr. Thomas J. Campbell
Director
Dean of the Haas School of Business,
University of California, Berkeley

G. Carl Everett, Jr.
Director
Former Senior VP, Personal Systems
Group of Dell Computer Corporation

Dr. Igor Y. Khandros
Director
FormFactor Chief Executive Officer

Lothar Maier
Director
CEO, Linear Technology

Harvey A. Wagner
Director
President and CEO, Quovadx, Inc.

Dr. William H. Davidow
Chairperson Emeritus
Founding Partner, Mohr, Davidow Ventures

CORPORATE HEADQUARTERS
7005 Southfront Road
Livermore, CA 94551
PH: 925.290.4000
FX: 925.290.4010
www.formfactor.com

ANNUAL MEETING
May 17, 2007 · 3:00pm PDT

STOCK LISTING
FormFactor, Inc. common stock is traded on NASDAQ Global Market, listed under the symbol FORM.

TRANSFER AGENT
Computershare Trust Company, N.A.
250 Royall Street
Canton, MA 02021
Stockholder Services: 781-575-2879
www.computershare.com

INDEPENDENT AUDITORS
PricewaterhouseCoopers LLP

INVESTOR INFORMATION
http://investors.formfactor.com

CORPORATE COUNSEL
Davis Polk & Wardwell





HARMONY ONETOUCH

Harmony OneTouch is a one-touchdown NAND flash testing solution for 200 and 300mm wafers that enables the lowest test cost-per-die.



UPSTREAM

UPstream test solutions accelerate reliability verification. They are wafer-level burn-in probe cards that enable memory manufacturers to perform reliability testing early in the test flow.



BR175 MULTI-DUT

For manufacturers of logic products, BladeRunner MicroSpring contact structures provide reliable, low-resistance scrubbing contact on flip-chip bumps.



PH SERIES

For DRAM and Flash manufacturers, the PH series of wafer test probe cards (PH50, PH75, PH100, PH150) perform wafer sort and high speed testing at wafer level.



TAKUMI

Ideal for parametric test applications, Takumi probe cards have been designed to maximize the tester performance for development evaluation of advanced semiconductor process technologies, in-line and end-of-line process monitor on production lines.


®
FormFactor

REPORT2006

END

FRONT ROAD | LIVERMORE, CA 94551 | WWW.FORMFACTOR.COM